AMERICAN ATTORNEYS
美國海陸國際律師事務所



Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242



02034255

May 6, 2002

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL


RECEIVED
SEC MAIL PROCESSING
MAY 17 2002
WASH. D.C. 152 SECTION

SEC FILE NO. 82-4256

SUPPL

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Tomorrow International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Tomorrow International Holdings Limited (the "Company"), S.E.C. File No. 82-4256, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's clarification announcement, dated April 29, 2002, published (in English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on April 30, 2002;

2. The Company's Annual Report 2001, dated April 23, 2002 (including Notice of Annual General Meeting held on May 29, 2002 and a Proxy Form related to said Annual General Meting);

 5/21 h:\dlai\ADR\22416\0001\12sec.doc

3. The Company's announcement of 2001 Annual Results, dated April 23, 2002, published (in the English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on April 24, 2002;

4. The Company's announcement of the Closing of the Mandatory Unconditional Cash Offer and acceptance levels, dated April 2, 2002, published (in the English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on April 3, 2002;

5. The Company's clarification announcement, dated March 14, 2002, published (in the English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on March 15, 2002;

6. The Company's announcement of Further Information on Swank International Manufacturing Company Limited in respect of the Offer Document despatched to the shareholders of Swank International Manufacturing Company Limited on March 4, 2002, dated March 13, 2002, published (in the English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on March 14, 2002;

7. The Company's announcement regarding the Placing of not more than 178,000,000 new shares of HK$0.15 each in the share capital of the Company to independent investors, dated March 12, 2002, published (in the English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on March 13, 2002;

8. The Company's Offer Document together with the forms of acceptance and transfers regarding the acquisition of all issued shares in Swank International Manufacturing Company Limited, dated March 4, 2002;

9. The Company's announcement of the Despatch of the Offer Document together with the forms of acceptance and transfer to the shareholders of Swank International Manufacturing Company Limited, dated March 1, 2002, published (in the English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on March 4, 2002;

10. The Company's announcement regarding the extension of the despatch date of the Offer Document to the shareholders of Swank International Manufacturing Company Limited, dated February 20, 2002, published (in the English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on February 21, 2002;

11. Joint announcement between the Company and Swank International Manufacturing Company Limited regarding the Possible Mandatory Cash Offer to acquire all the issued shares in Swank International Manufacturing Company Limited, dated January 31, 2002, published (in the English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on February 1, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Tomorrow International Holdings Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability for any loss howsoever arising from or in reliance upon the whole or any part of the contents for this announcement.



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

This statement is to clarify that the Board is under a very preliminary discussion for acquisition of pharmaceutical businesses

The Board of directors ("Board") of Tomorrow International Holdings Limited (the "Company") has noted that there are articles appearing in local newspapers relating to the possible investment in pharmaceutical businesses.

The Board wishes to clarify that the Company is under a very preliminary discussion with independent parties for acquisition of pharmaceutical businesses and that no detailed terms have yet been finalized.

As the acquisition may or may not materialise, shareholders of the Company and potential investors are advised to exercise caution when dealing in shares of the Company.

Save as disclosed above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

By order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 29 April 2002

SEC MAIL RECEIVED PROCESSING
MAY 17 2002
WASH. D.C. 152 SECTION

香港經濟日報　2002年4月30日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



明日國際集團有限公司

（於百慕達註冊成立之有限公司）

本聲明謹此澄清董事會現正就收購藥品業務進行非常初步之磋商。

明日國際集團有限公司（「本公司」）董事會（「董事會」）注意到本地多份報章刊載有關有意投資藥品業務之文章。

董事會現謹此澄清，本公司就收購藥品業務與獨立第三方進行非常初步磋商，且並無訂立任何詳細條款。

鑑於收購事宜是否重大尚屬未知之素，本公司股東及有意投資者在買賣本公司股份時務須審慎。

除上文所披露者外，董事會確認目前並無任何有關擬進行收購或變賣之磋商或協議而須根據上市協議第2段所規定之一般責任而須予披露，且足以或可能影響股價之任何事項。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零二年四月二十九日



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF 2001 ANNUAL RESULTS

GROUP ANNUAL RESULTS

The Board of Directors (the "Directors") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001 with comparative figures for the previous corresponding year as follows:

	Notes	2001 *HK$'000*	2000 *HK$'000*
TURNOVER	*1*	544,174	659,807
Cost of sales	*2*	(436,012)	(529,310)
Gross profit		108,162	130,497
Other revenue		9,512	10,305
Write-back of provisions against loans receivable/(provisions against loans receivable)		9,449	(12,500)
Gain on disposal of partial interest in subsidiaries		—	33,409
Surplus on revaluation of leasehold land and buildings, net		5,927	848
Provision for properties held for sale		(4,833)	—
Distribution costs		(10,129)	(11,910)
Administrative expenses		(87,919)	(77,517)
Net unrealised holding losses on short term investments		(31)	(32,170)
Other operating expenses		(1,333)	(2,555)
PROFIT FROM OPERATING ACTIVITIES	*3*	28,805	38,407
Finance costs		(343)	(1,464)
PROFIT BEFORE TAX		28,462	36,943
Tax	*4*	(3,079)	(5,424)
PROFIT BEFORE MINORITY INTERESTS		25,383	31,519
Minority interests		5,734	976
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS		31,117	32,495
EARNINGS PER SHARE	*5*		
Basic		2.63 cents	4.27 cents
Diluted		2.61 cents	4.27 cents

Notes:

(1) **Turnover and segment information**

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

(a) *Business segments*

The following table presents revenue and profit/(loss) information for the Group's business segments.

Group	Electronic products 2001 *HK$'000*	Electronic products 2000 *HK$'000*	PCBs 2001 *HK$'000*	PCBs 2000 *HK$'000*	Electronic components and parts 2001 *HK$'000*	Electronic components and parts 2000 *HK$'000*	Listed equity investments 2001 *HK$'000*	Listed equity investments 2000 *HK$'000*	Provision of finance 2001 *HK$'000*	Provision of finance 2000 *HK$'000*	Eliminations 2001 *HK$'000*	Eliminations 2000 *HK$'000*	Consolidated 2001 *HK$'000*	Consolidated 2000 *HK$'000*
Segment revenue:														
Sales to external customers	420,554	455,973	84,692	137,454	950	47,164	31,556	9,690	6,422	9,526	—	—	544,174	659,807
Inter-segment sales	—	—	12,070	18,023	32,703	52,846	—	—	—	—	(44,773)	(70,869)	—	—
Other revenue	3,105	1,940	1,474	954	261	387	414	—	—	—	—	—	5,254	3,281
Total	423,659	457,913	98,236	156,431	33,914	100,397	31,970	9,690	6,422	9,526	(44,773)	(70,869)	549,428	663,088
Segment results	48,061	52,417	(12,085)	(6,197)	729	2,912	(13,298)	(33,244)	7,098	(7,409)	(45)	(127)	30,460	8,352
Interest, dividend income and unallocated gains													4,258	7,024
Gain on disposal of partial interest in subsidiaries													—	33,409
Unallocated expenses													(5,913)	(10,378)
Profit from operating activities													28,805	38,407
Finance costs													(343)	(1,464)
Profit before tax													28,462	36,943
Tax													(3,079)	(5,424)
Profit before minority interests													25,383	31,519
Minority interests													5,734	976
Net profit attributable to shareholders													31,117	32,495

(b) *Geographical segments*

The following table presents revenue and profit information for the Group's geographical segments.

Group	Europe 2001 *HK$'000*	Europe 2000 *HK$'000*	North America 2001 *HK$'000*	North America 2000 *HK$'000*	Hong Kong 2001 *HK$'000*	Hong Kong 2000 *HK$'000*	Japan 2001 *HK$'000*	Japan 2000 *HK$'000*	Others 2001 *HK$'000*	Others 2000 *HK$'000*	Eliminations 2001 *HK$'000*	Eliminations 2000 *HK$'000*	Consolidated 2001 *HK$'000*	Consolidated 2000 *HK$'000*
Segment revenue:														
Sales to external customers	57,764	54,080	134,974	177,360	188,914	244,766	138,078	115,557	24,444	68,044	—	—	544,174	659,807
Segment results	3,233	685	7,555	2,245	10,574	3,098	7,729	1,463	1,369	861	—	—	30,460	8,352

(2) Included in the cost of sales was the cost of inventories sold of HK$400,565,000 (2000: HK$520,534,000).

(3) **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging/(crediting):

	2001 HK$'000	*2000 HK$'000*
Depreciation of fixed assets	19,141	17,614
Amortisation of prepaid rental	737	736
Deferred product development costs:		
Amortisation for the year	971	846
Impairment arising during the year	95	496
	1,066	1,342
Net losses/(gains) on disposals of listed equity investments	3,891	(914)

(4) **Tax**

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits arising in Hong Kong during the year.

	2001 *HK$'000*	2000 *HK$'000*
Group:		
The People's Republic of China (the "PRC"):		
Hong Kong		
Current year provision	4,089	4,746
Overprovision in prior year	(1,250)	(202)
Deferred	—	833
Mainland China	240	47
Tax charge for the year	3,079	5,424

(5) **Earnings per share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of HK$31,117,000 (2000: HK$32,495,000) and the weighted average of 1,183,527,852 (2000: 760,291,915 shares) ordinary shares in issue during the year.

The comparative basic and diluted earnings per share have been adjusted to reflect the rights issue of shares on the basis of two rights shares for every one share held on 18 October 2001.

The calculation of diluted earnings per share for the year is based on the net profit attributable to shareholders for the year of HK$31,117,000 (2000: HK$32,495,000) and the weighted average of 1,193,943,852 (2000: 761,197,264) ordinary shares in issue during the year.

A reconciliation of the weighted average number of shares used in the basic earnings per share calculation for the year ended 31 December 2001 to that used in the diluted earnings per share calculation is as follows:

	2001	*2000*
Weighted average number of shares used in the basic earnings per share calculation	1,183,527,852	760,291,915
Weighted average number of shares assumed to have been issued at no consideration on the deemed exercise of all share options outstanding during the year	10,416,000	905,349
Weighted average number of shares used in the diluted earnings per share calculation	1,193,943,852	761,197,264

FINAL DIVIDEND

The Board of Directors does not recommend the payment of any final dividend (2000: Nil).

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 27 May 2002 to Wednesday, 29 May 2002, both days inclusive, during which period no transfer of shares will be registered.

BUSINESS REVIEW

It was a difficult year for the electronics industry in 2001. The market demand was slowing down as a result of the correction of excessive supply in previous year. Coupled with the slow recovery in the global economy and the "11 September" event in the United States of America, the electronics industry confronted with an unfavourable business environment during the year under review.

In spite of the severe business environment, the Group's electronics business as a whole was still profitable in 2001 although the turnover reduced by 8% to HK$420.6 million compared with last year.

For the manufacture and sale of electronic products, in view of the slowdown economy in 2001, the total sales to North America decreased by about 24%. In the Hong Kong local market, it was continually affected by the depressed market condition that leading to a decrease of about 23% in its turnover compared with 2000. Although it succeeded to maintain a growth in the OEM business with Japanese customers and was also benefited from the preliminary recovery of the European markets, the total turnover of the electronic products division dropped by approximately 8% for the year 2001. Nevertheless, under the effective cost controls, the electronic products division of the Group was still profitable for the year under review and recorded a profit contribution of HK$48.1 million.

The year of 2001 was a hard time for the printed circuit board ("PCB") industry. The contraction of the electronics industry and the worldwide over-supply of PCBs led to a very keen competition. The turnover of the PCB division of the Group decreased by over 38% compared with last year and suffered a loss of approximately HK$12.1 million for the year of 2001.

In view of the continuing unfavourable market condition, the trading and distribution of electronic components and parts business of the Group became dormant commencing from second quarter of the year 2001.

Regarding trading of listed equity investments, turnover for the year amounted to HK$31.6 million, compared to that of HK$9.7 million in year 2000 and the Group had disposed substantial part of its investment in Cedar Base Electronic (Group) Limited.

As the market condition was not favourable, interest income from loan financing decreased by 33% to HK$6.4 million compared with last year.

Pursuant to two separate placing agreements dated 8 May 2001 and 11 March 2002, Winspark Venture Limited ("Winspark"), the major shareholder of the Company, placed 69 million and 178 million shares through independent placing agents to independent investors at a price of HK$0.17 and HK$0.15 per share, respectively. Moreover, pursuant to two top-up subscription agreements between the Company and Winspark on the same corresponding dates, Winspark subscribed for 69 million and 178 million new shares of the Company at a price of HK$0.17 and HK$0.15 per share respectively. The net proceeds of approximately HK$11.5 million and HK$26 million from the share placement were used for general working capital of the Group.

On 10 August 2001, the Directors announced that the Company proposed to raise a gross proceeds of HK$178.8 million by issuing not less than 1,788,457,630 new shares by way of rights issue at a price of HK$0.10 per rights share on the basis of two rights shares for every existing share held on the record date. 936,884,000 rights shares were accepted and the balance of 851,573,630 rights shares were underwritten by Winspark.

The rights issue raised the net proceeds of HK$177.5 million which are mainly used to finance any possible acquisition of listed or non-listed assets and the expansion and/or diversification of the Group's existing operations and businesses. The expansion plan may include widening of the Group's product range, upgrading of technical knowledge and expansion of production capacity of the electronic product business. However, the funds raised under the rights issue are not currently earmarked for any specific projects or any specific business.

On 16 July 2001, the Company entered into an exclusivity agreement with The Hongkong and Shanghai Banking Corporation Limited ("HSBC"), the trust agent of Optiset Limited ("Optiset"), the then major shareholder of Swank International Manufacturing Company Limited ("Swank"), the beneficiaries of the trust being the individual bank creditors of Swank, in relation to, among others, the Company's proposed acquisition of the entire interests of Optiset in Swank. Swank is a Hong Kong listed company principally engaged in the manufacture and sale of optical products.

Subsequently, in January 2002, Probest Holdings Inc. ("Probest"), an indirect wholly owned subsidiary of the Company, signed a sale and purchase agreement with Optiset to acquire from it the majority stake in Swank and the related bank loans. The transaction was completed in March 2002 whereby the creditors banks agreed to sell its majority stake in Swank and the related bank loan of HK$250 million to the Company for a total consideration of HK$68 million. Full amount was paid as deposit in August 2001. Moreover, following a General Offer made by Probest in compliance with the Takeover Code, which was completed in early April 2002, Probest totally acquired 1,641,638,651 Swank shares, representing 73.5% interest in Swank.

LIQUIDITY AND FINANCIAL RESOURCES

The Group had a strong financial position. The gearing of the Group, measured as total debts to assets, has improved from 33.5% in year 2000 to 17.3% in year 2001. Together with the placement of 69.0 million shares totalling HK$11.5 million in May 2001 and a 2 : 1 rights issue raising funds of HK$177.5 million in November 2001, cash and bank balances (including time deposits) as at 31 December 2001 were HK$373.8 million, representing an increase of HK$229.2 million compared with last year. On the other hand, the Group had no outstanding bank borrowings as at the balance sheet date compared with HK$6.1 million trade finance borrowings at the end of last year.

The Group has available banking facilities of HK$47.3 million for the normal working capital requirements. Together with the net positive cash and bank balances, it is believed that it has adequate cash resources to meet working capital requirements and all commitments for future expansion should the opportunities arises.

CAPITAL STRUCTURE

Pursuant to a placing agreement between the Company and a placing agent, a total of 69.0 million new shares were issued to independent investors in May 2001. Following a 2 : 1 rights issue in November 2001, additional 1,788.5 million new shares were issued to the then shareholders. The issued share capital of the Company had increased to 2,682.7 million shares by 31 December 2001. Moreover, the Company's issued share capital will be increased by 91.5 million shares should the options granted to three directors in 2000 be fully exercised.

Subsequent to the balance sheet date, pursuant to another placing agreement between the Company and a placing agent, a total of 178.0 million new shares were issued to independent investors in March 2002.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2001, the Group employed approximately 2,300 full time employees, more than 2,200 in the PRC and 90 in Hong Kong.

The Group remunerates its employees largely based on industry practice. In the PRC, the Group provides staff welfare and bonuses to its employees in accordance with the prevailing labour law. In Hong Kong, the Group provides staff benefits including medical scheme, performance related bonuses and mandatory provident fund.

FUTURE PLANS

For the manufacture of electronic products, it is anticipated that more well-known overseas electronic manufacturers are on the way to move their manufacturing bases from their home countries to the Southern China. This is intended to reduce the production costs and to develop the potential market in the Greater China. It will create a room for the further development of our OEM business in the coming future. To cope with this market trend, the Group will allocate more resources to enhance its manufacturing capabilities on new technologies, especially the application of advanced packages for product miniaturization in mobile computing and electronic products. Based on the existing strength in research and development, the Group will upgrade and expand its capabilities to handle the advanced packages and processes to equip for the future development of OEM business.

The PCBs industry is still under keen competition. The Group will place more efforts to streamline its PCB operations in order to maintain its competitiveness in the market. With the result of stringent cost control, it is expected to resume its profitability in the nearest future.

Regarding the new investment in Swank, Swank continues to be a strong market player in the eyewear industry, with well-known products covering a full range from metal, plastics to handmade, and include anything from sunglasses, optical frames to readers. To enhance its competitiveness in the market place, Swank needs to improve all aspects of operation, including but not limited to better linkages between sales, manufacturing and support functions. Swank's future will likely to be remarkably different from the past few years, during which Swank had to generate cash from operations to repay bank loan interest, while not being able to make significant improvements to the company's profitability.

The Group continues to be in a position of solid base and will continue to explore suitable investment opportunities to enhance its earning base and acts promptly as and when suitable opportunities arise. Currently, the Group is under a very preliminary discussion with various independent parties for acquisition of various projects including pharmaceutical businesses and that no detailed terms have yet been finalized.

SHARE OPTION SCHEME

The Board proposes to adopt a new share option scheme (the "Scheme") at the forthcoming annual general meeting to be held on 29 May 2002. A circular setting out the terms and conditions of the Scheme will be sent to shareholders.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company had complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") throughout the year ended 31 December 2001, except that the independent non-executive directors of the Company were not appointed for specific terms, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's Bye-laws.

PUBLICATION OF RESULTS ON THE STOCK EXCHANGE WEB-SITE

The Company's annual report containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 23 April 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at Unit 903–906, 9th Floor, Tower I, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong on Wednesday, 29 May 2002 at 11:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December, 2001.

2. To re-elect retiring directors and to authorise the board of directors to fix the directors' remuneration.

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A) **"THAT:**

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined); (b) the exercise of rights of subscription or conversion attaching to any warrants issued by the Company or any securities which are convertible into shares of the Company; (c) any share option scheme of the Company; and (d) any scrip dividend or similar arrangement providing for the allotment of shares in the Company in lieu of the whole or part of a dividend on shares in accordance with the Bye-laws of the Company in force from time to time; shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the approval granted under (A)(i) and A(ii) shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares, or offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(B) **"THAT:**

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company subject to and in accordance with all applicable laws and the Bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares in the capital of the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the approval granted under paragraph (B)(i) shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

(C) **"THAT** the general mandate granted to the directors to exercise the powers of the Company to allot, issue and otherwise deal with shares of the Company pursuant to resolution numbered 4(A) above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution numbered 4(B) above."

5. As special business, to consider and, if thought fit, pass with or without modification, the following resolutions as ordinary resolutions:

(A) **"THAT** subject to and conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the approval for the new Share Option Scheme of the Company (the "Scheme"), the rules of which are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman thereof, and subject to such amendments to the Scheme as the Stock Exchange may request, the Scheme (as may be amended as aforesaid) be approved and adopted to be the new share option scheme of the Company and that the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the Scheme notwithstanding that they or any of them may be interested in the same."

(B) **"THAT** subject to and conditional upon the passing of Resolution no. 5(A) and the condition referred to therein being satisfied or fulfilled, the operation of the existing share option scheme of the Company adopted on 21 July 1995 be hereby terminated with effect from the adoption of the Scheme (such that no further options could thereafter be offered under the existing share option scheme of the Company but in all other respects the provisions of the existing share option scheme of the Company shall remain in full force and effect)."

6. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as special resolution:

"THAT "明日國際集團有限公司" be adopted as the Chinese corporate name of the Company for registration under Part XI of the Hong Kong Companies Ordinance (Cap. 32)."

7. To transact any other business of the Company.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 23 April 2002

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company. A form of proxy for use at the meeting is enclosed.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the head office and principal place of business of the Company at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With regards to Resolution 5(A), a circular setting out the terms and conditions of the Scheme will be sent to shareholders in due course.



TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

二零零一年全年業績公佈

本集團全年業績

明日國際集團有限公司（「本公司」）董事會（「董事會」）欣然公佈本公司及其附屬公司（「本集團」）截至二零零一年十二月三十一日止年度之經審核綜合業績連同上一個相應年度之比較數字茲列如下：

	附註	二零零一年 千港元	二零零零年 千港元
營業額	1	544,174	659,807
銷售成本	2	(436,012)	(529,310)
毛利		108,162	130,497
其他收益		9,512	10,305
應收貸款撥備撥回／（應收貸款撥備）		9,449	(12,500)
出售附屬公司部份權益所得收益		—	33,409
重估租約土地及樓宇之盈餘，淨額		5,927	848
持作出售之物業撥備		(4,833)	—
分銷費用		(10,129)	(11,910)
行政支出		(87,919)	(77,517)
持有短期投資之未變現虧損淨額		(31)	(32,170)
其他經營支出		(1,333)	(2,555)
經營業務之溢利	3	28,805	38,407
融資成本		(343)	(1,464)
除稅前溢利		28,462	36,943
稅項	4	(3,079)	(5,424)
除少數股東權益前溢利		25,383	31,519
少數股東權益		5,734	976
股東應佔溢利淨額		31,117	32,495
每股盈利	5		
基本		2.63仙	4.27仙
攤薄		2.61仙	4.27仙

附註：

(1) 營業額及分部資料

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。

(a) 業務分部

下表載列本集團業務分部之有關收益及溢利／（虧損）之資料。

本集團	電子產品 二零零一年 千港元	電子產品 二零零零年 千港元	線路板 二零零一年 千港元	線路板 二零零零年 千港元	電子配件及部件 二零零一年 千港元	電子配件及部件 二零零零年 千港元	上市證券投資 二零零一年 千港元	上市證券投資 二零零零年 千港元	貸款融資業務 二零零一年 千港元	貸款融資業務 二零零零年 千港元	對銷 二零零一年 千港元	對銷 二零零零年 千港元	綜合 二零零一年 千港元	綜合 二零零零年 千港元
分部收益：														
向外界客戶銷售	420,554	455,973	84,692	131,454	950	47,164	31,556	9,690	6,422	9,526	—	—	544,174	659,807
分部間銷售	—	—	12,070	18,023	32,703	52,846	—	—	—	—	(44,773)	(70,869)	—	—
其他收益	3,105	1,940	1,474	954	261	287	414	—	—	—	—	—	5,254	3,281
合計	423,659	457,913	98,236	156,431	33,914	100,297	31,970	9,690	6,422	9,526	(44,773)	(70,869)	549,428	663,088
分部業績	48,061	52,417	(12,085)	(6,197)	729	2,912	(13,298)	(33,244)	7,098	(7,409)	(45)	(127)	30,460	8,352
利息、收入及未分配收益													4,258	7,024
出售附屬公司部份權益所得收益													—	33,409
未分配開支													(5,913)	(10,378)
經營業務之溢利													28,805	38,407
融資成本													(343)	(1,464)
除稅前溢利													28,462	36,943
稅項													(3,079)	(5,424)
除少數股東權益前溢利													25,383	31,519
少數股東權益													5,734	976
股東應佔溢利淨額													31,117	32,495

(b) 地區分部

下表載列本集團地區分部之有關收益及溢利之資料。

本集團	歐洲 二零零一年 千港元	歐洲 二零零零年 千港元	北美洲 二零零一年 千港元	北美洲 二零零零年 千港元	香港 二零零一年 千港元	香港 二零零零年 千港元	日本 二零零一年 千港元	日本 二零零零年 千港元	其他 二零零一年 千港元	其他 二零零零年 千港元	對銷 二零零一年 千港元	對銷 二零零零年 千港元	綜合 二零零一年 千港元	綜合 二零零零年 千港元
分部收益：														
向外界客戶銷售	57,764	54,080	134,874	177,360	188,914	244,766	138,078	113,557	24,444	61,044	—	—	544,174	659,807
分部業績	3,133	695	7,558	2,245	10,374	3,098	9,729	1,463	1,369	861	—	—	30,460	8,352

(2) 400,565,000港元（二零零零年：520,534,000港元）之已售存貨成本已計入銷售成本。

(3) 經營業務之溢利

本集團經營業務之溢利已扣除／（計入）：

	二零零一年 千港元	二零零零年 千港元
固定資產折舊	19,141	17,614
預付租金攤銷	737	736
遞延產品開發成本：		
年度攤銷	971	846
年度出現之耗蝕	95	496
	1,066	1,342
出售上市證券投資虧損／（收益）淨額	3,891	(914)

(4) 稅項

香港利得稅乃根據本年度在香港產生之估計應課稅溢利按16%（二零零零年：16%）之稅率撥備。

	二零零一年 千港元	二零零零年 千港元
本集團：		
中華人民共和國（「中國」）：		
香港		
本年度撥備	4,089	4,746
以往年度超額撥備	(1,250)	(202)
遞延	—	833
中國內地	240	47
本年度稅款	3,079	5,424

(5) 每股盈利

每股基本盈利乃根據本年度股東應佔純利31,117,000港元（二零零零年：32,495,000港元）及年內已發行普通股1,183,527,852

末期股息

董事會不建議派付任何末期股息（二零零零年：無）。

暫停辦理股東登記手續

本公司將於二零零二年五月二十七日星期一至二零零二年五月二十九日星期三止期間（首尾兩日包括在內）暫停辦理股東登記手續，於該段期間不會登記股份之轉讓。

業務回顧

電子業於二零零一年面臨困境，市場需求因上年度供應過剩引致之調整而放緩。全球經濟復甦緩慢，再加上美國「九一一事件」，使電子業於回顧年度面對不利之營商環境。

即使營商環境嚴峻，本集團之電子業務於二零零一年在整體上仍有利可圖，惟營業額已較去年減少8%，降至420.6百萬港元。

在生產及銷售電子產品方面，由於二零零一年經濟放緩，銷往北美洲之總銷量下降約24%。至於香港本地市場，仍受疲弱之市況影響，導致營業額較二零零零年下降約23%。即使與日本客戶間之原設備製造業務仍能維持增長，而電子產品亦因初步復甦之歐洲市場受惠，惟電子產品部門之總營業額仍較二零零一年度減少約8%。然而，在有效之成本控制措施下，本集團之電子產品部門於回顧年度仍有利可圖，錄得溢利貢獻48.1百萬港元。

印刷線路板（「線路板」）業務於二零零一年經營困難。電子業收縮，加上線路板在全球各地均出現供過於求之情況，導致競爭十分激烈。本集團線路板業務部門之營業額較去年減少逾38%，於二零零一年蒙受虧損約12.1百萬港元。

由於市況持續不振，本集團之電子配件及部件買賣及分銷業務由二零零一年第二季開始暫緩經營。

就上市證券投資之買賣而言，年度營業額達31.6百萬港元，二零零零年則為9.7百萬港元，而本集團亦已出售其在 Cedar Base Electronic (Group) Limited（易達興業電子（集團）有限公司）之大部份投資。

基於市況欠佳，貸款融資之利息收入較去年減少33%，降至6.4百萬港元。

根據兩項分別於二零零一年五月八日及二零零二年三月十一日訂立之配售協議，本公司之主要股東 Winspark Venture Limited（「Winspark」）透過獨立配售代理人，向獨立之投資者按每股0.17港元之價格配售69百萬股股份，以及按每股0.15港元之價格配售178百萬股股份。另外，根據本公司與 Winspark 同於上述日期分別訂立之兩項補足認購協議，Winspark 分別按每股0.17港元及每股0.15港元之價格認購本公司新股份69百萬股及178百萬股。配售股份集資所得之款項淨額分別為11.5百萬港元26.0百萬港元，均作為本集團之一般營運資金。

於二零零一年八月十日，董事會宣佈本公司計劃以供股之方式按每股供股股份0.10港元之價格發行不少於1,788,457,630股新股份，基準為於記錄日期每持有現有股份一股獲供兩股供股股份，以籌集約178.8百萬港元之收益毛額。據此，936,884,000股供股股份獲股東接納，其餘之851,573,630股供股股份則由 Winspark 包銷。

供股集資所得之款項淨額為177.5百萬港元，主要用作可能收購上市或非上市資產、擴展及／或多元化經營本集團現有業務及營運之計劃所需之資金。擴展計劃可能包括擴大本集團之產品系列、提升技術知識及提高電子產品業務之生產能力。然而，根據供股事項集資所得之資金目前仍未撥歸任何特定產品或任何特定業務之用。

於二零零一年七月十六日，本公司與香港上海滙豐銀行有限公司（「滙豐銀行」）訂立獨家專有權協議，其中涉及本公司收購 Optiset Limited（「Optiset」）在 Swank International Manufacturing Company Limited（恒光行實業有限公司）（「恒光行」）所佔之全部權益之建議。滙豐銀行是恒光行當時之主要股東 Optiset 之受託代理人，而該項信託之受益人則為恒光行之個別銀行債權人。恒光行是一家在香港上市之公司，經營之主要業務是製造及銷售視光產品。

其後，於二零零二年一月，本公司旗下一家間接全資附屬公司 Probest Holdings Inc.（「Probest」）與 Optiset 訂立一項買賣協議，以向 Optiset 收購其於恒光行所佔之大部份權益及有關之銀行貸款。該項交易經已於二零零二年三月完成，據此，債權銀行同意將其於恒光行所佔之大部份權益及有關之銀行貸款250百萬港元，以港幣68百萬港元之總代價售予本公司。所有款項已於二零零一年八月支付以作為按金。此外，於 Probest 遵照收購守則之規定進行全面收購建議後，Probest 合共購得1,641,638,651股恒光行股份，佔恒光行73.5%之權益，而該項全面收購建議經已於二零零二年四月初完成。

流動資金及財務資源

本集團的財政狀況穩健。按負債總額對資產之比率計算之本集團資本負債比率已由二零零零年之33.5%降低至二零零一年之17.3%。計及於二零零一年五月配售69.0百萬股股份集資共11.5百萬港元及於二零零一年十一月以一供二之比例進行供股集資177.5百萬港元後，本集團於二零零一年十二月三十一日持有的現金及銀行結餘（包括定期存款）達373.8百萬港元，較去年上升229.2百萬港元。另一方面，本集團於結算日並無任何未償還的銀行借款，而去年年結時則有貿易融資借款6.1百萬港元。

本集團可動用作正常營運資金用途的銀行融資達47.3百萬港元。連同正現金及銀行結餘淨額，相信本集團現金資源充裕，可應付營運資金需求，以及於日後時機出現時所需之一切承擔。

資本結構

根據本公司與配售代理訂立之配售協議，獨立投資者於二零零一年五月獲發行共69.0百萬股新股份。於二零零一年十一月以一供二之比例進行供股後，向當時之股東額外發行1,788.5百萬股新股份。本公司之已發行股本於二零零一年十二月三十一日之前增至2,682.7百萬股股份。此外，倘本公司三位董事悉數行使於二零零零年獲授之購股權，則本公司已發行股本中將多添91.5百萬股股份。

於結算日後，根據本公司與配售代理人訂立之另一項配售協議，於二零零二年三月向獨立投資者發行合共178.0百萬股新股份。

僱員及薪酬政策

於二零零一年十二月三十一日，本集團聘用約2,300位全職僱員，當中逾2,200人駐於中國，90人駐於香港。

本集團支付予僱員的報酬大致上依據業內常規。本集團於中國根據現行勞工法向僱員提供員工福利及花紅。於香港，本集團亦有提供員工福利，當中包括醫療計劃、按表現派發花紅，以及強制性公積金。

日後計劃

在電子產品製造業務方面，預計會有愈來愈多之海外知名電子廠商將本身之生產基地由原屬國家遷往南中國地區，以求削減生產成本及開拓具潛力之大中華市場。此情況預計可於日後為本集團之原設備製造業務帶來更大之發展空間。為配合此市場趨勢，本集團將會調撥更多資源以加強其有關新技術之生產力，其中尤以將先進之套件應用於手提電腦及電子產品微型化為然。按照目前之研究及開發實力，本集團將加強及提高其處理先進套件及工序之能力，以作好日後發展原設備製造業務之準備。

線路板業務之競爭仍然十分激烈。本集團會更加致力精簡其線路板業務，從而維持其在市場之競爭力。由於嚴謹之成本控制措施已見成效，可望於短期內回復盈利。

至於投資在恒光行之項目方面，恒光行迄今仍然在眼鏡業內擁有雄厚之實力，擁有知名之產品，由金屬、塑膠以致人手製造等全線系列，並包括太陽眼鏡、眼鏡架及讀數鏡。為加強在市場之競爭力，恒光行有必要在營運方面作多方面之改善，其中包括（但不限於）加強在銷售、製造及後勤部門之間的聯繫。恒光行之前景將與過去數年顯著不同，原因是於過往年度恒光行須以業務賺取之現金支付銀行貸款之利息，以致無力大幅改善本身賺取溢利之能力。

本集團之根基仍然穩固，定將不斷探求合適的投資良機，以壯大盈利基礎，並於出現合適機會時迅即行動。目前，本集團正與多名獨立人士就收購多個項目之事宜作十分初步之磋商，而有關項目包括製藥業務，惟現時仍未能落實詳細之條款。

購股權計劃

董事會建議在將於二零零二年五月二十九日舉行之應屆股東週年大會上採納全新之購股權計劃（「該計劃」），而一份載有該計劃條款及條件之通函，將會向股東寄發。

購買、出售或贖回證券

本公司或其任何附屬公司年內概無買賣或贖回本公司之任何上市證券。

	二零零一年 千港元	二零零零年 千港元
利息、股息		
收入及未分配		
收益	4,258	7,024
出售附屬公司		
溢價攤銷		
折讓收益	—	22,409
未分配開支	(5,913)	(10,376)
經營業務溢利	29,045	38,407
融資成本	(583)	(1,464)
除稅前溢利	28,462	36,943
稅項	(3,079)	(5,424)
除少數股東權益前溢利		
經常業務溢利	25,383	31,519
少數股東權益	5,734	976
股東應佔		
溢利淨額	31,117	32,495

(b) 地區分部

下表載列本集團地區分部之有關收益及溢利之資料。

本集團	歐洲 二零零一年 千港元	歐洲 二零零零年 千港元	北美洲 二零零一年 千港元	北美洲 二零零零年 千港元	香港 二零零一年 千港元	香港 二零零零年 千港元	日本 二零零一年 千港元	日本 二零零零年 千港元	其他 二零零一年 千港元	其他 二零零零年 千港元	對銷 二零零一年 千港元	對銷 二零零零年 千港元	綜合 二零零一年 千港元	綜合 二零零零年 千港元
分部收益：對外客戶銷售	87,764	54,080	154,974	177,260	138,914	244,766	138,078	115,557	24,644	68,044	—	—	544,374	659,807
分部業績	3,333	965	5,555	2,345	10,574	3,098	7,729	1,463	1,369	561	—	—	28,460	8,352

(2) 400,565,000港元（二零零零年：520,534,000港元）之已售存貨成本已計入銷售成本。

(3) **經營業務之溢利**

本集團經營業務之溢利已扣除／（計入）：

	二零零一年 千港元	二零零零年 千港元
固定資產折舊	19,141	17,614
預付租金攤銷	737	736
遞延產品開發成本：		
年度攤銷	971	846
年度出現之撇銷	95	496
	1,066	1,342
出售上市證券投資虧損／（收益）淨額	3,891	(914)

(4) **稅項**

香港利得稅乃根據本年度在香港產生之估計應課稅溢利按16%（二零零零年：16%）之稅率撥備。

	二零零一年 千港元	二零零零年 千港元
本集團：		
中華人民共和國（「中國」）：		
香港		
本年度撥備	4,089	4,746
以往年度超額撥備	(1,250)	(202)
遞延	—	833
中國內地	240	47
本年度稅款	3,079	5,424

(5) **每股盈利**

每股基本盈利乃根據本年度股東應佔純利31,117,000港元（二零零零年：32,495,000港元）及年內已發行普通股1,183,527,852股（二零零零年：760,291,915股）之加權平均數計算。

作比較用途之每股基本及攤薄盈利已作調整，以反映按於二零零一年十月十八日每持有一股股份獲供兩股供股股份之基準進行之供股事項。

本年度之每股攤薄盈利乃根據本年度股東應佔純利31,117,000港元（二零零零年：32,495,000港元）及年內已發行普通股1,193,943,852股（二零零零年：761,197,264股）之加權平均數計算。

用以計算截至二零零一年十二月三十一日止年度的每股基本盈利與用以計算每股攤薄盈利所使用的股份加權平均數的調節如下：

	二零零一年	二零零零年
用以計算每股基本盈利的股份加權平均數	1,183,527,852	760,291,915
假若內未行使的購股權獲悉數行使而假設已以無代價發行的股份加權平均數	10,416,000	905,349
用以計算每股攤薄盈利的股份加權平均數	1,193,943,852	761,197,264

…國之銀行貸款250百萬港元，以港幣88百萬港元之總代價售予本公司。所有款項已於二零零一年八月支付以作為按金。此外，於 Probest 遵照收購守則之規定進行全面收購建議後，Probest 合共購得1,641,638,651股恒光行股份，佔恒光行73.5%之權益，而該項全面收購建議經已於二零零二年四月初完成。

流動資金及財務資源

本集團的財政狀況穩健。按負債總額對資產之比率計算之本集團負債比率已由二零零零年之33.5%降低至二零零一年之17.3%。計及於二零零一年五月配售69.0百萬股股份集資共11.5百萬港元及於二零零一年十一月以一供二之比例進行供股集資177.5百萬港元後，本集團於二零零一年十二月三十一日持有的現金及銀行結餘（包括定期存款）達373.8百萬港元，較去年上升229.2百萬港元。另一方面，本集團於結算日並無任何未償還的銀行借款，而去年年結時則有貿易融資借款6.1百萬港元。

本集團可動用作正常營運資金用途的銀行融資達47.3百萬港元。連同正現金及銀行結餘淨額，相信本集團現金資源充裕，可應付營運資金需求，以及於日後時機出現時所需之一切承擔。

資本結構

根據本公司與配售代理訂立之配售協議，獨立投資者於二零零一年五月獲發行共69.0百萬股新股份。於二零零一年十一月以一供二之比例進行供股後，向當時之股東額外發行1,788.5百萬股新股份。本公司之已發行股本於二零零一年十二月三十一日之前增至2,682.7百萬股股份。此外，倘本公司三位董事悉數行使於二零零零年獲授之購股權，則本公司已發行股本中將多添91.5百萬股股份。

於結算日後，根據本公司與配售代理人訂立之另一項配售協議，於二零零二年三月向獨立投資者發行合共178.0百萬股新股份。

僱員及薪酬政策

於二零零一年十二月三十一日，本集團聘用約2,300位全職僱員，當中逾2,200人駐於中國，90人駐於香港。

本集團支付予僱員的報酬大致上依據業內常規。本集團於中國根據現行勞工法向僱員提供員工福利及花紅。於香港，本集團亦有提供員工福利，當中包括醫療計劃、按表現派發花紅，以及強制性公積金。

日後計劃

在電子產品製造業務方面，預計會有愈來愈多之海外知名電子廠商將本身之生產基地由原屬國家遷往南中國地區，以求削減生產成本及開拓具潛力之大中華市場。此情況預計可於日後為本集團之原設備製造業務帶來更大之發展空間。為配合此市場趨勢，本集團將會調撥更多資源以加強其有關新技術之生產力，其中尤以將先進之套件應用於手提電腦及電子產品微型化為然。按照目前之研究及開發實力，本集團將加強及提高其處理先進套件及工序之能力，以作好日後發展原設備製造業務之準備。

線路板業務之競爭仍然十分激烈。本集團會更加致力精簡其線路板業務，從而維持其在市場之競爭力。由於嚴謹之成本控制措施已見成效，可望於短期內回復盈利。

至於投資在恒光行之項目方面，恒光行迄今仍然在眼鏡業內擁有雄厚之實力，擁有知名之產品，由金屬、塑膠以致人手製造等全線系列，並包括太陽眼鏡、眼鏡架及韻數鏡。為加強在市場之競爭力，恒光行有必要在營運方面作多方面之改善，其中包括（但不限於）加強在銷售、製造及後勤部門之間的聯繫。恒光行之前景將與過去數年顯著不同，原因是於過往年度恒光行須以業務賺取之現金支付銀行貸款之利息，以致無力大幅改善本身賺取溢利之能力。

本集團之根基仍然穩固，定將不斷探求合適的投資良機，以壯大盈利基礎，並於出現合適機會時迅即行動。目前，本集團正與多名獨立人士就收購多個項目之事宜作十分初步之磋商，而有關項目包括製藥業務，惟現時仍未能落實詳細之條款。

購股權計劃

董事會建議在將於二零零二年五月二十九日舉行之應屆股東週年大會上採納全新之購股權計劃（「該計劃」），而一份載有該計劃條款及條件之通函，將會向股東寄發。

購買、出售或贖回證券

本公司或其任何附屬公司年內概無買賣或贖回本公司之任何上市證券。

最佳應用守則

董事會認為，除本公司之獨立非執行董事並非以指定任期委任，而須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於截至二零零一年十二月三十一日止年度一直遵守香港聯合交易所有限公司（「聯交所」）上市規則附錄十四所載之最佳應用守則。

在聯交所網站刊載業績

載有上市規則附錄十六第45(1)至45(3)段規定之所有資料之本公司年報將於適當時候刊載於聯交所網站。

承董事會命
主席
邱德華

香港，二零零二年四月二十三日

股東週年大會通告

茲通告本公司謹定於二零零二年五月二十九日星期三上午十一時三十分假座香港九龍紅磡鶴翔街1號維港中心第一期9樓903－906室舉行本公司股東週年大會，以處理下列事項：

1. 省覽截至二零零一年十二月三十一日止年度經審核財務報表及董事會報告書與核數師報告書。
2. 重新選舉退任董事及授權董事會釐定董事酬金。
3. 續聘核數師及授權董事會釐定核數師酬金。
4. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（無論有否修訂）：

(A) 「**動議**：

(i) 在本決議案第(iii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力配發、發行及處理本公司股本中每股面值0.10港元之額外股份，以及作出或授予可能需要行使該等權力之售股建議、協議及購股權；

(ii) 本決議案第(i)分段之批准須授權本公司董事會於有關期間內，作出及授予可能須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(iii) 本公司董事會根據本決議案第(i)分段之批准配發或有條件或無條件同意將予配發（不論根據購股權或其他方式而配發者）之股本總面額（根據：(a)供股（定義見下文）；(b)行使本公司發行之認股權證或任何可轉換為本公司股份之證券所附之認購權或轉換權；(c)本公司之購股權計劃；及(d)根據本公司不時有效之公司細則進行以股代息或類似安排以配發本公司股份代替股份之全部或部份股息除外），不得超過本決議案獲通過日期本公司已發行股本總面額20%，而按第(A)(i)及(A)(ii)段授出之批准亦因而受此限制；及

(iv) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

「供股」指在本公司董事會指定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例提呈股份、提呈或發行認股權證、購股權或有權認購本公司股份之其他證券之建議（惟本公司董事會有權就零碎股份或因適用於本公司之任何地區之任何法律或認可管制機構或證券交易所之規定所引致之任何限制或責任而認為必須或權宜取消或作出豁免或其他安排）。」

(B) 「**動議**：

(i) 在本決議案第(ii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間（定義見下文）內根據所有適用法律及本公司之公司細則，行使本公司一切權力購回本公司股本中之已發行股份；

(ii) 本公司按本決議案第(i)分段所述之批准獲准購回之本公司股本中股份總面額不得超過本公司於本決議案獲通過日期已發行股本總面額之10%，按第(B)(i)段授出之批准亦因而受此限制；及

(iii) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

(C) 「動議擴大根據上文第4(A)項決議案向董事會授出可行使本公司權力以配發、發行及處理本公司股份之一般權力，在董事根據該項一般授權可予配發之本公司股本總面額之上，另加相當於本公司按照根據上文第4(B)項決議案授出之權力購回之本公司股本總面額之款額。」

5. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（無論有否修訂）：

(A) 「動議待香港聯合交易所有限公司（「聯交所」）批准本公司之全新購股權計劃（「該計劃」，其規則載於一份註明「A」符號，並已送呈大會並經大會主席簽署以資識別之文件）及按聯交所之要求就該計劃作出修訂後，批准及採納該計劃為本公司之新購股權計劃；以及授權本公司董事會分別辦理及進行其為實行該計劃而認為必需或權宜之所有事項及交易與安排，而不論是否有任何董事於其中有利益關係。」

(B) 「動議待第5(A)項決議案獲通過及其中所述之條件達成或完成後，終止本公司於一九九五年七月二十一日採納之現有購股權計劃之運作，由該計劃獲採納時起生效（其後不會再根據本公司之現有購股權計劃提呈任何其他購股權，惟在任何其他方面而言，本公司現有購股權計劃之條文仍具全面效力及生效）。」

6. 作為特別事項，考慮並酌情通過下列決議案為特別決議案（無論有否修訂）：

「動議採納「明日國際集團有限公司」作為本公司之中文公司名稱，以供根據香港法例第三十二章公司條例第十一部份登記之用。」

7. 進行本公司任何其他事項。

承董事會命
主席
邱德華

香港，二零零二年四月二十三日

註冊辦事處：	主要營業地點：
Clarendon House	香港
Church Street	皇后大道中5號
Hamilton HM 11	衡怡大廈
Bermuda	27樓

附註：

1. 凡有權出席上述大會及於會上投票之股東，均有權委派一位或多位代表出席，並於投票時代其投票。代表毋須為本公司之股東。
2. 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點，地址為香港皇后大道中5號衡怡大廈27樓。
3. 就第5(A)項決議案而言，一份載有該計劃之條款及條件之通函將於適當時向股東寄發。

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT
MANDATORY UNCONDITIONAL CASH OFFER BY

Deloitte & Touche Corporate Finance Ltd

on behalf of

PROBEST HOLDINGS INC

(Incorporated in the British Virgin Islands with limited liability)

A wholly-owned subsidiary of

TOMORROW INTERNATIONAL HOLDINGS LIMITED

to acquire all the issued shares
(other than those shares already owned by
Probest Holdings Inc or parties acting in concert with it)
of


SWANK

SWANK INTERNATIONAL MANUFACTURING COMPANY LIMITED

The latest time for acceptance of the Offer was 4:00 p.m. on 2 April 2002 and the Offer will close at 9:30 a.m. on 3 April 2002. As at 4:00 p.m. on 2 April 2002, acceptances of the Offer in respect of 36,638,651 Swank Shares have been received, representing approximately 1.6% of the issued share capital of Swank. Taking into account the valid acceptances of the Offer in respect of those 36,638,651 Swank Shares and subject to the due transfer of the Shares to the Offeror, (i) the Offeror and the parties acting in concert with it will be interested in 1,641,638,651 Swank Shares, representing approximately 73.5% of the issued share capital of Swank and of the voting rights which may be exercised at general meetings of Swank, and (ii) the public shareholders will hold approximately 26.5% of the issued share capital of Swank.

It is the intention of the Offeror that the listing of the Swank Shares on the Stock Exchange be maintained.

Reference is made to the offer document dated 4 March 2002 which was issued by the Offeror ("Offer Document"). Terms defined in the Offer Document shall have the same meanings herein unless the context otherwise requires.

CLOSING OF THE OFFER AND ACCEPTANCE LEVELS

The latest time for acceptance of the Offer was 4:00 p.m. on 2 April 2002 and the Offer will close at 9:30 a.m. on 3 April 2002.

As at 4:00 p.m. on 2 April 2002, the Offeror has received 27 valid acceptances in respect of 36,638,651 Swank Shares, representing approximately 1.6% of the issued share capital of Swank.

Remittances in respect of the valid acceptances of the Offer will be posted to the relevant Swank Shareholders by ordinary post at their own risk within ten days following the date on which the Shares have been tendered in acceptance of the Offer.

PUBLIC FLOAT OF SWANK SHARES

On 1 March 2002, the Offeror became interested in 1,605,000,000 Swank Shares, representing approximately 71.9% of the issued share capital of Swank. Taking into account the valid acceptances received pursuant to the Offer in relation to those 36,638,651 Swank Shares and subject to due transfer of such Swank Shares to the Offeror, the Offeror and parties acting in concert with it will be interested in 1,641,638,651 Swank Shares, representing approximately 73.5% of the issued share capital of Swank and of the voting rights exercisable at general meetings of Swank. Save as above, the Offeror and parties acting in concert with it have not acquired or agreed to acquire any Swank Shares from 18 July 2001, being the date of the initial announcement regarding the Offer, up to the date of this announcement.

The table below sets out the shareholding structure of Swank immediately upon the closing of the Offer and the above mentioned due transfer of the relevant Swank Shares to the Offeror:

Shareholders	Swank Shares	%
Offeror	1,641,638,651	73.5%
Public	590,406,154	26.5%
Total	2,232,044,805	100.0%

MAINTAINING THE LISTING OF SWANK

It is the intention of the Offeror that the listing of the Swank Shares on the Stock Exchange be maintained.

By Order of the Board
TOMORROW INTERNATIONAL HOLDINGS LIMITED
Yau Tak Wah, Paul
Chairman

Hong Kong, 2 April 2002

The directors of Tomorrow jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, their opinions expressed in this announcement have been arrived at after due and careful consideration, and that there are no other facts not contained in this announcement the omission of which would make any of their statements in this announcement misleading.



明日國際集團有限公司

（於百慕達註冊成立之有限公司）

公佈

Deloitte & Touche Corporate Finance Ltd
德勤企業財務顧問有限公司

代表

明日國際集團有限公司

之全資附屬公司

PROBEST HOLDINGS INC

（於英屬處女群島註冊成立之有限公司）

就收購

SWANK

恒光行實業有限公司

之全部已發行股份
（Probest Holdings Inc或其一致行動人士
已擁有之股份除外）

提出之強制性現金收購建議

收購建議之最後接納時間為二零零二年四月二日下午四時正，而收購建議將於二零零二年四月三日上午九時三十分截止。於二零零二年四月二日下午四時正，共接獲36,638,651股恒光行股份（佔恒光行已發行股本約1.6%）之收購建議接納申請。經計及該36,638,651股恒光行股份之接納申請，待股份正式轉讓予收購人後，(i)收購人及其一致行動人士將擁有1,641,638,651股恒光行股份，佔恒光行之已發行股本及可於恒光行股東大會上行使之投票權約73.5%，及(ii)公眾股東將持有恒光行之已發行股本約26.5%。

收購人擬維持恒光行股份在聯交所之上市地位。

謹此提述收購人於二零零二年三月四日刊發之收購文件（「收購文件」）。除文義另有所指外，收購文件界定之詞彙與本文所界定者具備相同涵義。

收購建議之截止及接納程度

收購建議之最後接納時間為二零零二年四月二日下午四時正，而收購建議將於二零零二年四月三日上午九時三十分截止。

於二零零二年四月二日下午四時正，收購人共接獲36,638,651股恒光行股份之27份有效接納申請，佔恒光行已發行股本約1.6%。

收購建議有效接納申請之款項將於股東提交收購建議接納表格後十日內以平郵方式寄發予有關恒光行股東，郵誤風險概由彼等承擔。

恒光行股份之公眾持股量

於二零零二年三月一日，收購人擁有1,605,000,000股恒光行股份，佔恒光行已發行股本約71.9%。經計及根據收購建議有關該36,638,651股恒光行股份接獲之有效接納申請，待該等恒光行股份正式轉讓予收購人後，收購人及其一致行動人士將擁有1,641,638,651股恒光行股份，佔恒光行之已發行股本及可於恒光行股東大會上行使之投票權約73.5%。除上述者外，於二零零一年七月十八日（即初次公佈有關收購建議發表之日期）起至本公佈發表日期止，收購人及其一致行動人士概無收購亦無同意將會收購任何恒光行股份。

下表顯示緊隨收購建議截止及上文所述有關恒光行股份正式轉讓予收購人後，恒光行之股權架構：

股東	恒光行股份	%
收購人	1,641,638,651	73.5%
公眾人士	590,406,154	26.5%
合計	**2,232,044,805**	**100.0%**

維持恒光行之上市地位

收購人擬維持恒光行股份在聯交所之上市地位。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零二年四月二日

明日國際各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本公佈所表達之意見乃經審慎周詳考慮，且本公佈並無遺漏其他事實，致使本公佈內之任何聲明有所誤導。



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Announcement

This statement is to clarify that the Board is not aware of the source of an article appearing in a local newspaper relating to the possible investment in bio-technology/pharmaceutical business.

The Board of directors ("Board") of Tomorrow International Holdings Limited (the "Company") have noted that there is an article appearing in a local newspaper relating to the possible investment in bio-technology/pharmaceutical businesses.

The Board is not aware of the source of such information and wishes to clarify that the Company is under a very preliminary discussion with various independent parties for acquisition of various projects including pharmaceutical businesses and that no detailed terms have yet been finalized.

As the acquisition may or may not materialise, shareholders of the Company and potential investors are advised to exercise caution when dealing in shares of the Company.

Save as disclosed above, the Board confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 14 March 2002

香港經濟日報 2002年3月15日



TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

公佈

本公佈旨在澄清董事會概不知悉近日一份本地報章所載有關本公司可能注資生物技術／製藥業務之報導之消息來源。

明日國際集團有限公司（「本公司」）董事會（「董事會」）注意到，近日一份本地報章載有一篇報導，其內容乃有關本公司可能注資生物技術／製藥業務。

董事會概不知悉該等消息之來源，並謹此澄清本公司與多位獨立人士就收購多個項目（包括製藥業務）一事之洽談僅處於非常初步階段，且尚未落實任何詳細條款。

由於收購能否落實仍屬未知之數，故此本公司股東及有意投資者於買賣本公司股份時，務請小心謹慎。

除上文所披露者外，董事會確認並無任何其他與擬進行收購或變現有關且根據上市協議第2段規定之一般責任而須予披露之洽談或協議（其可能或未必屬股價敏感性質）。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零二年三月十四日



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

Reference is made to the joint announcements dated 31 January 2002 and 1 March 2002 by Tomorrow International Holdings Limited ("Tomorrow") and Swank International Manufacturing Company Limited ("Swank") and the announcement dated 20 February 2002 by Tomorrow (the "Announcements") regarding the mandatory unconditional cash offer by Deloitte & Touche Corporate Finance Ltd on behalf of Probest Holdings Inc (the "Offeror"), a subsidiary of Tomorrow to acquire all the issued shares of Swank, other than those shares already owned by the Offeror or parties acting in concert with it. Terms defined in this announcement shall have the same meanings as those defined in the Announcements unless otherwise stated.

FURTHER INFORMATION ON SWANK

The Offer Document was despatched to Swank Shareholders on 4 March 2002, but certain information provided in the Offer Document was incomplete. Accordingly, Tomorrow would like to provide additional information on Swank in relation to the monthly closing prices of Swank Shares and the dealings of Swank Shares by the Offeror and parties acting in concert with it for the six months preceding the date of the initial announcement, being 18 July 2001, rather than 31 January 2002.

The closing prices of Swank Shares on the last trading day of each of the six calendar months immediately preceding the date of the initial announcement regarding the Offer, being 18 July 2001 and the closing price of Swank Shares on 17 July 2001, being the date immediately preceding the date of the initial announcement are as follows:

Date	Closing price of Swank Shares *(HK$)*
31 January 2001	0.064
28 February 2001	0.092
30 March 2001	0.066
27 April 2001	0.070
31 May 2001	0.080
29 June 2001	0.073
17 July 2001	0.066

The highest and lowest closing prices for Swank Shares during the period commencing six months prior to the date of the initial announcement regarding the Offer, being 18 July 2001 and ending on the Latest Practicable Date, being 1 March 2002 were HK$0.100 on 10 January 2002 and HK$0.031 on 26 October 2001 respectively, which are the same as stated in the Offer Document.

The Offer Price of HK0.623 cent per Swank Share represents approximately 90.6% discount to the closing price of Swank Shares on 17 July 2001, being the last business day immediately preceding the date of the initial announcement of the Offer.

Other than disclosed in the Offer Document, neither the Offeror nor any parties acting in concert with it (or any of the directors of any of them) owned or controlled any Swank Shares as at the Latest Practicable Date nor did they deal in any Swank Shares during the period commencing 18 January 2001 (being six months prior to the date of the initial announcement) and ending on the Latest Practicable Date.

A circular, containing such information, which should form part of the information contained in the Offer Document, will be despatched to the Swank Shareholders on or before 15 March 2002.

By Order of the Board
TOMORROW INTERNATIONAL HOLDINGS LIMITED
Yau Tak Wah, Paul
Chairman

Hong Kong, 13 March 2002

The directors of Tomorrow jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable inquiries, that to their best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and that there are no other facts not contained in this announcement, the omission of which would make any statement in the announcement misleading.

香港經濟日報 2002年3月14日



TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

公佈

茲提述就有關德勤企業財務顧問有限公司代表明日國際集團有限公司(「明日國際」)之全資附屬公司 Probest Holdings Inc(「收購人」)就收購恒光行實業有限公司(「恒光行」)之全部已發行股份(由收購人或其一致行動人士已擁有者除外)之強制性無條件現金收購建議而由明日國際及恒光行於二零零二年一月三十一日及二零零二年三月一日發出之聯合公佈及明日國際於二零零二年二月二十日發出之公佈(「該等公佈」)。除文義另有所指外,本公佈所界定之詞彙與該等公佈所界定者具備相同涵義。

有關恒光行之進一步資料

收購文件於二零零二年三月四日寄發予恒光行股東,惟在收購文件內所提供的若干資料有欠完整。明日國際欲提供就有關恒光行截至初次公佈日期(為二零零一年七月十八日而非二零零二年一月三十一日)前之六個月恒光行股份的每月收市價及收購人及其一致行動人士買賣恒光行股份之額外資料。

就有關緊接收購建議的初次公佈日期(為二零零一年七月十八日)前六個曆月,恒光行股份的每個月的最後交易日的收市價及恒光行股份於二零零一年七月十七日(為緊接初次公佈日期前的日期)的收市價如下:

日期	恒光行股份收市價 (港元)
二零零一年一月三十一日	0.064
二零零一年二月二十八日	0.092
二零零一年三月三十日	0.066
二零零一年四月二十七日	0.070
二零零一年五月三十一日	0.080
二零零一年六月二十九日	0.073
二零零一年七月十七日	0.066

恒光行股份於自有關收購建議的初次公佈日期(為二零零一年七月十八日)前六個月起至最後實際可行日期(為二零零二年三月一日)止期間的最高及最低收市價分別為於二零零二年一月十日之0.100港元及於二零零一年十月二十六日之0.031港元,該等價格與收購文件所訂明者相同。

收購價每股恒光行股份0.623港仙較恒光行股份於二零零一年七月十七日(為緊接收購建議之初次公佈日期前的最後一個營業日)有約90.6%折讓。

除收購文件所披露者外,於最後實際可行日期,收購人或其一致行動人士(或任何彼等之任何董事)並無擁有或控制任何恒光行股份,亦並無於自二零零一年一月十八日(為初次公佈日期前的六個月)起至最後實際可行日期止之期間出售任何恒光行股份。

一份載有該等資料而應構成載於收購文件內的部份資料之通函將於二零零二年三月十五日或之前寄發於恒光行股東。

承董事會命
明日國際集團有限公司
主席
邱德華

香港,二零零二年三月十三日

明日國際各董事願就本公佈所載之資料之準確性共同及個別承擔全部責任,並在作出一切合理查詢後確認,就彼等所知,本公佈所表達之意見乃經審慎周詳考慮,且本公佈並無遺漏其他事實,致使本公佈內之任何聲明有所誤導。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



TOMORROW INTERNATIONAL HOLDINGS LIMITED

明日國際集團有限公司*

(Incorporated in Bermuda with limited liability)

PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES UNDER GENERAL MANDATE

Placing Agent



KINGSTON SECURITIES LIMITED

On 11 March, 2002, Winspark entered into the Placing Agreement with Placing Agent and the Subscription Agreement with the Company. Pursuant to the Placing Agreement, Winspark agreed to place, through the Placing Agent, 178,000,000 Placing Shares to independent investors at a price of HK$0.15 per Share. The Placing Shares are placed by the Placing Agent on a best effort basis. According to the Subscription Agreement, Winspark conditionally agreed to subscribe for 178,000,000 Subscription Shares at a price of HK$0.15 per Share.

The Placing Shares represent approximately 6.64% and the Subscription Shares represent approximately 6.64% of the Company's existing issued share capital of 2,682,686,445 Shares. The Placing Shares represent approximately 6.22% and the Subscription Shares represent approximately 6.22% of the Company's issued share capital of 2,860,686,445 Shares as enlarged by the Subscription. The net proceeds from the Subscription of approximately HK$26 million will be used as general working capital of the Group.

The Subscription is conditional upon the Stock Exchange granting listing of, and permission to deal in, the Subscription Shares.

At the request of the Company, dealings in the Shares on the Stock Exchange were suspended with effect from 10.00 a.m. on 12 March, 2002 pending the release of this announcement. Application has been made for the resumption of trading in the Shares on the Stock Exchange with effect from 10.00 a.m. on 13 March, 2002.

THE PLACING AGREEMENT

Placing Agreement

The Placing Agreement was entered into between Winspark and the Placing Agent on 11 March, 2002. Pursuant to this agreement, Winspark agreed to place, through the Placing Agent, up to 178,000,000 Placing Shares to independent investors at a price of HK$0.15. The Placing Shares are to be placed by the Placing Agent on a best effort basis.

Placing Agent

Kingston Securities Limited is the Placing Agent and will receive a placing commission of 2.5% on the gross proceeds of the Placing. The Placing Agent and its ultimate beneficial owners are independent of and not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries, or any of their respective associates (as defined in the Listing Rules).

Placees

Not fewer than six placees (which are required to be independent individual, corporate and/or institutional investors) and their ultimate beneficial owners who are independent of and not connected with the Company nor with the directors, chief executive or substantial shareholders of the Company and any of their subsidiaries or any of their respective associates (as defined in the Listing Rules). None of the placee will become a substantial Shareholder of the Company immediately following the completion of the Placing.

Placing price

The price of the Placing Shares of HK$0.15 was determined after arm's length negotiation and on usual commercial terms and (i) represents a discount of approximately 13.29% to the closing price of HK$0.173 per Share as quoted on the Stock Exchange on 11 March, 2002, being the last trading day before this announcement; and (ii) also represents a discount of approximately 5.1% to the average closing price of approximately HK$0.158 per Share as quoted on the Stock Exchange for the last ten trading days ended 11 March, 2002, being the last trading day before this announcement.

The Placing Shares

178,000,000 Shares are to be placed, representing approximately 6.64% of the Company's existing issued share capital of 2,682,686,445 Shares and approximately 6.22% of the Company's issued share capital of 2,860,686,445 Shares as enlarged by the Subscription.

Completion

Completion shall take place on the second business day after the resumption of trading of the Shares on the Stock Exchange.

THE SUBSCRIPTION AGREEMENT

Subscription Agreement

On 11 March, 2002, the Company and Winspark entered into the Subscription Agreement in which the Company conditionally agreed to allot and issue and Winspark conditionally agreed to subscribe for up to 178,000,000 Subscription Shares, the same number of Shares placed by Winspark pursuant to the Placing Agreement respectively at a price of HK$0.15 per Share.

The Vendor

Winspark hold 1,648,359,630 Shares in the Company as at the date of this announcement, representing about 61.44% of the Company's issued share capital. Upon completion of the Placing and the Subscription, Winspark will hold about 57.62% of the then issued share capital of the Company.

Price of the Subscription Shares

The price of the Subscription Shares of HK$0.15 per Share, being equivalent to the price of the Placing Shares, was determined after arm's length negotiation and on usual commercial terms.

The Subscription Shares

178,000,000 new Shares are to be subscribed, representing approximately 6.64% of the Company's existing issued share capital of 2,682,686,445 Shares and approximately 6.22% of the Company's issued share capital of 2,860,686,445 Shares as enlarged by the Subscription.

Conditions

Completion of the Subscription Agreement is conditional upon the completion of the Placing and the listing of, and permission to deal in, all the Subscription Shares being granted by the Stock Exchange and if required, the Bermuda Monetary Authority granting or agreeing to grant permission to allot, issue and subsequent transfer of the Subscription Shares.

Completion

The Subscription is to be completed within 14 days after the date of entering of the Placing Agreement, i.e. on or before 25 March, 2002.

APPLICATION FOR LISTING

Application will be made by the Company to the listing committee of the Stock Exchange for the grant of the listing of and permission to deal in the Subscription Shares.

GENERAL MANDATE

The Subscription Shares will be issued pursuant to the general mandate to allot, issue and deal with Shares granted to the Directors of the Company by resolution of its Shareholders passed at the Company's annual general meeting held on 8 June, 2001.

EFFECTS ON SHAREHOLDING STRUCTURE

	Before Placing and Subscription	After Placing but before Subscription	After Placing and Subscription
Winspark *(note 1)*	61.44%	54.80%	57.62%
Placees	—	6.64%	6.22%
Public	38.56%	38.56%	36.16%
	100.00%	100.00%	100.00%

Notes:

1. The issued share capital of Winspark is beneficially owned by Mr. Chan Yuen Ming.

USE OF PROCEEDS

The Company will bear all costs and expenses in connection with the Placing and the Subscription. The net proceeds of approximately HK$26 million from the Subscription will be used as general working capital of the Group.

The Directors confirm that (i) as at 12 March, 2002, the cash balance maintained by the Group is approximately HK$340 million; (ii) the net proceeds ("Net Proceeds") of approximately HK$26 million from the Subscription will be used as general working capital of the Group; and (iii) the Net Proceeds will not be used to finance the possible mandatory cash offer by Probest Holdings Inc. a wholly-owned subsidiary of the Company to acquire all the issued shares in Swank International Manufacturing Company Limited other than those already owned or agreed to be acquired by Probest Holdings Inc. and parties acting in concert with it.

REASONS FOR THE PLACING AND THE SUBSCRIPTION

The Directors consider that the Placing and the Subscription represent an opportunity to raise capital for the Company while broadening the shareholder base and the capital base of the Company.

GENERAL

The Directors consider the terms of the Placing Agreement and the Subscription Agreement to be fair and reasonable and in the interests of the Company and the Shareholders as a whole. The Subscription Shares will rank, upon issue, equally with the existing Shares.

The Directors have confirmed that interest income from the Placing will be for the benefit of the Company.

RESUMPTION OF TRADING

At the request of the Company, dealings in the Shares on the Stock Exchange were suspended with effect from 10.00 a.m. on 12 March, 2002 pending the release of this announcement. Application has been made for the resumption of trading in the Shares on the Stock Exchange with effect from 10.00 a.m. on 13 March, 2002.

TERMS AND DEFINITION

"Board"	the board of Directors
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"Hong Kong"	Hong Kong Special Administration Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	the placing of up to 178,000,000 Shares which are beneficially owned by Winspark, pursuant to the Placing Agreement
"Placing Agent"	Kingston Securities Limited, a dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Placing Agreement"	a placing agreement entered into between Winspark and the Placing Agent dated 11 March, 2002 in relation to the Placing
"Placing Shares"	a total of up to 178,000,000 Shares which are beneficially owned by Winspark, to be placed pursuant to the Placing Agreement
"Shares"	ordinary shares of HK$0.10 in the share capital of the Company
"Shareholder(s)"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription for the Subscription Shares pursuant to the Subscription Agreement
"Subscription Agreement"	a conditional subscription agreement entered into between the Company and Winspark dated 11 March, 2002 in relation to the Subscription
"Subscription Shares"	a total of up to 178,000,000 new Shares, being the same number of Shares actually placed by Winspark pursuant to the Placing Agreement, which are to be subscribed by pursuant to the Subscription Agreement
"Vendor"	Winspark
"Winspark"	Winspark Venture Limited, a company incorporated in the British Virgin Islands with limited liability, holding about 61.44% of the issued share capital of the Company as at the date of this announcement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 12 March, 2002

* *for identification purpose only*

13 March 2002



TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司*

（於百慕達註冊成立之有限公司）

根據一般授權
配售現有股份及認購新股份

配售代理

金利豐證券有限公司

於二零零二年三月十一日，Winspark 與配售代理簽訂配售協議，另亦與本公司簽訂認購協議。根據配售協議，Winspark 同意透過配售代理，向獨立投資者配售178,000,000股配售股份，每股股份作價0.15港元。配售股份乃由配售代理盡最大努力進行配售。根據認購協議，Winspark 有條件地同意認購178,000,000股認購股份，每股股份作價0.15港元。

配售股份及認購股份相當於本公司現有已發行股本2,682,686,445股股份約6.64%及6.64%。配售股份及認購股份另相當於本公司經認購事項而擴大之已發行股本2,860,686,445股股份約6.22%及6.22%。認購事項之所得收益淨額約26,000,000港元將撥作本集團之一般營運資金。

認購事項須待聯交所批准認購股份上市及買賣後，方可作實。

按照本公司之要求，股份已於二零零二年三月十二日上午十時正起暫停在聯交所買賣，以待發表本公佈。本公司已提出申請，於二零零二年三月十三日上午十時正起恢復股份在聯交所之買賣。

配售協議

配售協議

配售協議乃由 Winspark 與配售代理於二零零二年三月十一日簽訂。據此協議，Winspark 同意透過配售代理，向獨立投資者配售178,000,000股配售股份，每股股份作價0.15港元。配售股份乃由配售代理盡最大努力進行配售。

配售代理

金利豐證券有限公司乃配售代理，將按配售事項之所得款項總額2.5%收取一項配售佣金。配售代理及其最終實益擁有人均為獨立人士，與本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等之任何聯繫人士（定義見上市規則）概無關連。

承配人

不少於六位承配人（須為獨立個別人士、公司及／或機構投資者）及彼等之最終實益擁有人（與本公司或本公司及其任何附屬公司之董事、行政總裁或主要股東或彼等之任何聯繫人士（定義見上市規則）概無關連）。概無任何承配人會於緊隨配售事項完成後成為本公司主要股東。

配售價

配售股份0.15港元之配售價乃依一般商業條款並經公平磋商後釐定，並(i)較於二零零二年三月十一日（即本公佈發表前之最後一個交易日）在聯交所所報之每股股份收市價0.173港元折讓約13.29%；及(ii)較截至二零零二年三月十一日（即本公佈刊發前之最後一個交易日）止最後十個交易日在聯交所所報之平均收市價每股股份約0.158港元折讓約5.1%。

配售股份

本公司將配售178,000,000股股份，佔本公司現有已發行股本2,682,686,445股股份約6.64%，佔本公司經認購事項擴大之已發行股本2,860,686,445股股份約6.22%。

完成

交易將於本公司股份在聯交所恢復買賣後第二個營業日宣告完成。

認購協議

認購協議

於二零零二年三月十一日，本公司與 Winspark 簽訂認購協議。據此，本公司有條件地同意配發及發行，而 Winspark 則有條件地同意認購最多178,000,000股認購股份，與 Winspark 根據配售協議配售之股份數目相同，所按價格為每股股份0.15港元。

賣方

於本公佈發表日期，Winspark 持有本公司1,648,359,630股股份，佔本公司已發行股本約61.44%。配售事項及認購事項完成後，Winspark 將持有本公司已發行股本約57.62%。

認購股份之價格

認購股份之價格為每股股份0.15港元，與配售股份之價格相同，乃按一般商業條款並經公平磋商後釐定。

認購股份

將予認購之新股份為178,000,000股，佔本公司現有已發行股本2,682,686,445股股份約6.64%，另約佔本公司經認購事項擴大之已發行股本2,860,686,445股股份約6.22%。

條件

認購協議須待配售事項完成及聯交所批准全部認購股份上市及買賣及（倘有需要）百慕達金融管理局批准或同意批准配發、發行認購股份並隨後將其轉讓後，方為完成。

完成

認購事項將於簽訂配售協議當日後十四日內，即二零零二年三月二十五日或之前完成。

上市申請

本公司將向聯交所上市委員會申請批准認購股份上市及買賣。

一般授權

將根據本公司董事透過於二零零一年六月八日舉行之本公司股東週年大會上由股東通過之決議案獲授之配發、發行及買賣股份一般授權發行認購股份。

對股權架構之影響

	配售事項及認購事項前	配售事項後認購事項前	配售事項及認購事項後
Winspark（附註1）	61.44%	54.80%	57.62%
承配人	—	6.64%	6.22%
公眾人士	38.56%	38.56%	36.16%
	100.00%	100.00%	100.00%

附註：

1. Winspark 之已發行股本乃由陳偉明先生實益擁有

所得收益之用途

本公司將承擔有關配售事項及認購事項之所有費用及開支，認購事項之所得收益淨額約26,000,000港元將撥作本集團之一般營運資金。

董事確認，(i)於二零零二年三月十二日，本集團維持之現金結餘約為340,000,000港元；(ii)自認購事項取得之收益淨額（「收益淨額」）約26,000,000港元將撥作本集團之一般營運資金；及(iii)收益淨額將不會用以支付本公司之全資附屬公司 Probest Holdings Inc 可能提出之強制性現金收購建議，以收購恒光行實業有限公司之全部已發行股份，惟不包括 Probest Holdings Inc 及其一致行動人士已擁有或同意收購之其他股份。

進行配售事項及認購事項之原因

董事認為，配售事項及認購事項乃增加本公司股本之良機，並可擴大股東基礎及本公司之股本基礎。

一般資料

董事認為，配售協議及認購協議之條款乃屬公平合理，且符合本公司及股東之整體利益。認購股份於發行時將與現有股份享有同等權益。

董事已確認，配售事項之利息收入將對本公司有利。

恢復買賣

按照本公司之要求，股份已於二零零二年三月十二日上午十時正起暫停在聯交所買賣，以待發表本公佈。本公司已提出申請，於二零零二年三月十三日上午十時正起恢復股份在聯交所之買賣。

詞彙及釋義

「董事會」	指	董事會
「本公司」	指	明日國際集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「配售事項」	指	根據配售協議，配售不超過178,000,000股由 Winspark 實益擁有之股份
「配售代理」	指	金利豐證券有限公司，根據香港法例第333章證券條例註冊之交易商
「配售協議」	指	Winspark 與配售代理於二零零二年三月十一日就配售事項簽訂之配售協議
「配售股份」	指	將根據配售協議配售合共多達178,000,000股之股份，由 Winspark 實益擁有
「股份」	指	本公司股本中面值0.10港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	根據認購協議認購認購股份
「認購協議」	指	本公司與 Winspark 就認購事項於二零零二年三月十一日簽訂之有條件認購協議
「認購股份」	指	合共多達178,000,000股新股份，即 Winspark 根據配售協議實際配售之相同股份數目，將根據認購協議認購
「賣方」	指	Winspark
「Winspark」	指	Winspark Venture Limited，於英屬處女群島註冊成立之有限公司，於本公佈發表日期持有本公司之已發行股本約61.44%
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

承董事會命
主席
邱德華

香港，二零零二年三月十二日

* 僅供識別

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all of your shares in Swank International Manufacturing Company Limited, you should at once hand this document and the accompanying form of acceptance and transfer to the purchaser(s) or transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

MANDATORY UNCONDITIONAL CASH OFFER BY

Deloitte & Touche Corporate Finance Ltd

on behalf of

PROBEST HOLDINGS INC

(Incorporated in the British Virgin Islands with limited liability)

a wholly-owned subsidiary of

TOMORROW INTERNATIONAL HOLDINGS LIMITED

to acquire all the issued shares
(other than those shares already owned or agreed to be acquired by
Probest Holdings Inc or parties acting in concert with it)
of


SWANK

SWANK INTERNATIONAL MANUFACTURING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Financial adviser to Tomorrow International Holdings Limited

Deloitte & Touche Corporate Finance Ltd

The procedure for acceptance of the Offer is set out in Appendix I to this document and in the accompanying forms of acceptance and transfer. Acceptances of the Offer should be despatched as soon as possible, by hand or by post, to the share registrar of Swank International Manufacturing Company Limited, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong or to the office of Swank at Level 33, Metroplaza Tower I, 223 Hing Fong Road, Kwai Fong, New Territories, Hong Kong respectively, and in any event so as to be received by no later than 4:00 p.m. on 2 April 2002 or such later time, and, or date as the Offeror may decide.

4 March 2002

CONTENTS

	Page
DEFINITIONS	1
EXPECTED TIMETABLE	4
LETTER FROM DTCFL	
Introduction	5
The Offer	6
Acceptance and settlement	8
Information on the Offeror and Tomorrow	8
Information on Swank	9
Reasons for the Offer	9
Intention regarding Swank and its employees	10
Continuation of listing of Swank	12
Taxation	12
Additional information	12
APPENDIX I — FURTHER TERMS OF THE OFFER	13
APPENDIX II — GENERAL AND OTHER INFORMATION	17

In this document, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the conditional sale and purchase agreement dated 31 January 2002 between the Vendor, the Offeror, Tomorrow, Swank, the Security Providers, HSBC and the Creditor Banks relating to the sale and purchase of 1,605,000,000 Sale Shares and the transfer of Bank Debt
"Announcement"	the joint announcement made by Tomorrow and Swank dated 31 January 2002 in connection with, inter alia, the Offer
"Bank Debt"	the principal aggregate amount of HK$250,000,000 owing by the Swank Group to each of the Creditor Banks as at the date of the Agreement
"Business Day"	a day on which the Stock Exchange is open for the transaction of business
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited
"Closing Date"	9:30 a.m. on 3 April 2002, being the closing date of the Offer unless the Offer is revised or extended
"Code"	the Hong Kong Code on Takeovers and Mergers
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Completion"	completion of the Agreement
"Convertible Bond"	HK$300,000,000 convertible notes due on or before 2012 issued by Swank to the Vendor on 1 June 1999, convertible into Conversion Shares at any time during the first seven years of issue
"Conversion Shares"	1,500,000,000 new Swank Shares issued to the Vendor or to its order upon exercise of its conversion right under the Convertible Bond in full
"Creditor Banks"	a total of 26 banks and financial creditors which are owed monies by Swank Group
"Debentures"	the debentures dated 5 November 1997 (as amended pursuant to a deed of amendment of the even date) given by Swank and the Security Providers to HSBC as security agent pursuant to the compromise agreement dated 30 April 1999 in relation to the restructuring of Swank's indebtedness
"DTCFL"	Deloitte & Touche Corporate Finance Ltd, a dealer and an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, in its capacity as the agent and the security agent of the Creditor Banks
"Latest Practicable Date"	1 March 2002 being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offer"	the mandatory unconditional cash offer made by DTCFL on behalf of the Offeror to acquire all the Public Swank Shares at the Offer Price, on and subject to the terms and conditions set out in this document and the accompanying form of acceptance and transfer
"Offer Price"	HK 0.623 cent per Swank Share
"Offeree Document"	the response document in respect of the Offer to be issued by Swank to the Swank Shareholders, within 14 days (or such later time(s) and/or date(s) as may be permitted under the Code or by the Executive) of the posting of this document, in accordance with the provisions of the Code
"Offeror"	Probest Holdings Inc, a company incorporated in the British Virgin Islands and which is a wholly-owned subsidiary of Tomorrow
"PRC"	The People's Republic of China
"Public Swank Shares"	Swank Shares not owned or agreed to be acquired by the Offeror or parties acting in concert with it, being as at the Latest Practicable Date 627,044,805 Swank Shares
"Registrar"	Secretaries Limited
"Sale Shares"	the 1,605,000,000 Swank Shares comprising 1,231,657,150 of the Conversion Shares and 373,342,850 Swank Shares beneficially owned by the Vendor
"Security Providers"	members of the Swank Group who have provided security to the Creditor Banks in relation to the Debentures
"SFC"	the Securities and Futures Commission of Hong Kong
"Share Option Scheme"	the share option scheme of Swank adopted on 28 June 1996

"Swank"	Swank International Manufacturing Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Swank Board"	the board of Swank Directors
"Swank Directors"	the directors of Swank
"Swank Group"	Swank and its subsidiaries
"Swank Independent Board Committee"	an independent committee of the Swank Board which will be formed to advise the Swank Independent Shareholders in respect of the Offer
"Swank Independent Financial Advisers"	Barits Securities (Hong Kong) Limited and CSC Asia Limited, both investment advisers registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), the joint independent financial advisers to the Swank Independent Board Committee or, as applicable, the Swank Independent Shareholders
"Swank Independent Shareholders"	Swank Shareholders other than the Offeror and parties acting in concert with it
"Swank Shares"	share(s) of HK$0.20 each in the capital of Swank
"Swank Shareholders"	holders of Swank Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tomorrow"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Tomorrow Directors"	the directors of Tomorrow
"Tomorrow Group"	Tomorrow and its subsidiaries
"Tomorrow Shares"	share(s) of HK$0.10 each in the capital of Tomorrow
"Transaction"	the acquisition of 1,605,000,000 Sale Shares by and the transfer of Bank Debt to the Offeror pursuant to the Agreement and the Offer
"Vendor"	Optiset Limited, a company incorporated in the British Virgin Islands, which was formed by a consortium of the Creditor Banks and subscribed for 373,342,850 Swank Shares pursuant to a compromise agreement dated 30 April 1999 entered into between Swank, the Creditor Banks, HSBC as agent and Optiset Limited for the restructuring of Swank's indebtedness
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

	2002
Commencement of the Offer	4 March
Latest date for posting of the Offeree Document	18 March
Latest time for acceptance of the Offer	4:00 p.m. on 2 April
Closing of the Offer	9:30 a.m. on 3 April
Latest date for despatch of remittances for amounts due in respect of valid acceptances received under the Offer *(Note 1)*	12 April

Notes:

1. The consideration payable for Swank Shares tendered under the Offer will be paid not more than 10 days after the receipt by the Registrar, from a Swank Independent Shareholder accepting the Share Offer, of the requisite documents. Please also refer to the paragraphs headed "Acceptance and settlement" in the "Letter from DTCFL" in this document.

2. Please refer to the paragraphs headed "Acceptance period, revisions and extensions" in Appendix I to this document regarding the Offeror's rights to revise or to extend the Offer. The Offeror has agreed to an extension of the Offer in accordance with the Code should Swank fails to despatch the Offeree Document within the stipulated timetable.

3. No acceptance of the Offer may be revoked or withdrawn except as permitted under the Code.

德勤企業財務顧問有限公司

21/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心21樓

Deloitte & Touche Corporate Finance Ltd

4 March 2002

To the Swank Independent Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY DELOITTE & TOUCHE CORPORATE FINANCE LIMITED ON BEHALF OF PROBEST HOLDINGS INC FOR ALL THE ISSUED SHARES OF SWANK INTERNATIONAL MANUFACTURING COMPANY LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED BY PROBEST HOLDINGS INC AND PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

On 31 January 2002, Tomorrow and Swank jointly announced that a conditional sale and purchase agreement was entered into between, among others, the Offeror, Tomorrow, the Vendor and the Creditor Banks pursuant to which the Offeror agreed to acquire from the Vendor a total of 1,605,000,000 Sale Shares, comprising 373,342,850 Swank Shares, representing approximately 51.0 per cent. of the issued share capital of Swank and 1,231,657,150 Conversion Shares upon exercise of the conversion rights under the Convertible Bond by the Vendor, at a consideration of HK$10,000,000, or HK0.623 cent per Swank Share. The 1,605,000,000 Sales Shares represent approximately 71.9 per cent. of the issued share capital of Swank as enlarged by the issue of Conversion Shares. The Creditor Banks also agreed to transfer the Bank Debt to the Offeror in accordance with the terms and conditions of the Agreement for a consideration of HK$58,000,000.

The Offeror has also undertaken to provide financial assistance to Swank to discharge the liabilities of the Swank Group towards the other identified creditors of the Swank Group as appeared in the books of the Swank Group on 30 November 2001 in a sum not exceeding HK$49.6 million, should the Swank Group be unable to meet such liabilities from its own resources, and provided that the claim(s) of such other identified creditors are valid and enforceable against the Swank Group and not subject to any deductions set off or counterclaims or any other claims or dispute. Upon Completion, this transaction will constitute a connected transaction under the Listing Rules and will be subject to the requirements thereunder.

The Agreement was conditional upon, inter alia, Swank Shares remaining listed on the Stock Exchange, the Vendor having issued the conversion notice to Swank, Swank having allotted and issued the Conversion Shares to the order of the Vendor and there being no resolution, petition or order for the winding up of Swank.

On 1 March 2002, the Agreement became unconditional and was completed on the same date. The Offeror and parties acting in concert with it became interested in 1,605,000,000 Swank Shares, representing approximately 71.9 per cent. of the issued share capital of Swank. Under Rule 26 of the Code, DTCFL therefore makes the mandatory unconditional cash offer on behalf of the Offeror for all the issued Swank Shares not already beneficially owned or agreed to be acquired by the Offeror and parties acting in concert with it.

This letter, together with Appendix I to this document and the forms of acceptance and transfer, set out, amongst other things, the terms and other details of the Offer, information on the Offeror and Tomorrow and their intentions regarding the future of Swank. Your attention is also drawn to the Offeree Document which you will receive in due course and which should contain, amongst other things, a letter of advice from the Swank Independent Financial Advisers. Swank Shareholders should exercise caution when buying or selling Swank Shares prior to receipt of the Offeree Document. You are strongly advised to wait for the receipt of the Offeree Document before deciding whether or not to accept the Offer.

Terms defined in the document of which this letter forms part of shall have the same meanings in this letter unless the context requires otherwise.

THE OFFER

DTCFL hereby, on behalf of the Offeror, makes the Offer on the following basis:

For each Public Swank Share **HK0.623 cent in cash**

The Offer Price of HK0.623 cent per Public Swank Share represents:

(a) a discount of approximately 93.8 per cent. over the closing price of Swank Shares of HK$0.100 per share as quoted on the Stock Exchange on 10 January 2002, being the last price traded immediately prior to the suspension in trading on the same date and to the date of the Announcement;

(b) a discount of approximately 89.8 per cent. over the average closing price of Swank Shares of HK$0.061 per share as quoted on the Stock Exchange for the 20 trading days immediately prior to and including the last trading day immediately prior to the suspension in trading on 10 January 2002;

(c) a discount of approximately 91.7 per cent. over the closing price of Swank Shares of HK$0.075 per share as quoted on the Stock Exchange on the Latest Practicable Date; and

(d) a discount of approximately 93.8 per cent. over the closing price of HK$0.100 per Swank Share as quoted on the Stock Exchange on 10 January 2002, being the highest closing price of Swank Shares during the six-month period preceding the date of the Announcement and a discount of approximately 79.9 per cent. to the closing price of HK$0.031 on 26 October 2001, being the lowest closing price of Swank Shares during the same period.

No comparison is made to the net asset value of Swank Shares as Swank recorded a deficit in net asset as at 31 December 2000, based on its latest audited financial statements.

Terms of the Offer

Acceptance of the Offer by any Swank Independent Shareholder(s) will be deemed to constitute a warranty by such person(s) to the Offeror and DTCFL that all Public Swank Shares acquired pursuant to the Offer are sold by such Swank Independent Shareholder(s) free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including (without limitation) the right to receive dividends and distributions declared, made or paid, if any, on or after the date of the Announcement.

Outstanding Share Options

As at the Latest Practicable Date, no option was issued pursuant to the Share Option Scheme. Accordingly, no offer is made to any holders of the options of Swank.

Stamp Duty

Seller's ad valorem stamp duty at the rate of HK$1 for every HK$1,000 or part thereof of the consideration arising in connection with the acceptance of the Offer will be payable by Swank Independent Shareholders who accept the Offer and will be deducted from the consideration due to such persons on acceptance of the Offer.

Total Consideration

On the basis of the Offer Price and the issued share capital of Swank of 2,232,044,805 Swank Shares at the Latest Practicable Date, the Offer values the whole of the issued share capital of Swank at approximately HK$13.9 million. The Offer values the Swank Shares held by Swank Independent Shareholders at approximately HK$3.9 million.

DTCFL is satisfied that sufficient financial resources are available to the Offeror from internal cash resources of Tomorrow and its subsidiaries, to satisfy full acceptance of the Offer. No borrowing or bank facilities will be used to finance the Offer.

As stated in the Announcement, it is proposed that the Swank Independent Board Committee will be established to consider the terms of the Offer and Barits Securities (Hong Kong) Limited and CSC Asia Limited have been appointed as the Swank Independent Financial Advisers to advise such committee.

Tomorrow anticipates that the Offeree Document containing, among other things, the advice of the Swank Independent Financial Adviser regarding the Offer will be despatched to Swank Independent Shareholders within 14 days of the despatch of this document as required under the Code. Swank Shareholders should exercise caution when buying or selling Swank Shares prior to receipt of the Offeree Document. You are strongly advised to wait for the receipt of the Offeree Document before deciding whether or not to accept the Offer.

ACCEPTANCE AND SETTLEMENT

Procedure for acceptance

(a) *The Offer*

To accept the Offer you should complete the accompanying forms of acceptance and transfer in accordance with the instructions thereon, which form part of the terms and conditions of the Offer. The completed forms of acceptance and transfer should then be forwarded, together with the relevant Swank Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for the whole of your holding of Swank Shares, or for not less than such number of Swank Shares in respect of which you accept the Offer, by post or by hand marked "Swank Offer" on the envelope, to Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong so as to arrive as soon as possible but in any event no later than 4:00 p.m. on 2 April 2002.

(b) No acknowledgement of receipt(s) of any form(s) of acceptance and transfer, Swank certificate(s), transfer receipt(s), form(s) of acceptance and renunciation or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given and all documents will be sent at the risk of the accepting Swank Shareholders. Your attention is drawn to the paragraphs headed "Further procedures for acceptance" in Appendix I to this document.

The attention of Swank Independent Shareholders not resident in Hong Kong is drawn to paragraph 5(j) of Appendix I to this document.

Settlement

Provided that the relevant form(s) of acceptance and transfer, Swank Share certificate(s) and/or transfer receipt(s), form(s) of acceptance and renunciation and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are received by the Registrar in respect of the Offer at or before 4:00 p.m. on 2 April 2002 and are complete and in order in all respects, remittance for the amount due to the relevant accepting shareholders under the Offer, less seller's ad valorem stamp duty payable by him/her, will be posted in respect of the Offer in accordance with the authority contained in the form(s) of acceptance and transfer not later than 10 days after the receipt by the Registrar of such documents, in accordance with the authority contained in the form(s) of acceptance and renunciation not later than 10 days after the receipt by the offices of Swank of such documents by ordinary post at his/her own risk.

INFORMATION ON THE OFFEROR AND TOMORROW

The Offeror is a private company which was incorporated in the British Virgin Islands on 10 April 2001 and is beneficially wholly-owned by Tomorrow. It is a special purpose vehicle formed to hold the Swank Shares.

Tomorrow Shares are listed on the Stock Exchange with a market capitalisation of approximately HK$402.4 million based on its closing price of HK$0.15 per share on the Latest Practicable Date and 2,682,686,445 shares in issue. Tomorrow is mainly engaged in the design, development, manufacture

and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic parts and components, the trading of listed equity investment and the provision of loan financing. The audited consolidated profit for the year ended 31 December 2000 and the unaudited consolidated profit for the six months ended 30 June 2001 of the Tomorrow Group were approximately HK$32.5 million and approximately HK$1.2 million respectively. The audited net tangible asset value as at 31 December 2000 and the unaudited net tangible asset value as at 30 June 2001 of the Tomorrow Group as stated in the interim report of Tomorrow for the same period were approximately HK$377.1 million and approximately HK$389.8 million respectively. The adjusted unaudited net tangible asset value of the Tomorrow Group as disclosed in its rights issue prospectus dated 19 October 2001 was approximately HK$563.0 million, based on the unaudited net tangible asset value as disclosed in the interim report of Tomorrow for the six months ended 30 June 2001 after adding the net proceeds of approximately HK$177.5 million from the rights issue announced on 10 August 2001.

INFORMATION ON SWANK

The Swank Group is primarily engaged in the design, manufacture and marketing of frames, sunglasses and lenses. Its production facilities are located in Dongguan and Shenzhen of the PRC. Products of the Swank Group are mainly exported to the US, Europe and Australia. The audited consolidated loss for the year ended 31 December 2000 and the unaudited consolidated loss for the six months ended 30 June 2001 were approximately HK$102.3 million and approximately HK$13.3 million respectively. The audited consolidated net liabilities as at 31 December 2000 and unaudited net liabilities of Swank Group as at 30 June 2001 as stated in the interim report of the Swank Group for the six months ended 30 June 2001 were approximately HK$322.9 million and approximately HK$337.9 million respectively.

REASONS FOR THE OFFER

As stated in the rights issue prospectus to the shareholders of Tomorrow dated 19 October 2001, the Tomorrow Directors are of the view that the business strategy of acquiring listed and non-listed assets is expected to generate a diversified source of income, enlarge the earning base of the Tomorrow Group and enhance the value of Tomorrow Shares. The Tomorrow Directors consider that the Transaction would serve the purpose of diversification. The growth of the Swank Group has been hindered over the last two financial years by its inability to obtain third party financing to provide fresh working capital. The Tomorrow Directors believe that upon Completion, the Swank Group's financial performance and position would be improved as its indebtedness will be reduced as a result of restructuring its debts, which includes the conversion of the Convertible Bond into Conversion Shares and the interest savings arising therefrom. Upon Completion, Tomorrow intends to streamline the operation of the Swank Group and apply other necessary measures with an aim to improve its efficiency and profitability. Given the established brand name of Swank, the strengthened financial position and with the financial assistance of the Tomorrow Group, the Tomorrow Directors believe that the prospect of the Swank Group will be enhanced upon Completion, and therefore the Transaction would be beneficial to the shareholders of both Tomorrow and Swank. Financial assistance may be given by Tomorrow Group to the Swank Group from time to time as and when necessary. Such financial assistance, if any, would be on normal commercial terms and is not expected to have any material impact on the liquidity and the financial position of the Tomorrow Group as a whole.

INTENTION REGARDING SWANK AND ITS EMPLOYEES

It is not the intention of Tomorrow to make any material changes to the principal activities of Swank Group or to amend Swank's stated strategy of continuing its reorganisation to have better sales and marketing programmes so as to adjust to changes in market condition. Tomorrow also does not have any plan to inject any of its assets into Swank or to redeploy any fixed assets of Swank.

Tomorrow does not expect that there will be any material changes to the continued employment of the employees of Swank and its subsidiaries as a result of the Offer. However, the New Swank Board (as defined below) may apply measures, such as business process reengineering, to improve the efficiency and profitability of the Swank Group, and such measures may or may not involve changes in employees of Swank and its subsidiaries. No concrete plan has been set out yet.

Tomorrow intends to appoint the following individuals as directors onto the Swank Board (the "New Swank Board"), who are also executive directors of Tomorrow:

Mr. YAU Tak Wah, Paul

Mr. Yau is the Chairman and the founder of the Tomorrow Group and is primarily responsible for corporate strategic planning. He holds a Bachelor of Science degree in mechanical engineering and has more than 20 years of experience in the electronics industry. Before he established the Tomorrow Group, Mr. Yau worked as design engineer in a renowned US electronics company operating in Hong Kong where he gained experience in production design and established close business relationship with various electronics manufacturers in Hong Kong.

Ms. LOUIE Mei Po

Ms. Louie is a director of Tomorrow and is responsible for business investment and development of the Tomorrow Group. Ms. Louie holds a Master degree in Business Administration and a Bachelor degree in Social Science from the Chinese University of Hong Kong. Prior to joining the Tomorrow Group, Ms. Louie was an executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She has over ten years of experience in business investment and development. She joined the Tomorrow Group in February 2000.

Ms. WONG Shin Ling, Irene

Ms. Wong is a director of Tomorrow and is responsible for management and administration of the Tomorrow Group. Ms. Wong has over 12 years of experience in the field of property development and management. Prior to joining the Tomorrow Group, she was an executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She joined the Tomorrow Group in February 2000.

Mr. TAM Wing Kin

Mr. Tam is a director of Tomorrow and is responsible for finance of the Tomorrow Group. He is a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Society of Accountants. He is also a Certified Public Accountant. Prior to joining the Tomorrow Group, he worked for an international accountancy firm and two listed companies in Hong Kong. He has over 12 years of experience in the accounting field. He joined the Tomorrow Group in February 2000.

Mr. TAM Ping Wah

Mr. Tam is a director of Tomorrow and has more than 20 years of experience in electronics business. Being a graduate from Simon Fraser University in Canada in 1979, Mr. Tam first worked at a leading electronics company operating in Hong Kong as regional marketing manager and obtained extensive exposure to the North American and European markets. He joined the Tomorrow Group in 1983 and is responsible for the manufacturing and sales operations of the Tomorrow Group's Electronics Products Division.

The respective roles of the above individuals in Swank has not been decided.

Tomorrow also intends to appoint the following individuals as non-executive directors onto the Swank Board:

Mr. KWONG Wai Tim, William

Mr. Kwong has over 15 years of experience in banking and corporate finance gained with major international financial institutions. He was a Council Member of The Stock Exchange of Hong Kong Limited from 1995 to 1997 and a director and the Chairman of the Finance Committee of Hong Kong Securities Clearing Company Limited from 1996 to 1997. Mr. Kwong was an executive director of another listed company in Hong Kong. Mr. Kwong holds a Master of Business Administration degree from the University of Oregon in the United States of America.

Mr. HAHN Ka Fai, Mark

Mr. Hahn is a director and the Head of the Investment Department of DTZ Debenham Tie Leung Limited, an international real estate consultancy firm. Mr. Hahn has over 16 years of experience in international real estate and institutional investments, and was previously held senior positions with Jones Lang LaSalle, CB Richard Ellis and Chesterton in Hong Kong and Taiwan. He is a graduate in Land Management in London and is a Chartered Surveyor and Registered Professional Surveyor in Hong Kong.

As stated in the announcement of Swank dated 7 September 2001, Mr. Christopher Coulcher has resigned as managing director of Swank and as a director of each of the subsidiaries of the Swank Group. His resignation has taken effect from 28 February 2002. Save as above, as at the Latest Practicable Date, no director of Swank has tendered any resignation that would take effect upon closing of the Offer.

CONTINUATION OF LISTING OF SWANK

It is the intention of Tomorrow that the listing of the Swank Shares on the Stock Exchange should be maintained. Accordingly, Tomorrow has undertaken to the Stock Exchange, in terms to be agreed, to take appropriate steps as soon as practicable following the close of the Offer to ensure that such number of Swank Shares as may be required by the Stock Exchange are held by the public.

The Stock Exchange has stated that in the event that less than 25 per cent. of the Swank Shares are in public hands following the close of the Offer, it will closely monitor trading in the Swank Shares. If the Stock Exchange believes that a false market exists or may exist in the Swank Shares or that there are insufficient Swank Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend dealings in the Swank Shares.

The Stock Exchange has stated that, if Swank remains a public company listed on the Stock Exchange, any acquisitions or disposals of assets by Swank will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require Swank to issue a circular to its shareholders where acquisition or disposal by Swank is proposed, irrespective of the size of such acquisition or disposal and in particular where such acquisition or disposal represents a departure from the principal activities of Swank. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals by Swank and any such acquisitions or disposals may, in any event, result in Swank being treated as a new applicant for listing and subject to the requirements for new applicants as set out in the Listing Rules.

Save for any steps required to be taken by the Offeror to ensure that not less than 25 per cent. of Swank's issued share capital will be held by the public as mentioned above, it is not intended that any Public Swank Shares acquired pursuant to the Offer will be transferred to any party.

TAXATION

Swank Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting or rejecting the Offer. It is emphasised that none of Tomorrow or DTCFL or any of their respective directors or any other person involved in the Offer accepts responsibility for any tax effects on, or liabilities of, any person or persons as a result of their acceptance or rejection of the Offer.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendices to this document.

Yours faithfully,
For and on behalf of
Deloitte & Touche Corporate Finance Ltd
Lawrence Chia
Managing Director

1. FURTHER PROCEDURES FOR ACCEPTANCE

(a) If the Swank Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title in respect of your Swank Shares is/are in the name of a nominee company or some names other than your own, and you wish to accept the Offer (either in full or in respect of part of your holding(s) of Swank Shares), you must either:

(i) lodge your Swank Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company or other nominee, with instructions authorising it to accept the Offer on your behalf and requesting it to deliver the form of acceptance and transfer duly completed together with the relevant Swank Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(ii) arrange for the Swank Shares to be registered in your name by Swank through the Registrar, and send the form of acceptance and transfer duly completed together with the relevant Swank Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(iii) if you have deposited your Swank Shares with CCASS, instruct your broker to authorise HKSCC Nominees Limited to accept the Offer on your behalf and request it to deliver the duly completed form of acceptance and transfer, together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), to the Registrar.

(b) If the Swank Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Swank Share(s) is/are not readily available and/or is/are lost and you wish to accept the Offer, the form of acceptance and transfer should nevertheless be completed and delivered to the Registrar and the relevant Swank Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) should be forwarded to the Registrar as soon as possible thereafter. If you have lost your Swank Share certificate(s), you should also write to the Registrar for a form of letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

(c) If you have lodged (a) transfer(s) of Swank Shares for registration in your name and have not yet received your Swank Share certificate(s) and you wish to accept the Offer, you should nevertheless complete the form of acceptance and transfer and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the Offeror or its agent(s) or such other person or persons as the Offeror may direct for the purpose to collect from Swank or the Registrar on your behalf the relevant Swank Share certificate(s) when issued and to deliver such Swank Share

certificate(s) to the Registrar and to authorise and instruct the Registrar to hold such Swank Share certificate(s), subject to the terms of the Offer, as if it was/they were delivered to the Registrar with the form of acceptance and transfer.

(d) Acceptances of the Offer, at the discretion of the Offeror, be treated as valid even if not accompanied by the relevant Swank Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), but, in such cases, the cash consideration due will not be despatched until the relevant Swank Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) has/have been received by the Registrar or by Swank (as applicable).

(e) No acknowledgement of receipt of any form(s) of acceptance and transfer, Swank Share certificate(s), transfer receipt(s), forms of acceptance and renunciation or any other document(s) of title (and/or any indemnity or indemnities in respect thereof) will be given.

(f) The address of the Registrar is 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

2. ACCEPTANCE PERIOD, REVISIONS AND EXTENSIONS

(a) The Offer will remain open for acceptance until 4:00 p.m. on 2 April 2002, unless extended or revised in accordance with the Code. Although the Offeror does not intend to do so, it reserves the right to revise or extend the Offer in accordance with the Code.

(b) The Offer may be revised at any time up to 4:00 p.m. on the day before the Closing Date. Save as provided in the Code, the Offer may not be revised after 4:00 p.m. on 2 April 2002. If the Offer is revised, such revised Offer will remain open for acceptance for a period of at least 14 days from the date of posting of the written notification of the revision to Swank Shareholders. In any case where the Offer is revised, and the consideration offered under such revised Offer does not represent on such date a reduction in the value of the Offer in their original or any previously revised form(s), the benefit of such revised Offer will be made available as set out herein to acceptors of the Offer in its original or any previously revised form(s) (hereinafter called "previous acceptor(s)"). The execution by, or on behalf of, a previous acceptor of any form of acceptance and transfer shall be deemed to constitute acceptance of the Offer as so revised.

3. ANNOUNCEMENTS

(a) By 6:00 p.m. on the day before the Closing Date, the Offeror shall immediately inform the Executive and the Stock Exchange of its intentions in relation to the revision, extension or expiry of the Offer and shall publish an announcement on the following day to that effect. The announcement shall state the number of Swank Shares which the Offeror and any parties acting in concert with the Offeror hold or control immediately before and after the Offer period, the number of Swank Shares for which acceptances of the Offers have been received and the number of Swank Shares otherwise acquired by the Offeror and any

parties acting in concert with the Offeror during the Offer period. The statement will also specify the percentages of the issued share capital of Swank and voting rights of Swank represented by these number of Swank Shares.

(b) In computing the number of Swank Shares represented by acceptances, there may be included or excluded for announcement purposes acceptances which are not in all respects in order or are subject to verification.

(c) As required under the Code, all announcements in relation to the Offer, in respect of which the Executive has confirmed that it has no further comments thereon, will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper being in each case a newspaper which is published daily and circulating generally in Hong Kong.

4. NO RIGHTS OF WITHDRAWAL

Because the Offer is unconditional, acceptances by Swank Independent Shareholders under the Offer, shall be irrevocable and cannot be withdrawn.

5. GENERAL

(a) All remittances in respect of Swank Shares, communications, notices, forms of acceptance and transfer, forms of acceptance and renunciation, Swank Share certificates, transfer receipts and other documents of title (and/or any indemnity or indemnities in respect thereof) to be delivered by or sent to or from Swank Independent Shareholders will be delivered by or sent to or from them, or their designated agents, at their own risk and neither the Offeror nor the Registrar accepts any liability for any loss in postage or any other liabilities that may result.

(b) The provisions set out in the accompanying form of acceptance and transfer and form of acceptance and renunciation obtainable at the offices of Swank form part of the Offer.

(c) The accidental omission to despatch this document and/or the form of acceptance and transfer and/or form of acceptance and renunciation or any of them to any person to whom the Offer are made will not invalidate the Offer in any way.

(d) The Offer and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(e) References to the Offer in this document and in the form of acceptance and transfer shall include any revision and/or extension thereof.

(f) Due execution of a form of acceptance and transfer and/or form of acceptance and renunciation will constitute an authority to the Offeror or its agent(s) or such other person or persons as the Offeror may direct for the purpose to complete and execute the form of acceptance and transfer and/or form of acceptance and renunciation and/or any other document on behalf of the person accepting the Offer and to do any other act that may be

necessary or expedient for the purpose of vesting in the Offeror or such person or persons as it may direct the Swank Shares in respect of which such person has accepted the Offer and/or enabling the Swank Directors.

(g) Acceptance of the Offer by any Swank Independent Shareholder(s) will be deemed to constitute a warranty by such person(s) to the Offeror and DTCFL that all Public Swank Shares acquired pursuant to the Offer are sold by such Swank Independent Shareholder(s) free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including (without limitation) the right to receive dividends and distributions declared, made or paid, if any, on or after the date of the Announcement.

(h) Sellers' ad valorem stamp duty at the rate of HK$1 for every HK$1,000 or part thereof of the consideration arising in connection with the acceptance of the Offer will be payable by Swank Independent Shareholders who accept the Offer and will be deducted from the consideration due to such persons on acceptance of the Offer.

(i) The Offeror does not intend to exercise any rights which may be available to it under the provisions of Section 168 of the Companies Ordinance to acquire compulsorily after the Offer have closed any Swank Shares not acquired under the Offer, but reserves the right to do so.

(j) The Offer Document will be posted to all Swank Shareholders, whether or not they are residing in Hong Kong. The making of the Offer to certain persons resident in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. If you are a citizen or resident or national of a jurisdiction outside Hong Kong, you should inform yourself about and observe any applicable legal requirements. It is your responsibility if you wish to accept the Offer to satisfy yourself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction.

1. RESPONSIBILITY STATEMENT

The information in this document has been supplied by the Tomorrow Directors and the directors of the Offeror. The Tomorrow Directors and the directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this document, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document misleading.

2. MARKET PRICES

The Swank Shares are listed on the Stock Exchange. The table below shows the closing prices of the Swank Shares, (i) on the last trading day of each of the six calendar months immediately preceding the date of the Announcement, (ii) on 10 January 2002, being the date immediately preceding the date on which the Announcement was made and (iii) on the Latest Practicable Date:

Date	**Closing price of Swank Share** *HK$*
31 July 2001	0.066
31 August 2001	0.050
28 September 2001	0.040
31 October 2001	0.035
30 November 2001	0.057
31 December 2001	0.053
10 January 2002	0.100
31 January 2002	0.100
Latest Practicable Date	0.075

The highest and lowest closing prices for the Swank Shares during the period commencing six months prior to the date of the Announcement and ending on the Latest Practicable Date were HK$0.100 on 10 January 2002 and HK$0.031 on 26 October 2001 respectively.

3. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the Offeror and parties acting in concert with it owned 1,605,000,000 Swank Shares representing approximately 71.9% of the total issued share capital of Swank, all of which were acquired by the Offeror pursuant to the Agreement at HK0.623 cent per share.

(b) As at the Latest Practicable Date, none of the directors of Tomorrow and the Offeror were interested in Swank Shares.

(c) Other than disclosed in this section, neither the Offeror nor any parties acting in concert with it (or any of the directors of any of them) owned or controlled any Swank Shares as at the Latest Practicable Date nor did they deal in any Swank Shares during the period commencing 31 July 2001 (being the date six months prior to the date of the Announcement) and ending on the Latest Practicable Date.

4. DIRECTORS AND SHAREHOLDERS OF THE OFFEROR AND TOMORROW

The Offeror is an indirect wholly-owned subsidiary of Tomorrow. The directors of the Offeror are Messrs. Yau Tak Wah, Paul; Louie Mei Po; Wong Shin Ling, Irene; Tam Wing Kin and Tam Ping Wah.

The Tomorrow Directors are Messrs. Yau Tak Wah, Paul; Louie Mei Po; Wong Shin Ling, Irene; Tam Wing Kin; Tam Ping Wah; Ng Wai Hung and Cheung Chung Leung, Richards. The controlling shareholder of Tomorrow is Winspark Venture Limited which holds approximately 61.44% of the issued share of Tomorrow. The sole beneficial owner of Winspark Venture Limited is Mr. Chan Yuen Ming. The registered office of Tomorrow is Clarendon House, Church Street, Hamilton HM11, Bermuda. The principal place of business of Tomorrow is 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong.

5. MISCELLANEOUS

(a) As at the Latest Practicable Date, there are no agreements or arrangements between the Offeror and any of the Swank Directors or any other person which are conditional upon the outcome of the Offer or otherwise connected with the Offer.

(b) As at the Latest Practicable Date, no benefit has been given or will be given to any Swank Directors as compensation for loss of office or otherwise in connection with the Offer.

(c) As at the Latest Practicable Date, no Swank Independent Shareholder has irrevocably committed to accept or reject the Offer.

(d) As at the Latest Practicable Date, neither the Offeror nor any of the parties acting in concert with it has any arrangement with any Swank Shareholders of the kind referred to in Note 8 of Rule 22 of the Code.

(e) The registered office of the Offeror is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands. The correspondence address of the Offeror is 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong.

(f) The registered office of Deloitte & Touche Corporate Finance Ltd is 21st Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. It is a dealer and an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong).

(g) The English text of this document, and of the form of acceptance and transfer shall prevail over the Chinese text for the purpose of interpretation.

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部恒光行實業有限公司股份**售出或轉讓**，應立即將本通函及隨附之接納及過戶表格交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



明日國際集團有限公司

（於百慕達註冊成立之有限公司）

Deloitte & Touche
Corporate Finance Ltd
德勤企業財務顧問有限公司

代表

明日國際集團有限公司

之全資附屬公司

PROBEST HOLDINGS INC

（於英屬處女群島註冊成立之有限公司）

就收購


SWANK

恒光行實業有限公司

（於香港註冊成立之有限公司）

之全部已發行股份

（PROBEST HOLDINGS INC 及其一致行動人士已擁有或同意將予收購者除外）

提出強制性無條件現金收購建議

明日國際集團有限公司之財務顧問

德勤企業財務顧問有限公司

接納收購建議之手續載於本文件附錄一，以及隨附之接納及過戶表格。接納收購建議之表格須盡快但不可遲於二零零二年四月二日下午四時或由收購人可能決定之較後時間及／或日期，親身送至或郵寄分別予恒光行實業有限公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，或恒光行辦事處，地址為香港新界葵芳路223號新都會廣場33樓。

二零零二年三月四日

目　錄

頁次

釋義 1

預期時間表 4

德勤函件

緒言 5

收購建議 6

接納及結算 8

關於收購人及明日國際之資料 8

關於恒光行之資料 9

進行收購建議之原因 9

關於恒光行及其僱員之意向 10

維持恒光行之上市地位 12

稅項 12

其他資料 12

附錄一 — 收購建議之其他條款 13

附錄二 — 一般及其他資料 17

於本文件內，除非文義另有所指，否則下列詞彙具備以下涵義：

「該協議」	指	由賣方、收購人、明日國際、恒光行、抵押提供者、滙豐及債權銀行於二零零二年一月三十一日訂立之有條件買賣協議，內容有關買賣1,605,000,000股銷售股份及轉讓銀行債務
「該公佈」	指	明日國際及恒光行於二零零二年一月三十一日訂立之聯合公佈，內容有關(其中包括)收購建議
「銀行債務」	指	恒光行集團於該協議訂立日期結欠各債權銀行之總額250,000,000港元
「營業日」	指	聯交所營業進行交易之日子
「中央結算系統」	指	由香港中央結算有限公司設立並管理之中央結算及交收系統
「截止日期」	指	二零零二年四月三日上午九時半，除非收購建議經修改或延遲，否則為收購建議截止日期
「守則」	指	香港公司收購及合併守則
「公司條例」	指	香港法例第32章公司條例
「完成」	指	該協議之完成
「可換股債券」	指	恒光行於一九九九年六月一日發行予賣方之300,000,000港元可換股債券，於二零一二年或以前到期，並可於發行後首七年內任何時間可兑換成兑換股份
「兑換股份」	指	根據可換股債券悉數行使其換股權時發行予賣方之1,500,000,000股新恒光行股份
「債權銀行」	指	被恒光行集團結欠款項之合共26家銀行及財務債權人
「債權證」	指	根據一九九九年四月三十日就重組恒光行債務訂立之互讓協議，恒光行及抵押提供者於一九九七年十一月五日向滙豐(作為抵押代理人)提供之債權證(根據同日修訂契據修訂)
「德勤」	指	德勤企業財務顧問有限公司，根據香港法例第333章證券條例註冊之證券商及投資顧問

「執行董事」	指	證監會企業融資部執行董事或執行董事之任何代表
「香港」	指	中國香港特別行政區
「滙豐」	指	香港上海滙豐銀行有限公司，作為債權銀行之代理人及抵押代理人
「最後可行日期」	指	二零零二年三月一日，即本文件付印前為確定本通函所載若干資料而設之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「收購建議」	指	德勤代表收購人提出之強制性無條件現金收購建議，以收購價收購全部恒光行公眾股份，惟須遵守本文件及附隨之接納及過戶表格所載之條款及條件
「收購價」	指	每股恒光行股份0.623港仙
「被收購人文件」	指	根據守則條文規定，恒光行就收購建議於本文件刊發日期起計十四日內(或根據守則容許或經執行董事批准之較後時間及／或日期)，向恒光行股東發出之回應文件
「收購人」	指	Probest Holdings Inc，於英屬處女群島註冊成立之公司，明日國際之全資擁有附屬公司
「中國」	指	中華人民共和國
「恒光行公眾股份」	指	收購人或其一致行動人士並未擁有或同意將予收購之恒光行股份，於最後可行日期為627,044,805股恒光行股份
「過戶登記處」	指	秘書商業服務有限公司
「銷售股份」	指	1,605,000,000股恒光行股份，包括1,231,657,150股兑換股份及由賣方實益擁有之373,342,850股恒光行股份
「抵押提供者」	指	恒光行集團之成員公司，就債權證向債權銀行提供抵押
「證監會」	指	香港證券及期貨事務監察委員會
「購股權計劃」	指	恒光行於一九九六年六月二十八日採納之購股權計劃

「恒光行」	指	恒光行實業有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「恒光行董事會」	指	恒光行董事會
「恒光行董事」	指	恒光行董事
「恒光行集團」	指	恒光行及其附屬公司
「恒光行獨立董事委員會」	指	恒光行董事會就向恒光行獨立股東提供有關收購建議之意見而成立之獨立委員會
「恒光行獨立財務顧問」	指	恒光行獨立董事委員會或恒光行獨立股東(如適用)之聯席獨立財務顧問倍利證券(香港)有限公司及群益亞洲有限公司(兩者皆為根據香港法例第333條證券條例註冊之投資顧問)
「恒光行獨立股東」	指	收購人及其一致行動人士以外之恒光行股東
「恒光行股份」	指	恒光行股本中每股0.20港元之股份
「恒光行股東」	指	恒光行股份持有人
「聯交所」	指	香港聯合交易所有限公司
「明日國際」	指	明日國際集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「明日國際董事」	指	明日國際董事
「明日國際集團」	指	明日國際及其附屬公司
「明日國際股份」	指	明日國際股本中每股0.10港元之股份
「交易事項」	指	根據該協議及收購建議收購之1,605,000,000股銷售股份及轉讓銀行債務予收購人
「賣方」	指	Optiset Limited，於英屬處女群島註冊成立之公司，由債權銀行財團成立，並根據恒光行、債權銀行、滙豐(作為代理人)及Optiset Limited於一九九九年四月三十日就重組恒光行之債項而訂立之互讓協議認購373,342,850股恒光行股份
「港元」	指	港元，香港法定貨幣

	二零零二年
進行收購建議首日	三月四日
寄發被收購人文件之最後限期	三月十八日
接納收購建議申請之最後限期	四月二日下午四時正
收購建議截止日期	四月三日上午九時半
收購建議有效接納應付款項之最後寄發限期(附註1)	四月十二日

附註：

1. 為認購收購建議項下之恒光行股份而應付之代價，須於過戶登記處接獲恒光行獨立股東接納股份收購建議之所需文件當日起計十日內支付。詳情請參閱本文件「德勤函件」內「接納及結算」各段。

2. 有關收購人修訂或延遲收購建議之權利，請參閱本文件附錄一「接納期限、修訂及延遲」各段。收購人同意，倘恒光行未能於指定時間內寄發收購文件，收購建議可根據守則之規定延遲進行。

3. 除非屬於守則容許之情況，否則，收購建議一經接納，一概不可取消或撤回。

德勤企業財務顧問有限公司

21/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心21樓

Deloitte & Touche
Corporate Finance Ltd

敬啟者：

德勤企業財務顧問有限公司
代表
PROBEST HOLDINGS INC
就收購
恒光行實業有限公司
之全部已發行股份
(Probest Holdings Inc 及其一致行動人士已擁有或同意將予收購者除外)
提出強制性無條件現金收購建議

緒言

於二零零二年一月三十一日，明日國際與恒光行聯合宣佈，收購人、明日國際、賣方及債權銀行等訂立了一項有條件買賣協議，據此，收購人同意向賣方收購合共1,605,000,000股銷售股份(包括373,342,850股恒光行股份(佔恒光行已發行股本約51.0%)及1,231,657,150股兌換股份(於賣方根據可換股債券行使換股權時發行))，代價為10,000,000港元，或每股恒光行股份0.623港仙。1,605,000,000股銷售股份佔恒光行因發行兌換股份而擴大之已發行股本約71.9%。債權銀行亦已同意根據該協議之條款及條件以58,000,000港元轉讓銀行債務予收購人。

收購人亦已承諾，倘恒光行集團未能以本身資源償還負債，收購人將向恒光行提供財政援助，以解除恒光行集團欠負恒光行集團其他已知債權人不超過49,600,000港元之負債(如恒光行集團於二零零一年十一月三十日之賬冊所示)，惟該等其他已知債權人對恒光行集團之索償須為有效及可強制執行，且並非以任何扣除抵償，亦概無附帶反索償或任何其他索償或糾紛。買賣協議完成後，根據上市規則之規定，有關交易將構成一項關連交易，並須遵照上市規則之有關規定。

該協議須待以下條件達成後，始可作實，其中包括恒光行股份仍然在聯交所上市、賣方已向恒光行發出兑換通知、恒光行已按賣方要求配發及發行兑換股份及無任何決議案、呈請或指令要求恒光行清盤。

於二零零二年三月一日，該協議成為無條件，並於同日完成。收購人及其一致行動人士將擁有1,605,000,000股恒光行股份(相當於恒光行已發行股本約71.9%)之權益。根據守則第26條之規定，德勤須代表收購人就收購人及其一致行動人士並無實益擁有或同意將予收購之全部已發行恒光行股份提出強制性無條件現金收購建議。

本函件連同本文件附錄一及接納及過戶表格，載有(其中包括)收購建議之條款及其他詳情、收購人及明日國際之資料及彼等就恒光行前景所持之意見。敦請　閣下垂注閣下將於適時收到之被收購人文件，當中載有(其中包括)恒光行獨立財務顧問之意見函件。恒光行股東於接獲被收購人文件前買賣恒光行股份時務須審慎行事。吾等建議　閣下於接獲被收購人文件後，才決定是否接納收購建議。

除非文義另有所指，否則於本函件內所用之詞彙，概與載有本函件之文件所界定者具備相同涵義。

收購建議

德勤謹此代表收購人按下列基準提出收購建議：

每股恒光行公眾股份　　　　現金0.623港仙

每股恒光行公眾股份之收購價0.623港仙，較：

(a) 恒光行股份於二零零二年一月十日在聯交所所報之收市價每股0.100港元折讓約93.8%，即緊接同日及該公佈發表日期暫停買賣前之最後成交價；

(b) 於緊接二零零二年一月十日暫停買賣前最後一個交易日(包括該日)前20個交易日，恒光行股份於聯交所所報之平均收市價每股0.061港元折讓約89.8%。

(c) 恒光行股份於最後可行日期在聯交所所報之收市價每股0.075港元折讓約91.7%；及

(d) 恒光行股份於二零零二年一月十日在聯交所所報之收市價每股0.100港元(即恒光行股份於該公佈發表日期前六個月期間之最高收市價)折讓約93.8%，以及於二零零一年十月二十六日之收市價0.031港元(即恒光行股份於同期之最低收市價)折讓約79.9%。

根據最近公佈之經審核財務報表，由於恒光行於二零零零年十二月三十一日之淨資產錄得虧損，故概無恒光行股份資產淨值之比較數字。

收購建議之條款

任何恒光行獨立股東接納收購建議將會被視作構成該名人士向收購人及德勤之保證，保證恒光行獨立股東根據收購建議購入之恒光行公眾股份將會全部出售，且並無附帶任何留置權、抵押、購股權、索償、衡平權益、不利權益、第三方權利或債權負擔，並連同所有應計或附帶權利一併出售，包括(但不限於)有權收取於該公佈發表日期或以後所宣派、派發或派付(如有)之股息及分派。

尚未行使之購股權

於最後可行日期，概無根據購股權計劃發行任何購股權。因此，概無任何恒光行購股權持有人提出任何收購建議。

印花稅

接納收購建議之恒光行獨立股東將須繳付賣方從價印花稅，金額為就接納收購建議而產生每1,000港元之代價或其任何部份須繳付1港元，而上述從價印花稅則會在有關恒光行獨立股東接納收購建議時從其應收之代價中扣除。

總代價

根據最後可行日期之收購價及恒光行已發行股本中2,232,044,805股恒光行股份計算，收購建議項下恒光行全部已發行股本之價值約為13,900,000港元。收購建議項下恒光行獨立股東所持之恒光行股份之價值約為3,900,000港元。

德勤對收購人於明日國際及其附屬公司之內部現金資源中具備充足之財務資源以應付全面接納收購建議感滿意。概無任何借貸或銀行融資用作為進行收購建議所需之資金。

誠如該公佈所載，現擬成立恒光行獨立董事委員會以考慮收購建議之條款，而倍利證券(香港)有限公司及群益亞洲有限公司已獲委任為恒光行獨立財務顧問，向恒光行獨立董事委員會提供意見。

明日國際預期，載有(其中包括)恒光行獨立財務顧問就收購建議所作之意見之被收購人文件，將根據守則規定於本文件寄發當日起計14日內寄發予恒光行獨立股東。恒光行股東於接獲被收購人文件前買賣恒光行股份時務須審慎行事。吾等建議　閣下於接獲被收購人文件後，才決定是否接納收購建議。

接納及結算

接納手續

(a) 收購建議

閣下如接納收購建議，應按照接納及過戶表格上之指示填妥該表格，該等指示為收購建議之條款及條件之一部份。經填妥之接納及過戶表格應連同　閣下持有之全部恒光行股份或不少於因接納收購建議而持有之恒光行股份數目之有關恒光行股票及／或過戶收據及／或任何其他所有權文件(及／或任何必要之滿意賠償保證)於收到接納及過戶表格後盡快但不可遲於二零零二年四月二日下午四時郵寄或親身送至秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，並請註明「恒光行收購建議」。

(b) 貴公司概不會就接納及過戶表格、恒光行股票、過戶收據、接納及放棄表格或其他所有權文件(及／或任何必要之滿意賠償保證)發出收據，而所有文件將予寄出，惟郵誤風險概由恒光行股東承擔。　閣下亦請垂注本文件附錄一所列載「接納之其他手續」各段。

登記地址在香港以外地區之恒光行獨立股東務請垂注本文件附錄一第5(j)段。

結算

倘過戶登記處於二零零二年四月二日下午四時或之前收到各方面均已適當填妥之有關接納及過戶表格、恒光行股票及／或過戶收據、接納及放棄表格及／或其他所有權文件(及／或任何必要之滿意賠償保證)，根據收購建議應付予有關接納股東之股款(減彼應繳納之賣方從價印花税)，將於過戶登記處就收購建議收到上述文件後十日內按接納及過戶表格所載之指示以平郵方式寄發，或於恒光行辦事處就收購建議收到上述文件後十日內按接納及放棄表格所載之指示以平郵方式寄發，惟郵誤風險概由彼等各自承擔。

有關收購人及明日國際之資料

收購人乃一家私人公司，於二零零一年四月十日在英屬處女群島註冊成立，且由明日國際實益全資擁有。收購人乃特殊目的工具，其成立之目的為持有恒光行股份。

明日國際股份在聯交所上市，根據其於最後可行日期之收市價每股0.15港元及已發行2,682,686,445股股份計算，其市值約為402,400,000港元。明日國際之主要業務為設計、開發、製造及銷售電子產品、生產及銷售印刷線路板、買賣及分銷電子配件及部件、買

賣上市證券投資及提供貸款融資。明日國際集團截至二零零零年十二月三十一日止年度之經審核綜合溢利及截至二零零一年六月三十日止六個月之未經審核綜合溢利分別約為32,500,000港元及1,200,000港元。明日國際集團於二零零零年十二月三十一日之經審核有形資產淨值及誠如明日國際截至二零零一年六月三十日之中期報告所載，同期之未經審核有形資產淨值分別約為377,100,000港元及389,800,000港元。據明日國際集團於二零零一年十月十九日刊發之供股章程所披露，明日國際集團之經調整未經審核有形資產淨值約為563,000,000港元，此數額乃根據明日國際截至二零零一年六月三十日止六個月之中期報告所披露之未經審核有形資產淨值，並加入二零零一年八月十日所公佈之供股所得收益淨額約177,500,000港元計算。

有關恒光行之資料

恒光行集團主要從事配光架、太陽眼鏡架及鏡片之設計、生產及銷售業務，其生產設施位於中國東莞及深圳，產品主要出口歐美及澳洲地區。截至二零零零年十二月三十一日止年度之經審核綜合虧損及二零零一年六月三十日止六個月之未經審核綜合虧損分別約為102,300,000港元及13,300,000港元。恒光行集團於二零零零年十二月三十一日之經審核綜合負債淨額及如恒光行集團於截至二零零一年六月三十日止六個月之中期報告所載，於二零零一年六月三十日之未經審核負債淨額分別約為322,900,000港元及337,900,000港元。

進行收購建議之原因

誠如明日國際在二零零一年十月十九日刊發予其股東之供股章程中所載，明日國際董事認為，收購上市及非上市資產之業務策略預期能夠取得多元化之收入來源，擴大明日國際集團之盈利基礎，並且提升明日國際股份之價值。明日國際董事認為交易事項將可達致多元化發展之目標。過往兩個財政年度，恒光行集團之增長因未能取得第三方融資以提供新營運資金而被拖累，惟明日國際董事相信於完成後，恒光行集團債項將會由於債務重組而減少，包括將可換股債券兑換為兑換股份及從而節省之利息，故恒光行集團之財務表現及財政狀況會因而有所改善。完成後，明日國際擬精簡恒光行集團之運作，並採取其他必要措施，務求提升恒光行集團之效率及盈利能力。鑑於恒光行品牌已建立一定地位，加上財政狀況更為鞏固及在明日國際集團之財政援助下，明日國際董事相信恒光行集團之前景將會於完成後有所改善，因此交易事項對明日國際及恒光行之股東均有裨益。明日國際集團會不時在有需要之情況下向恒光行集團提供財政援助。有關財政援助(如有)將會按一般商業條款提供，並預期不會對明日國際集團之整體流動資金及財政狀況構成任何重大影響。

關於恒光行及其僱員之意向

明日國際無意對恒光行之主要業務作出任何重大變動，對於恒光行為適應市況而持續重組以改善銷售及市場推廣計劃，明日國際亦無意修改此已訂策略。明日國際並無具體計劃將其任何資產投放入恒光行或調動恒光行之固定資產。

明日國際並不預期恒光行及其附屬公司之僱員之聘用將於收購建議進行後出現任何重大改變。然而，恒光行新董事會(定義見下文)或會採取例如業務重整程序等措施務求提高恒光行集團之效率及盈利能力，而該等措施會否涉及恒光行及其附屬公司僱員之調動，仍屬未知之數。現尚未制訂任何具體計劃。

明日國際有意委任以下人士(彼等本身為明日國際之執行董事)成為恒光行董事會(「恒光行新董事會」)之董事：

邱德華先生

邱德華先生為明日國際集團之主席兼創業人，主要負責公司策略規劃。彼持有機械工程理學士學位，並在電子行業擁有逾20年經驗。在成立明日國際集團之前，邱先生曾於一間在香港經營之著名美國電子公司任職設計工程師，故在生產設計方面累積寶貴經驗，且與香港多家電子製造商建立緊密之業務關係。

雷美寶小姐

雷美寶小姐為明日國際之董事，負責明日國際集團之業務投資及發展。雷小姐持有由香港中文大學頒發之工商管理碩士學位及社會科學學士學位。在加入明日國際集團之前，彼為兩間香港上市公司之執行董事，該兩間上市公司主要從事按揭貸款融資、物業投資及發展。彼在業務投資及發展方面擁有逾10年經驗。彼於二零零零年二月加入明日國際集團。

王香玲小姐

王香玲小姐為明日國際之董事，負責明日國際集團之管理及行政工作。王小姐於物業發展及管理方面擁有逾12年經驗。於加入明日國際集團之前，彼為香港兩間上市公司之執行董事，該兩間公司主要從事按揭貸款融資、物業投資及發展。彼於二零零零年二月加入明日國際集團。

譚榮健先生

譚榮健先生為明日國際之董事，負責明日國際集團之財務工作。譚先生為英國特許管理會計師公會、英國公認會計師公會及香港會計師公會之會員，亦為執業會計師。於加入明日國際集團之前，彼曾於一間國際會計師事務所及香港兩間上市公司工作。彼於會計方面擁有逾12年經驗。彼於二零零零年二月加入明日國際集團。

譚炳華先生

譚炳華先生為明日國際之董事，在電子行業擁有逾20年經驗。譚先生於一九七九年畢業於加拿大 Simon Fraser University 後，首先於一間在香港經營之主要電子公司任職地區推廣經理，對北美及歐洲市場取得廣泛認識。彼於一九八三年加入明日國際集團，負責明日國際集團電子產品部門之製造及銷售業務。

上述人士於恒光行內各自之責任尚未決定。

明日國際亦有意委任下列人士出任恒光行董事會非執行董事：

鄺維添先生

鄺先生於主要國際財務機構任職逾15年，在銀行業及公司財務方面經驗豐富。鄺先生於一九九五年至一九九七年間為香港聯合交易所有限公司理事，一九九六年至一九九七年為香港中央結算有限公司財務委員會主席。鄺先生亦為香港另一間上市公司之執行董事。彼持有美國俄勒岡州大學 (University of Oregon) 工商管理碩士學位。

韓家輝先生

韓先生為一間國際物業顧問公司戴德梁行有限公司之董事及投資部主管。韓先生於國際物業及機構投資方面擁有逾16年經驗，並曾出任香港及台灣 Jones Lang LaSalle、CB Richard Ellis 及 Chesterton 之高職。韓先生於倫敦畢業，主修土地管理，並為香港特許測量師及註冊專業測量師。

誠如二零零一年九月七日發表之公佈所述，Christopher Coulcher 先生已辭任恒光行董事總經理及恒光行集團旗下各附屬公司之董事，由二零零二年二月二十八日起生效。除上述者外，於最後可行日期，概無恒光行董事申請於收購建議完成後離任。

維持恒光行之上市地位

明日國際有意維持恒光行股份在聯交所之上市地位。因此，明日國際已向聯交所承諾於收購建議結束後於可行情況下盡快採取適當步驟(條款有待與聯交所議定)，確保恒光行股份之公眾持股量符合聯交所規定。

聯交所已表明，倘於收購建議結束後恒光行股份之公眾持股量少於25%，則會密切監督恒光行股份之買賣情況。倘聯交所相信恒光行股份出現或可能出現造市情況，或恒光行股份之公眾持股量不足以維持有秩序之市場，則會考慮行使酌情權暫停恒光行股份之買賣。

聯交所已表明，倘恒光行繼續為聯交所上市之公眾公司，則恒光行收購或出售任何資產時均須遵守上市規則之規定。根據上市規則，當恒光行建議收購或出售資產時，不論有關收購或出售之規模大小，尤其是當有關收購或出售偏離恒光行之主要業務時，聯交所有權酌情要求恒光行向其股東刊發通函。根據上市規則，聯交所亦有權合併計算恒光行所進行之一連串收購或出售，而在任何情況下，有關收購或出售或會導致恒光行被視為新上市申請人，並須遵守上市規則所載有關新上市申請人之規定。

除上述收購人須採取一切步驟，以確保公眾人士持有不少於25%之恒光行已發行股本外，現時無意將根據收購建議所收購之任何恒光行公眾股份轉讓予任何人士。

稅項

倘恒光行股東對接納或拒絕收購建議之稅務影響有任何疑問，請諮詢彼等之專業顧問之意見。務請注意，明日國際或德勤或彼等各自之董事或任何其他參與收購建議之人士概不會承擔任何人士因接納或拒絕收購建議所產生之稅務影響或負債。

其他資料

務請　閣下垂注本文件各附錄所列載之其他資料。

此致

恒光行獨立股東　台照

代表
德勤企業財務顧問有限公司
董事總經理
謝其龍
謹啟

二零零二年三月四日

1. 接納之其他手續

(a) 如　閣下擬就　閣下持有之全部或部份恒光行股份接納收購建議，但 閣下之恒光行股票及／或過戶收據及／或　閣下所持恒光行股份之任何其他所有權文件乃以代理人公司或　閣下以外之若干其他名義持有，則　閣下須：

(i) 將　閣下之恒光行股票及／或過戶收據及／或任何其他所有權文件(及／或任何所需之滿意彌償保證)送交代理人公司或其他代理人，並授權該代理代表　閣下接納收購建議，及要求該代理將填妥之接納及過戶表格，連同有關恒光行股票及／或過戶收據及／或任何其他所有權文件(及／或任何所需之滿意彌償保證)一併送交過戶登記處；或

(ii) 安排恒光行於過戶登記處以　閣下之名義登記恒光行股份，並將填妥之接納及過戶表格，連同有關恒光行股票及／或過戶收據及／或任何其他所有權文件(及／或任何所需之滿意彌償保證)一併送交過戶登記處；或

(iii) 如　閣下已將　閣下之恒光行股份寄存於中央結算系統，則必須指示　閣下之經紀授權香港中央結算(代理人)有限公司代表　閣下接納收購建議，並要求該公司將填妥之接納及過戶表格，連同有關股票及／或過戶收據及／或任何其他所有權文件(及／或任何所需之滿意彌償保證)一併送交過戶登記處。

(b) 如　閣下擬接納收購建議，但暫時無法交出及／或遺失有關恒光行股票及或過戶收據及／或　閣下所持恒光行股份之其他所有權文件(及／或任何所需之滿意彌償保證)，亦應填妥接納及過戶表格，並將其送交過戶登記處，而有關恒光行股票及或過戶收據及／或任何其他所有權文件(及／或任何所需之滿意彌償保證)亦應盡快送交過戶登記處。倘　閣下遺失名下恒光行股票，應致函過戶登記處索取彌償保證書表格，並依照其上指示填妥，然後交回過戶登記處。

(c) 如　閣下擬接納收購建議，且已送交恒光行股份之過戶表格以　閣下之名義登記，但尚未收到　閣下之恒光行股票，亦應先行填妥接納及過戶表格，連同已由　閣下正式簽署之過戶收據一併送交過戶登記處。此舉將被視為授權收購人或其代理人或收購人可能指示之有關其他人士按收購建議之條款代表　閣下在

有關恒光行股票發出時向恒光行或過戶登記處代為領取有關恒光行股票，並將此等恒光行股票送交過戶登記處，授權及指示過戶登記處持有該等恒光行股票，猶如該等股票已連同接納及過戶表格一併送交過戶登記處。

(d) 收購人可酌情決定，即使在該等收購建議之接納文件未附有關恒光行股票及／或過戶收據及／或任何其他所有權文件(及／或任何所需之滿意彌償保證)之情況下，仍視該等文件為有效，但在此等情況下，在有關恒光行股票及／或過戶收據及／或任何其他所有權文件(及／或任何所需之滿意彌償保證)送交過戶登記處或恒光行(如適用)之前，應付之現金代價將不會寄出。

(e) 任何接納及過戶表格、恒光行股票、過戶收據、接納及放棄表格或任何其他所有權文件(及／或任何所需之彌償保證)送交後，概不會獲發收據。

(f) 過戶登記處之地址為香港干諾道中111號永安中心5樓。

2. 接納期限、修訂及延遲

(a) 收購建議之接納期限為二零零二年四月二日下午四時正，惟根據守則獲延遲及修訂，則作別論。儘管收購人無意延遲或修訂收購建議，亦根據守則保留修訂或延遲收購建議之權利。

(b) 收購建議可於截止日期前一日下午四時正之前隨時進行修訂。除守則所規定者外，收購建議於二零零二年四月二日下午四時正之後不得作出任何修訂。倘收購建議經修訂，則經修訂收購建議至少由寄發修訂通知書予恒光行股東當日起計14日內仍可予接納。倘收購建議經修訂，而經修訂收購建議項下之代價並無降低收購建議於該日在初始或先前經修訂表格內之價值，則初始或任何先前經修訂表格所列之收購建議接納人(以下統稱「前接納人」)將可享有本附錄所述經修訂收購建議之利益。由前接納人或代表前接納人簽署接納及過戶表格，須被視為接納經修訂之收購建議。

3. 公佈

(a) 於截止日期前一日下午六時正之前，倘收購建議經修訂、延遲或到期，收購人須即時知會執行董事及聯交所，並於生效翌日就此發表公佈。該公佈將註明收購人及任何與其行動一致人士於緊接收購期間之前或之後持有或控制之恒光行

股份數目、已接納收購建議之恒光行股份數目及由收購人或任何與其行動一致人士在收購期間以其他方式收購之恒光行股份數目。有關聲明亦將註明恒光行已發行股本百分比及該等恒光行股份數目所佔之恒光行投票權。

(b) 計算接納收購建議之恒光行股份數目時，公佈內可包括或不包括不完全符合規定之接納或有待核實之接納在內。

(c) 按守則規定，一切有關收購建議之公佈(經由執行理事確認並無進一步意見)必須以付款公佈方式至少於香港每日出版及流通之一份主要英文報章及一份主要中文報章刊登。

4. 無撤回權利

由於收購建議不附帶條件，故恒光行獨立股東根據收購建議之接納乃不可撤回，且不可撤銷。

5. 一般事項

(a) 由恒光行獨立股東送交或寄發或自彼等發出之有關恒光行股份之所有款項、通訊、通告、接納及過戶表格、接納及放棄表格、恒光行股票、過戶收據及其他所有權文件(及／或任何所需之彌償保證)之郵誤風險概由彼等(或彼等指定之代理人)承擔，而收購人或過戶登記處概不對任何郵誤之任何責任或因此而引致之任何其他責任負責。

(b) 隨附接納及過戶表格及接納及放棄表格(可向恒光行辦事處索取)所載之規定乃收購建議之一部份。

(c) 本文件及／或接納及過戶表格及／或接納及放棄表格或其中任何一份文件即使意外地漏派予任何應獲提呈收購建議之人士，均不會導致收購建議在任何方面失效。

(d) 收購建議及所有接納收購建議事項將受香港法例管制，並按其詮釋。

(e) 本文件及接納及過戶表格所述收購建議一詞，應包括任何經修訂及／或經延期之收購建議。

(f) 正式簽署接納及過戶表格及／或接納及放棄表格即授權收購人或其代理人或收購人可能指示之其他人士代表接納收購建議之人士填妥及簽署接納及過戶表格及／或接納及放棄表格及／或其他任何文件，及代表該人士採取必要或權宜之

任何其他行動，以向收購人或其可能指示之有關人士批授恒光行股份（就此而言，有關人士已接納收購建議及／或獲授恒光行董事權利）。

(g) 任何恒光行獨立股東接納收購建議將會被視作構成該名人士向收購人及德勤之保證，保證恒光行獨立股東根據收購建議購入之恒光行公眾股份將會全部出售，且並無附帶任何留置權、抵押、購股權、索償、衡平權益、不利權益、第三方權利或債權負擔，並連同所有應計或附帶權利一併出售，包括（但不限於）有權收取於該公佈發表日期或以後所宣派、派發或派付（如有）之股息及分派。

(h) 接納收購建議之恒光行獨立股東將須繳付賣方從價印花稅，金額為就接納收購建議而產生每1,000港元之代價或其任何部份須繳付1港元，而上述從價印花稅則會在有關恒光行獨立股東接納收購建議時從其應收之代價中扣除。

(i) 收購人不擬行使根據公司條例第168條規定而可能獲授之任何權利，以於收購建議截止後，強制收購並非根據收購建議獲收購之任何恒光行股份，惟保留有關權利。

(j) 不論其登記地址是否在香港，所有恒光行股東均會獲發收購文件。向居於香港以外司法權區之若干人士提出收購建議或會受有關司法權區之法例影響。倘閣下為香港以外司法權區之公民或居民或國民，則閣下應知悉並遵守任何適用法例規定。倘閣下欲接納收購建議，閣下有責任完全遵守有關司法權區在此方面之法例，包括獲得所需之政府或其他同意或辦理其他必要之正式手續，以及支付該司法權區徵收之任何應付過戶費或其他稅項。

1. 責任聲明

本文件內所載資料乃由明日國際董事及收購人之董事提供。明日國際董事及收購人之董事就本文件所載資料之準確性共同及個別承擔全部責任，並在進行一切合理查詢後確認，就彼等所知，本文件所載之意見乃經過審慎周詳之考慮後始行作出，且本文件並無遺漏任何其他事實，致使本文件中任何聲明產生誤導。

2. 市價

恒光行股份於聯交所上市。下表所示乃恒光行股份於(i)緊接該公佈發表日期前六個歷月各月之最後一個交易日，(ii)二零零二年一月十日(即緊接該公佈發表日期前一日)及(iii)最後可行日期之收市價：

日期	恒光行股份收市價 港元
二零零一年七月三十一日	0.066
二零零一年八月三十一日	0.050
二零零一年九月二十八日	0.040
二零零一年十月三十一日	0.035
二零零一年十一月三十日	0.057
二零零一年十二月三十一日	0.053
二零零二年一月十日	0.100
二零零二年一月三十一日	0.100
最後可行日期	0.075

於該公佈發表日期前六個月起計直至最後可行日期之六個月期間，恒光行股份之最高及最低收市價分別為二零零二年一月十日之0.100港元及二零零一年十月二十六日之0.031港元。

3. 權益披露

(a) 於最後可行日期，收購人及與其一致行動之人士擁有恒光行股份1,605,000,000股(相當於恒光行已發行股本總數約71.9%)，所有股份乃由收購人根據該協議以每股0.623港仙之價格購入。

(b) 於最後可行日期，明日國際及收購人之董事概無擁有任何恒光行股份權益。

(c) 除本節所披露者外，收購人或任何與其(或任何收購人之任何董事)一致行動之人士於最後可行日期概無擁有或控制任何恒光行股份，於二零零一年七月三十一日(即該公佈發表日期前六個月)起計至最後可行日期期間，彼等亦無買賣任何恒光行股份。

4. 收購人及明日國際之董事及股東

收購人乃明日國際間接全資擁有之附屬公司。收購人董事為邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及譚炳華先生。

明日國際董事為邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生、譚炳華先生、吳偉雄先生及張仲良先生。明日國際之控股股東為 Winspark Venture Limted，該公司持有明日國際約61.44%之已發行股本。Winspark Venture Limited 之唯一實益擁有人為陳遠明先生。明日國際之註冊辦事處設於 Clarendon House, Church Street, Hamilton HM 11, Bermuda。明日國際之主要營業地點設於香港皇后大道中5號衡怡大廈27樓。

5. 其他事項

(a) 於最後可行日期，收購人概無與任何恒光行董事或任何其他人士訂立以收購建議之結果為條件或與收購建議有關之協議或安排。

(b) 於最後可行日期，概無任何恒光行董事已獲發或將獲發任何利益，作為離職或與收購建議有關之補償。

(c) 於最後可行日期，恒光行獨立董事概無不可撤回地承諾接納或拒納收購建議。

(d) 於最後可行日期，收購人或與其一致行動之任何人士概無與任何恒光行股東訂立守則第22條附註8所指之任何安排。

(e) 收購人註冊辦事處之地址為 Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands。收購人之聯絡地址為香港皇后大道中5號衡怡大廈27樓。

(f) 德勤企業財務顧問有限公司之註冊辦事處之地址為香港干諾道中111號永安中心21樓。德勤企業財務顧問有限公司乃根據香港法例第333章證券條例登記之證券商及投資顧問。

(g) 本文件及接納及過戶表格之中英本如有歧義，概以英文本為準。

德勤企業財務顧問有限公司

21/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心21樓

Deloitte & Touche Corporate Finance Ltd

15 March 2002

To the Swank Independent Shareholders

Dear Sir or Madam,

**MANDATORY UNCONDITIONAL CASH OFFER BY
DELOITTE & TOUCHE CORPORATE FINANCE LIMITED
ON BEHALF OF
PROBEST HOLDINGS INC
FOR ALL THE ISSUED SHARES OF
SWANK INTERNATIONAL MANUFACTURING COMPANY LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY
PROBEST HOLDINGS INC
AND PARTIES ACTING IN CONCERT WITH IT)**

INTRODUCTION

Reference is made to the offer document (the "Offer Document") setting out, amongst other things, the terms and other details of the mandatory unconditional cash offer by Deloitte & Touche Corporate Finance Limited ("DTCFL") on behalf of Probest Holdings Inc (the "Offeror") to acquire all the issued shares of Swank International Manufacturing Company Limited ("Swank") other than those already owned by the Offeror or parties acting in concert with it (the "Offer"), information on the Offeror and Tomorrow and their intentions regarding the future of Swank. Terms defined in this letter shall have the same meanings as those defined in the Offer Document unless otherwise stated.

We would like to provide additional information on Swank as follows, which should form part of the information contained in the Offer Document.

FURTHER INFORMATION ON SWANK

The closing prices of Swank Shares on the last trading day of each of the six calendar months immediately preceding the date of the initial announcement regarding the Offer, being 18 July 2001 and the closing price of Swank Shares on 17 July 2001, being the date immediately preceding the date of the initial announcement are as follows:

Date	**Closing price of Swank Shares** *(HK$)*
31 January 2001	0.064
28 February 2001	0.092
30 March 2001	0.066
27 April 2001	0.070
31 May 2001	0.080
29 June 2001	0.073
17 July 2001	0.066

The highest and lowest closing prices for Swank Shares during the period commencing six months prior to the date of the initial announcement regarding the Offer, being 18 July 2001 and ending on the Latest Practicable Date, being 1 March 2002 were HK$0.100 on 10 January 2002 and HK$0.031 on 26 October 2001 respectively, which are the same as stated in the Offer Document.

The Offer Price of HK0.623 cent per Swank Share represents approximately 90.6% discount to the closing price of Swank Shares on 17 July 2001, being the last business day immediately preceding the date of the initial announcement of the Offer.

Other than disclosed in the Offer Document, neither the Offeror nor any parties acting in concert with it (or any of the directors of any of them) owned or controlled any Swank Shares as at the Latest Practicable Date nor did they deal in any Swank Shares during the period commencing 18 January 2001 (being six months prior to the date of the initial announcement) and ending on the Latest Practicable Date.

Yours faithfully,
For and on behalf of
Deloitte & Touche Corporate Finance Ltd
Lawrence Chia
Managing Director

The directors of Tomorrow jointly and severally accept full responsibility for the accuracy of information contained in this letter and confirm, having made all reasonable inquiries, that to their best of their knowledge, the opinions expressed in this letter have been arrived at after due and careful consideration and that there are no other facts not contained in this letter, the omission of which would make any statement in the letter misleading.

德勤企業財務顧問有限公司

21/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心21樓

Deloitte & Touche Corporate Finance Ltd

敬啓者：

德勤企業財務顧問有限公司
代表
PROBEST HOLDINGS INC
就收購恒光行實業有限公司
之全部已發行股份
（PROBEST HOLDINGS INC 及其一致
行動人士已擁有者除外）
之強制性無條件現金收購建議

引言

茲提述載列（其中包括）由德勤企業財務顧問有限公司（「德勤企業財務」）代表 Probest Holdings Inc （「收購人」）就收購恒光行實業有限公司（「恒光行」）之全部已發行股份（由收購人或其一致行動人士已擁有者除外）之強制性無條件現金收購建議（「收購建議」）之條款及其他詳情、收購人及明日國際之資料和該兩間公司對恒光行未來發展的意向之收購文件（「收購文件」）。除文義另有所指外，於本函件所界定之詞彙與收購文件所界定者具備相同涵義。

吾等欲向　閣下提供以下有關恒光行的額外資料，該等資料應構成載於收購文件內之部份資料。

有關恒光行之進一步資料

就有關恒光行股份的收購建議於初次公佈日期（為二零零一年七月十八日）前之六個曆月每個月最後一個交易日的收市價及恒光行股份於二零零一年七月十七日（為緊接初次公佈日期前的日期）的收市價如下：

日期	恒光行股份收市價（港元）
二零零一年一月三十一日	0.064
二零零一年二月二十八日	0.092
二零零一年三月三十日	0.066
二零零一年四月二十七日	0.070
二零零一年五月三十一日	0.080
二零零一年六月二十九日	0.073
二零零一年七月十七日	0.066

恒光行股份於自有關收購建議的初次公佈日期（為二零零一年七月十八日）前六個月起至最後實際可行日期（為二零零二年三月一日）止期間的最高及最低收市價分別為於二零零二年一月十日之0.100港元及於二零零一年十月二十六日之0.031港元，該等價格與收購文件所訂明者相同。

收購價每股恒光行股份0.623港仙較恒光行股份於二零零一年七月十七日（為緊接收購建議之初次公佈日期前的最後一個營業日）之收市價有約90.6%折讓。

除收購文件所披露者外，於最後實際可行日期，收購人或其一致行動人士（或任何彼等之任何董事）並無擁有或控制任何恒光行股份，亦並無於自二零零一年一月十八日（為初次公佈日期前的六個月）起至最後實際可行日期止之期間買賣任何恒光行股份。

此致

恒光行獨立股東　台照

代表
德勤企業財務顧問有限公司
董事總經理
謝其龍

二零零二年三月十五日

明日國際各董事願就本函件所載之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本函件所表達之意見乃經審慎周詳考慮，且本函件並無遺漏其他事實，致使本函件內之任何聲明有所誤導。




SWANK

Tomorrow International Holdings Limited
(incorporated in Bermuda with limited liability)

Financial Adviser to Tomorrow

Deloitte & Touche Corporate Finance Ltd

Swank International Manufacturing Company Limited
(incorporated in Hong Kong with limited liability)

Financial Adviser to Swank

KPMG
KPMG Corporate Finance

JOINT ANNOUNCEMENT

POSSIBLE MANDATORY CASH OFFER BY DELOITTE & TOUCHE CORPORATE FINANCE LIMITED ON BEHALF OF PROBEST HOLDINGS INC A WHOLLY-OWNED SUBSIDIARY OF TOMORROW INTERNATIONAL HOLDINGS LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN SWANK INTERNATIONAL MANUFACTURING COMPANY LIMITED OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY PROBEST HOLDINGS INC AND PARTIES ACTING IN CONCERT WITH IT

The Agreement was completed on 1 March 2002. The Offer Document, setting out the terms and conditions of the Offer, together with the forms of acceptance and transfer, will be despatched to the Swank Independent Shareholders on 4 March 2002.

Upon the despatch of the Offer Document, it is Tomorrow's intention to appoint each of Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Tam Ping Wah as executive directors to the board of directors of Swank and Mr. Kwong Wai Tim, William and Mr. Hahn Ka Fai, Mark as non-executive directors to the board of directors of Swank.

Reference is made to the joint announcement dated 31 January 2002 by Tomorrow International Holdings Limited ("Tomorrow") and Swank International Manufacturing Company Limited ("Swank") and the announcement by Tomorrow dated 20 February 2002 (the "Announcements") regarding the conditional sale and purchase agreement ("Agreement") entered into between, *inter alia*, Probest Holdings Inc ("Offeror"), Tomorrow and Optiset Limited pursuant to which the Offeror agreed to purchase and Optiset Limited agreed to sell a total of 1,605,000,000 shares of Swank, representing 71.9% of the issued share capital of Swank as enlarged by the issue of new shares upon the conversion of the convertible notes due on or before 2012 issued by Swank, the transfer of the bank debt of HK$250,000,000 from the creditor banks of Swank to the Offeror, and the possible mandatory cash offer following completion of the Agreement. Terms defined in the Announcements shall have the same meanings herein unless the context requires otherwise.

COMPLETION AND DESPATCH OF OFFER DOCUMENT

The Agreement became unconditional and was subsequently completed on 1 March 2002. The Offer Document containing details of the Offer, together with the forms of acceptance and transfer, will be despatched to the Swank Independent Shareholders on 4 March 2002. **The latest time for acceptances of the Offer is 4:00 p.m. on Tuesday, 2 April 2002.** The Offer will close at 9:30 a.m. on 3 April 2002 unless revised or extended in accordance with the Code. Acceptances received after 4:00 p.m. on 2 April 2002 will only be valid if the Offer is revised or extended before 4:00 p.m. on 2 April 2002.

APPOINTMENT OF SWANK INDEPENDENT FINANCIAL ADVISERS

The Swank Independent Board Committee, which comprises the independent non-executive directors of Swank, namely Mr. Gerald Dobby and Mr. Wu Sai Wing, has appointed Barits Securities (Hong Kong) Limited and CSC Asia Limited as joint financial advisers to the Swank Independent Board Committee to advise as to whether the terms of the Offer are fair and reasonable.

The Swank Independent Shareholders are advised to read carefully the Offeree Document, which should contain amongst other things, the recommendation of the Swank Independent Board Committee and the advice of the independent financial advisers, before making a decision in respect of the Offer. The latest date for despatch of the Offeree Document is 18 March 2002.

PROPOSED CHANGE OF BOARD COMPOSITION OF SWANK

It is Tomorrow's intention to appoint each of Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Tam Ping Wah as executive directors to the board of directors of Swank and Mr. Kwong Wai Tim, William and Mr. Hahn Ka Fai, Mark as non-executive directors to the board of directors of Swank upon the despatch of the Offer Document. Details of these proposed directors of Swank will be provided in the Offer Document.

As stated in the announcement of Swank dated 7 September 2001, Mr. Christopher Coulcher has resigned as managing director of Swank and as a director of each of the subsidiaries of the Swank Group. His resignation has taken effect from 28 February 2002. Save as above, as at the date of this announcement, no director of Swank has tendered any resignation that would take effect upon closing of the Offer.

The date of the Agreement was erroneously stated in the Announcements. The date of the Agreement should be 31 January 2002 instead of 21 January 2002. None of the terms of the Transaction and/or the Offer was affected due to such error.

By Order of the Board of Directors of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

By Order of the Board of Directors of
Swank International Manufacturing Company Limited
Gerald Clive Dobby
Chairman

Hong Kong, 1 March 2002

The directors of Tomorrow jointly and severally accept full responsibility for the accuracy of information (other than that relating to the Swank Group) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and that there are no other facts not contained in this announcement, the omission of which would make any statement in the announcement misleading.

The Directors of Swank jointly and severally accept full responsibility for the accuracy of the information (other than that relating to the Tomorrow Group) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.





Tomorrow International Holdings Limited
明日國際集團有限公司
（於百慕達註冊成立之有限公司）

明日國際之財務顧問
Deloitte & Touche Corporate Finance Ltd
德勤企業財務顧問有限公司

SWANK
Swank International Manufacturing Company Limited
恒光行實業有限公司
（於香港註冊成立之有限公司）

恒光行之財務顧問
KPMG
畢馬威企業財務

聯合公佈

德勤企業財務顧問有限公司 代表 明日國際集團有限公司 之全資附屬公司 PROBEST HOLDINGS INC 就收購恒光行實業有限公司 之全部已發行股份 （PROBEST HOLDINGS INC及其一致行動人士 已擁有或同意將予收購者除外） 可能提出之強制性現金收購建議

該協議於二零零二年三月一日完成。載有收購建議之條款及條件之收購文件連同接納及過戶表格，將於二零零二年三月四日寄發予恒光行獨立股東。

於寄發收購文件後，明日國際有意委任邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及譚炳華先生各自為恒光行董事會之執行董事，另外委任鄺維添先生及韓家輝先生為恒光行董事會之非執行董事。

謹此提述明日國際集團有限公司（「明日國際」）及恒光行實業有限公司（「恒光行」）於二零零二年一月三十一日發表之聯合公佈，以及明日國際於二零零二年二月二十日發表之公佈（「該等公佈」），內容有關由（其中包括）Probest Holdings Inc（「收購人」）、明日國際及 Optiset Limited 訂立之有條件買賣協議（「該協議」）。根據該協議，收購人同意收購而 Optiset Limited 同意出售合共1,605,000,000股恒光行股份（相當於經由恒光行發行並於二零一二年或之前到期之可換股債券獲兌換後發行之新股份擴大之恒光行已發行股本71.9%），轉讓恒光行結欠債權銀行之250,000,000港元銀行債務予收購人，以及於該協議完成時可能提出強制性現金收購建議。除文義另有所指外，本文所界定之詞彙與該等公佈所界定者具備相同涵義。

完成及寄發收購文件

該協議已成為無條件，並於二零零二年三月一日完成。載有收購建議之條款及條件之收購文件連同接納及過戶表格，將於二零零二年三月四日寄發予恒光行獨立股東。**收購建議之接納限期為二零零二年四月二日星期二下午四時**。除非根據守則獲修訂或延遲，否則收購建議將於二零零二年四月三日上午九時半結束。倘收購建議未能於二零零二年四月二日下午四時前修訂或延遲，則於二零零二年四月二日下午四時後接獲之任何申請一概拒絕受理。

委任恒光行獨立財務顧問

恒光行獨立董事委員會由恒光行獨立非執行董事 Gerald Dobby 先生及胡世榮先生組成，現已委任倍利證券（香港）有限公司及群益亞洲有限公司出任恒光行獨立董事委員會之聯席財務顧問，就收購建議之條款是否公平合理提供意見。

恒光行獨立股東於決定是否接納收購建議前，務請細閱被收購人文件，其中載有恒光行獨立董事委員會之推薦意見及獨立財務顧問之意見。被收購人文件之最後寄發限期為二零零二年三月十八日。

建議更改恒光行董事會之組成

明日國際有意於寄發收購文件後委任邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及譚炳華先生各自為恒光行董事會之執行董事，以及委任鄺維添先生及韓家輝先生為恒光行董事會之非執行董事。有關該等建議委任之恒光行董事之細節，將載於收購文件。

誠如恒光行於二零零一年九月七日發表之公佈所述，Christopher Coulcher 先生已辭任恒光行董事總經理及恒光行集團旗下各附屬公司之董事，由二零零二年二月二十八日起生效。除上述者外，於本公佈發表日期，概無恒光行董事申請於收購建議完成後離任。

該等公佈內所列之該協議訂立日期出現排印錯誤。該協議之訂立日期應為二零零二年一月三十一日，而非二零零二年一月二十一日。交易事項及／或收購建議所載之條款概無因有關錯誤而受影響。

承董事會命	承董事會命
明日國際集團有限公司	恒光行實業有限公司
主席	主席
邱德華	Gerald Clive Dobby

香港，二零零二年三月一日

明日國際各董事願就本公佈所載之資料（有關恒光行集團之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見乃經審慎周詳考慮，且本公佈並無遺漏其他事實，致使本公佈內之任何聲明有所誤導。

恒光行各董事願就本公佈所載之資料（有關明日國際集團之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見乃經審慎周詳考慮，且本公佈並無遺漏其他事實，致使本公佈內之任何聲明有所誤導。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

Extension of the despatch date of the Offer Document to Swank shareholders will be no later than 8 March 2002.

Reference is made to the joint announcement dated 31 January 2002 by Tomorrow International Holdings Limited ("Tomorrow") and Swank International Manufacturing Company Limited ("Swank") (the "Announcement") regarding a conditional sale and purchase agreement that has been entered into between, inter alia, Probest Holdings Inc (the "Offeror"), Tomorrow, Optiset Limited and 26 creditor banks (the "Creditor Banks") (the "Sale and Purchase Agreement") pursuant to which the Offeror agreed to acquire from Optiset Limited a total of 1,605,000,000 shares of Swank, representing approximately 71.9% of its issued share capital and the transfer of the bank debt of HK$250,000,000 from the Creditor Banks to the Offeror (the "Transaction"). Terms defined in this announcement shall have the same meanings as those defined in the Announcement unless otherwise stated.

EXTENSION OF THE DESPATCH DATE OF THE OFFER DOCUMENT

Once the Transaction is completed, under Rule 26 of the Code on Takeovers and Mergers (the "Code"), the Offeror is required to make an unconditional general offer for all the Swank Shares not already owned or agreed to be acquired by the Offeror and parties acting in concert with it. Under Rule 8.2 of the Code, the Offeror is also required to despatch the Offer Document to the shareholders of Swank within 21 days of the Announcement, being no later than 21 February 2002. As the conditions attached to the Sale and Purchase Agreement are expected to be satisfied on 1 March 2002 following which Completion will take place, an application has been made to the Executive Director of the Corporate Finance Division of the Securities and Futures Commission for an extension of time for despatching the Offer Document to Swank shareholders to no later than 8 March 2002.

By Order of the Board
TOMORROW INTERNATIONAL HOLDINGS LIMITED
Yau Tak Wah, Paul
Chairman

Hong Kong, 20 February 2002

The directors of Tomorrow jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable inquiries, that to their best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and that there are no other facts not contained in this announcement, the omission of which would make any statement in the announcement misleading.

香港經濟日報 2002年2月21日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

公佈

向恒光行股東寄發收購文件之寄發日期將會順延至不遲於二零零二年三月八日。

謹此提述明日國際集團有限公司（「明日國際」）及恒光行實業有限公司（「恒光行」）於二零零二年一月三十一日就有條件買賣協議（「買賣協議」）發表之聯合公佈（「該公佈」），該項買賣協議乃由（其中包括）Probest Holdings Inc（「收購人」）、明日國際、Optiset Limited 及26家債權銀行（「債權銀行」）訂立，據此，收購人同意向 Optiset Limited 收購合共1,605,000,000股恒光行股份（佔其已發行股本約71.9%），而債權銀行則轉讓為數250,000,000港元之銀行債務予收購人（「交易」）。除文義另有所指外，本公佈所界定之詞彙與該公佈所界定者具備相同涵義。

延遲收購文件之寄發日期

根據香港公司收購及合併守則（「守則」）第26條，交易一經完成，收購人須就彼本身及其一致行動人士尚未擁有或同意收購之全部恒光行股份提出無條件全面收購建議。根據守則第8.2條，收購人亦須在該公佈發表後21日內（即不遲於二零零二年二月二十一日）向各恒光行股東寄發收購文件。由於預期買賣協議之附帶條件將於二零零二年三月一日（即買賣協議將會完成之日期）達成，本公司已向證券及期貨事務監察委員會企業融資部之執行董事申請延遲向恒光行股東寄發收購文件之期限，順延日期不會遲於二零零二年三月八日。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零二年二月二十日

明日國際各董事願就本公佈所載內容之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本公佈所表達之意見乃經過周詳審慎考慮後始行發表，本公佈亦無遺漏其他事實，致使本公佈內任何聲明有誤導成份。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

Financial Adviser to Tomorrow

Deloitte & Touche Corporate Finance Ltd

SWANK

Swank International Manufacturing Company Limited

(incorporated in Hong Kong with limited liability)

Financial Adviser to Swank

KPMG

KPMG Corporate Finance

JOINT ANNOUNCEMENT

POSSIBLE MANDATORY CASH OFFER BY DELOITTE & TOUCHE CORPORATE FINANCE LIMITED ON BEHALF OF PROBEST HOLDINGS INC A WHOLLY-OWNED SUBSIDIARY OF TOMORROW INTERNATIONAL HOLDINGS LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN SWANK INTERNATIONAL MANUFACTURING COMPANY LIMITED OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY PROBEST HOLDINGS INC AND PARTIES ACTING IN CONCERT WITH IT

The Offeror, a wholly-owned subsidiary of Tomorrow, entered into a conditional sale and purchase agreement dated 21 January 2002 to acquire from the Vendor, a company formed by a consortium of the Creditor Banks, a total of 1,605,000,000 Sale Shares, comprising 373,342,850 Swank Shares, representing approximately 51.0 per cent. of the existing issued share capital of Swank and 1,231,657,150 of the Conversion Shares, at a consideration of HK$10,000,000, or HK 0.623 cent per Swank Share. The 1,605,000,000 Sale Shares will represent approximately 71.9 per cent. of the issued share capital of Swank as enlarged by the issue of the Conversion Shares. The Creditor Banks have also agreed to transfer the Bank Debts of HK$250,000,000 to the Offeror in accordance with the terms and conditions of the Sale and Purchase Agreement at a sum of HK$58,000,000. The Offeror has also undertaken, subject to Completion taking place, to provide financial assistance to Swank to discharge the liabilities of the Swank Group towards the other identified creditors of the Swank Group as appeared in the books of the Swank Group on 30 November 2001 in a sum not exceeding HK$49.6 million, should the Swank Group be unable to meet such liabilities from its own resources, and provided that the claim(s) of such other identified creditors are valid and enforceable against the Swank Group and not subject to any deductions set off or counterclaims or any other claims or dispute.

Under Rule 26 of the Code, upon Completion, Tomorrow will be obliged to make an unconditional general offer for all the issued Swank Shares other than those already owned or agreed to be acquired by the Offeror or parties acting in concert with it at HK 0.623 cent per Swank Share.

The Offeror will despatch an offer document setting out the terms and other details of the Offer, together with acceptance and transfer forms within 21 days of the date of this announcement or such later date as may be agreed by the Executive Director of the Corporate Finance Division of the SFC or any of his delegates.

Shareholders and any potential investors of Swank and Tomorrow should note that the Offer is a possibility only. It will only be made if the Sale and Purchase Agreement becomes unconditional and the Offeror's acquisition of the Sale Shares is completed.

It is the intention of Tomorrow to maintain the listing of the Swank Shares on the Stock Exchange following Completion. Accordingly, Tomorrow has undertaken to the Stock Exchange, in terms to be agreed with the Stock Exchange, to take appropriate steps as soon as practicable following the close of the Offer to ensure that such number of Swank Shares as may be required by the Stock Exchange are held by the public.

Trading in Swank Shares on the Stock Exchange was suspended at the request of Swank with effect from 2:30 p.m. on 10 January 2002 pending release of this announcement. Application has been made by Swank for the resumption of trading in Swank Shares with effect from 10:00 a.m. on 1 February 2002.

INTRODUCTION

The Offeror entered into the Sale and Purchase Agreement dated 21 January 2002 to acquire from the Vendor a total of 1,605,000,000 Sale Shares, comprising 373,342,850 Swank Shares, representing approximately 51.0 per cent. of the existing issued share capital of Swank and 1,231,657,150 Conversion Shares at a consideration of HK$10,000,000, or HK 0.623 cent per share. The 1,605,000,000 Sales Shares will represent approximately 71.9 per cent. of the issued share capital of Swank as enlarged by the issue of the Conversion Shares. The Creditor Banks also agreed to transfer the Bank Debts to the Offeror in accordance with the terms and conditions of the Sale and Purchase Agreement at a total sum of HK$58,000,000.

Completion of the Sale and Purchase Agreement is to take place 15 business days after the date on which it becomes unconditional and no later than 2 April 2002. Under Rule 26 of the Code, once the Sale and Purchase Agreement is completed, the Offeror is required to make an unconditional cash offer for all Swank Shares not already beneficially owned or agreed to be acquired by the Offeror and parties acting in concert with it. The terms of the Offer are set out under section headed "POSSIBLE MANDATORY CASH OFFER".

The Vendor and its controlling shareholder(s) are independent of, not connected with and not parties acting in concert with the chief executive, directors and substantial shareholders of Tomorrow and its subsidiaries and/or any of their respective associates.

THE SALE AND PURCHASE AGREEMENT

Date of the Sale and Purchase Agreement:	21 January 2002
Parties:	
Vendor:	Optiset Limited, a company formed by a consortium of the Creditor Banks
Transferors of the Bank Debts:	Creditor Banks
Agent and security agent for Creditor Banks:	HSBC
Purchaser:	Probest Holdings Inc, a wholly-owned subsidiary of Tomorrow
Guarantor of Purchaser:	Tomorrow
Issuer of the Conversion Shares:	Swank
Security Providers:	Members of the Swank Group

Sale Shares to be acquired

The Offeror will acquire 1,605,000,000 Sale Shares, comprising 373,342,850 Swank Shares, representing approximately 51.0 per cent. of the existing issued share capital of Swank and 1,231,657,150 Conversion Shares. The total Sale Shares will represent approximately 71.9 per cent. of the issued share capital of Swank upon Completion as enlarged by the issue of the 1,500,000,000 Conversion Shares upon the exercise of the conversion rights under the Convertible Bond by the Vendor. Upon Completion, the Creditor Banks in aggregate will hold 268,342,850 Conversion Shares, or approximately 12.0 per cent. of the enlarged issued share capital of Swank.

Purchase Price

The consideration of HK$10,000,000 for the Sale Shares was determined after arm's length negotiations among the parties to the Sale and Purchase Agreement (other than Swank) with reference to the net asset value of Swank with consideration being also given to its listed status and represents a price of approximately HK 0.623 cent per Swank Share.

provide fresh working capital. The directors of Tomorrow believe that upon Completion, the Swank Group's financial performance and position would be improved as its indebtedness will be reduced as a result of restructuring its debts, which includes the conversion of the Convertible Bond into Conversion Shares and the interest savings arising therefrom. Upon Completion, Tomorrow intends to streamline the operation of the Swank Group and apply other necessary measures with an aim to improve its efficiency and profitability. Given the established brand name of Swank, the strengthened financial position and with the financial assistance of the Tomorrow Group, the directors of Tomorrow believe that the prospect of the Swank Group will be enhanced upon Completion, and therefore the Transaction would be beneficial to the shareholders of both the Tomorrow Group and the Swank Group. Financial assistance may be given by Tomorrow Group from time to time as and when necessary. Such financial assistance, if any, would be on normal commercial terms and is not expected to have any material impact on the liquidity and the financial position of the Tomorrow Group as a whole.

It is not the intention of Tomorrow to make any material changes to the principal activities of the Swank Group. Tomorrow has also no plan to inject any of its assets into Swank or dispose of any of Swank's assets upon Completion.

The Transaction and the Offer will be financed by internal resources of the Tomorrow Group.

The Stock Exchange has stated that, if Swank remains a public company listed on the Stock Exchange, any acquisitions or disposals of assets by Swank will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require Swank to issue a circular to its shareholders where acquisition or disposal by Swank is proposed, irrespective of the size of such acquisition or disposal and in particular where such acquisition or disposal represents a departure from the principal activities of Swank. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals by Swank and any such acquisitions or disposals may, in any event, result in Swank being treated as a new applicant for listing and subject to the requirements for new applicants as set out in the Listing Rules.

Directors and Management of Swank

Tomorrow intends to appoint a majority of the directors of Swank (the "New Swank Board"), who are existing executive directors of Tomorrow, upon posting of the Offer Document. The daily operation and management will be carried out by the New Swank Board after the posting of the Offer Document. Particulars of the members of the New Swank Board will be provided in the Offer Document. Throughout the Offer period, the senior executive management of Swank will continue to remain in the company.

Continuation of Listing of Swank

It is the intention of Tomorrow that the listing of Swank Shares on the Stock Exchange should be maintained. Accordingly, Tomorrow has undertaken to the Stock Exchange, in terms to be agreed with the Stock Exchange, to take appropriate steps as soon as practicable following the close of the Offer to ensure that such number of Swank Shares as may be required by the Stock Exchange are held by the public.

The Stock Exchange has stated that, in the event that less than 25 per cent. of Swank Shares are in public hands following the closing of the Offer, it will closely monitor trading in Swank Shares. If the Stock Exchange believes that a false market exists or may exist in Swank Shares or that there are insufficient Swank Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in Swank Shares.

GENERAL MATTERS RELATING TO THE OFFER

Despatch of Offer Document

The Offeror expects that the Offer Document setting out the details of the Offer and the acceptance and transfer forms, will be sent out to the holders of the Swank Shares within 21 days of the date of this announcement.

If the Sale and Purchase Agreement does not become unconditional within 14 days of this announcement, an application may be made to the Executive Director of the Corporate Finance Division of the SFC for a consent under Note 2 to Rule 8.2 of the Code to despatch the Offer Document on a date which is within seven days of the date of fulfillment of the conditions precedent.

Despatch of circular

It is expected a circular containing the terms of the Offer, the recommendation of the independent board committee of Swank and the advice of the independent financial adviser will be despatched to the shareholders of Swank within 14 days of the date of the posting of the Offer Document or such later date as may be agreed by the Executive Director of the Corporate Finance Division of the SFC or any of his delegates. Further announcement(s) will be made by Swank regarding the Offer as and when appropriate.

Availability of the Offer

The availability of the Offer to persons not resident in Hong Kong may be affected by the laws of their jurisdictions of residence. Persons who are not resident in Hong Kong should inform themselves about and observe any applicable requirements in their own jurisdictions.

Shareholders and any potential investors of Swank and Tomorrow should note that the Offer is a possibility only. It will only be made if the Sale and Purchase Agreement becomes unconditional and the Offeror's acquisition of the Sale Shares is completed. Shareholders and potential investors of Swank and Tomorrow should therefore exercise extreme caution in dealing Swank Shares and Tomorrow Shares.

SUSPENSION AND RESUMPTION OF TRADING IN SWANK SHARES

Trading in Swank Shares on the Stock Exchange was suspended at the request of Swank with effect from 2:30 p.m. on 10 January 2002 pending the release of this announcement. Application has been made by Swank for the resumption of trading in Swank Shares with effect from 10:00 a.m. on 1 February 2002.

DEFINITIONS

"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Bank Debts"	the principal aggregate amount of HK$250,000,000 owing by the Swank Group to the Creditor Banks as at the date of the Sale and Purchase Agreement
"Code"	The Hong Kong Code on Takeovers and Mergers
"Completion"	completion of the Sale and Purchase Agreement
"Convertible Bond"	HK$300,000,000 convertible notes due on or before 2012 issued by Swank to the Vendor on 1 June 1999, convertible into Conversion Shares at any time during the first 7 years of issue
"Conversion Shares"	1,500,000,000 new Swank Shares to be issued to, or to the order of, the Vendor upon exercise of its conversion right under the Convertible Bond
"Creditor Banks"	a total of 26 banks and financial creditors which are owed monies by the Swank Group
"Debentures"	the debentures dated 5 November 1997 (as amended pursuant to a deed of amendment of the even date) given by Swank and the Security Providers to HSBC as security agent pursuant to the compromise agreement dated 30 April 1999 in relation to the restructuring of Swank's indebtedness
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, in its capacity as the agent and the security agent of the Creditor Banks
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Offer"	the possible unconditional cash offer by the Offeror Adviser on behalf of the Offeror to acquire all the Public Swank Shares
"Offer Document"	the Offer document to be despatched to the holders of Swank Share(s) in relation to the Offer
"Offer Price"	HK0.623 cent per Swank Share
"Offeree Adviser"	KPMG Corporate Finance Limited
"Offeror" or "Probest Holdings Inc"	a company incorporated in the British Virgin Islands and which is a wholly-owned subsidiary of Tomorrow
"Offeror Adviser"	Deloitte & Touche Corporate Finance Limited, a dealer and investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Public Swank Share(s)"	Swank Shares not already owned or agreed to be acquired by the Offeror or parties acting in concert with it
"Sale and Purchase Agreement"	the Sale and Purchase Agreement dated 21 January 2002 made between the Vendor, the Offeror, Tomorrow, Swank, the Security Providers, HSBC and the Creditor Banks relating to the sale and purchase of the Sale Shares and the transfer of Bank Debts
"Sale Shares"	the 1,605,000,000 Swank Shares comprising 1,231,657,150 of the Conversion Shares and 373,342,850 Swank Shares beneficially owned by the Vendor
"Security Providers"	members of the Swank Group who have provided security to the Creditor Banks in relation to the Debentures
"SFC"	The Securities and Futures Commission
"Swank"	Swank International Manufacturing Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Swank Group"	Swank and its subsidiaries
"Swank Share(s)"	share(s) of HK$0.20 each in issue or to be issued in the capital of Swank
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tomorrow"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Tomorrow Group"	Tomorrow and its subsidiaries
"Tomorrow Shares"	share(s) of HK$0.10 each in the capital of Tomorrow
"Transaction"	the acquisition of the Sale Shares and the transfer of the Bank Debts pursuant to the Sale and Purchase Agreement
"Vendor" or "Optiset Limited"	a company incorporated in the British Virgin Islands, which was formed by a consortium of the Creditor Banks and which subscribed for 373,342,850 Swank Shares, credited as fully paid, pursuant to a compromise agreement dated 30 April 1999 entered into between Swank, the Creditor Banks, HSBC as agent and Optiset Limited for the restructuring of the Swank's indebtedness.
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong

By Order of the Board of Directors of	By Order of the Board of Directors of
Tomorrow International Holdings Limited	**Swank International Manufacturing Company Limited**
Yau Tak Wah, Paul	**Christopher Coulcher**
Chairman	*Managing Director*

Hong Kong, 31 January 2002

The directors of Tomorrow jointly and severally accept full responsibility for the accuracy of information (other than that relating to the Swank Group) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and that there are no other facts not contained in this announcement, the omission of which would make any statement in the announcement misleading.

The Directors of Swank jointly and severally accept full responsibility for the accuracy of the information(other than that relating to the Tomorrow Group) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Transfer of Bank Debts

Pursuant to the Sale and Purchase Agreement, each of the Creditor Banks and HSBC as agent agreed to transfer their respective rights title in and interest to the Bank Debts of HK$250,000,000 to the Offeror at a sum of HK$58,000,000 upon Completion. Such amount was determined after arm's length negotiations among the parties to the Sale and Purchase Agreement (other than Swank). Each of the Creditor Banks and HSBC as agent also agreed to release and discharge each member of the Swank Group and certain major associated companies of Swank from all liabilities with effect from Completion. Upon Completion, no member of the Swank Group shall have any obligation or liability to any of the Creditor Banks, HSBC or the Vendor, other than those liabilities specifically mentioned in the Sale and Purchase Agreement, being the indebtedness arising from guarantees given by any of the Creditor Banks in respect of the supply of goods or services to the Swank Group (including but not limited to utility guarantees) granted by HSBC not exceeding HK$54,000 and any liabilities arising out of the use of credit cards issued in the name of the Swank Group or employees of the Swank Group granted by HSBC not exceeding HK$800,000. The Creditor Banks also undertake to procure the release and discharge of the Debentures on Completion. Upon Completion, the provision of the Bank Debts by Tomorrow to the Swank Group will constitute a connected transaction pursuant to the Listing Rules and is subject to the requirements thereunder.

The Offeror has also undertaken, subject to Completion taking place, to provide financial assistance to Swank to discharge the liabilities of the Swank Group towards the other identified creditors of the Swank Group as appeared in the books of the Swank Group on 30 November 2001 in a sum not exceeding HK$49.6 million, should the Swank Group be unable to meet such liabilities from its own resources, and provided that the claim(s) of such other identified creditors are valid and enforceable against the Swank Group and not subject to any deductions set off or counterclaims or any other claims or dispute. Upon Completion, this transaction will constitute a connected transaction under the Listing Rules and will be subject to the requirements thereunder.

Payment Terms

A sum of HK$68,000,000 was placed in escrow by Tomorrow on 27 August 2001 as earnest monies pursuant to an escrow agreement dated 27 August 2001. This sum represents the full amount of the consideration payable for the purchase of the Sale Shares and the transfer of the Bank Debts and will be released to the Vendor and the Creditor Banks upon Completion.

Conditions of the Sale and Purchase Agreement

The Sale and Purchase Agreement is conditional upon, inter alia:

1. Swank Shares remaining listed on the Stock Exchange and the Stock Exchange not having notified Swank that its listing status will or may be withdrawn;
2. the Vendor having issued the conversion notice to Swank;
3. Swank having allotted and issued the Conversion Shares to the order of the Vendor; and
4. that there be no resolution, petition or order for the winding up of Swank.

Guarantee

Tomorrow has given guarantee to the Creditor Banks and the Vendor of all of the Offeror's obligations under the Sale and Purchase Agreement.

COMPLETION

Completion of the Sale and Purchase Agreement is to take place on the date falling 15 business days after the satisfaction of condition 2 referred to in the section headed "Conditions of the Sale and Purchase Agreement" above and no later than 2 April 2002, subject to there being no breach of conditions 1 and 4 referred to in the said section and Swank having complied with condition 3.

The effect of the Transaction upon the shareholding structure of Swank will be as follows:

Shareholders	Existing shareholding	Upon conversion of the Convertible Bond	Upon Completion
Creditor Banks (under Optiset Limited)	373,342,850 (51.0%)	373,342,850 (16.7%)	—
Creditor Banks (upon conversion of the Convertible Bond) *(Note)*	—	1,500,000,000 (67.2%)	268,342,850 (12.0%)
Creditor Banks (subtotal)	373,342,850 (51.0%)	1,873,342,850 (83.9%)	268,342,850 (12.0%)
Offeror	—	—	1,605,000,000 (71.9%)
William E. Simon & Sons (Asia) Ltd	94,118,950 (12.9%)	94,118,950 (4.2%)	94,118,950 (4.2%)
Public	264,583,005 (36.1%)	264,583,005 (11.9%)	264,583,005 (11.9%)
Total	732,044,805 (100.0%)	2,232,044,805 (100.0%)	2,232,044,805 (100.0%)

Note: these Swank Shares are to be held by the 26 various Creditor Banks and there is no one single Creditor Bank holding more than 10 per cent. of the then issued share capital of Swank upon Completion.

Tomorrow expects goodwill will be recorded on the profit and loss accounts of the Tomorrow Group as a result of the Transaction.

POSSIBLE MANDATORY CASH OFFER

If the purchase of the Sale Shares is completed, the Offeror and parties acting in concert with it will be interested in 1,605,000,000 Swank Shares, representing approximately 71.9 per cent. of then issued share capital of Swank as enlarged by the issue of the Conversion Shares. Under Rule 26 of the Code, the Offeror is required to make an unconditional general offer for all the then issued Swank Shares not already beneficially owned or agreed to be acquired by the Offeror and parties acting in concert with it.

If the Offer is made, it will be on the terms set out below.

Upon Completion, the Offeror Adviser will, on behalf of the Offeror, make the Offer on the following basis:

For each Swank Share .... HK0.623 cent in cash

Other than Swank Shares and the Convertible Bond, Swank does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital and options under Swank's employee share option scheme).

The Offer Price represents:

(a) a discount of approximately 93.8 per cent. to the closing price of Swank Shares on the Stock Exchange of HK$0.100 per Swank Share, being the last price traded immediately prior to the suspension in trading on 10 January 2002; and

(b) a discount of approximately 89.8 per cent. to the average closing price of Swank Shares on the Stock Exchange of HK$0.061 per share for the 20 trading days immediately prior to and including the last trading day immediately prior to the suspension in trading on 10 January 2002.

During the six month period preceding the date of this announcement, the highest closing price of Swank Shares on the Stock Exchange was HK$0.100 per share on 10 January 2002, and the lowest closing price of Swank Shares on the Stock Exchange was HK$0.031 per share on 26 October 2001.

Based on the total number of 2,232,044,805 Swank Shares in issue upon Completion, the Offer would value Swank at approximately HK$13,906,000.

The Offeror Adviser is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offer.

Sellers' ad valorem stamp duty at the rate of HK$1.125 for every HK$1,000 or part thereof of the consideration arising in connection with acceptance of the Offer will be payable by those shareholders of Swank who accept the Offer and will be deducted from the consideration due to such person on acceptance of the Offer.

Acceptance of the Offer by any person(s) will be deemed to constitute a warranty by such person(s) that all Public Swank Shares acquired pursuant to the Offer are sold by such person(s) free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including (without limitation) the right to receive dividends and distributions declared, made or paid, if any, on or after the date hereof.

As at 21 January 2002, neither the Offeror nor any parties acting in concert with it owned any Swank Shares or any other securities, including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital. Neither the Offeror nor any parties acting in concert with it has dealt in any Swank Shares or any other securities, including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital during the six months prior to this announcement.

INFORMATION ON SWANK

The Swank Group is primarily engaged in the design, manufacture and marketing of frames, sunglasses and lenses. Its production facilities are located in Dongguan and Shenzhen of the PRC. Products of the Swank Group are mainly exported to the US, Europe and Australia. The unaudited consolidated loss for the six months ended 30 June 2001 of the Swank Group was approximately HK$13.3 million. The audited consolidated net liabilities as at 31 December 2000 and unaudited net liabilities of the Swank Group as at 30 June 2001 as stated in the interim report of the Swank Group for the six months ended 30 June 2001 were approximately HK$322.9 million and approximately HK$337.9 million respectively.

The audited consolidated net losses before and after taxation for the years ended 31 December 1999 and 31 December 2000 of the Swank Group are as follows:

	Year ended 31 December 2000 *HK$ million (audited)*	1999 *HK$ million (audited)*
Loss before taxation	(102.3)	(39.0)
Loss after taxation	(102.5)	(39.3)
Loss attributable to shareholders	(102.3)	(37.7)

Further information in relation to the Swank Group will be included in the Offer Document and the circular of Swank in respect of the Offer.

Swank and its subsidiaries are not connected with the chief executive, directors and substantial shareholders of Tomorrow and its subsidiaries and/or any of their respective associates.

INFORMATION ON THE OFFEROR AND TOMORROW

The Offeror is a private company which was incorporated in the British Virgin Islands on 10 April 2001 and is wholly owned by Tomorrow. It is a special purpose vehicle formed to hold Swank Shares and does not conduct any business.

Tomorrow Shares are listed on the Stock Exchange with a market capitalisation of approximately HK$402.4 million based on its closing price of HK$0.150 per share on 31 January 2002 and 2,682,686,445 shares in issue. Tomorrow is mainly engaged in the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic parts and components, the trading of listed equity investment and the provision of loan financing. The audited consolidated profit for the year ended 31 December 2000 and the unaudited consolidated profit for the six months ended 30 June 2001 of the Tomorrow Group were approximately HK$32.5 million and approximately HK$1.2 million respectively. The audited net tangible asset value as at 31 December 2000 and the unaudited net tangible asset value as at 30 June 2001 of the Tomorrow Group as stated in the interim report of Tomorrow for the same period were approximately HK$377.1 million and approximately HK$389.8 million respectively. The adjusted unaudited net tangible asset value of the Tomorrow Group as disclosed in its rights issue prospectus dated 19 October 2001 was approximately HK$563.0 million, based on the unaudited net tangible asset value as disclosed in the interim report of Tomorrow for the six months ended 30 June 2001 after adding the net proceeds of approximately HK$177.5 million from the rights issue announced on 10 August 2001.

Tomorrow, its subsidiaries, their respective controlling shareholders, chief executives and directors and their respective associates are not connected with the substantial shareholders of Swank.

REASONS FOR THE OFFER AND FUTURE PLANS AND PROSPECTS OF SWANK

As stated in the rights issue prospectus to the shareholders of Tomorrow dated 19 October 2001, the directors of Tomorrow are of the view that the business strategy of acquiring listed and non-listed assets is expected to generate a diversified source of income, enlarge the earning base of the Tomorrow Group and enhance the value of Tomorrow Shares. The directors of Tomorrow consider that the Transaction and the Offer would serve the purpose of diversification. The growth of the Swank Group has been hindered over the last two financial years by its inability to obtain third party financing to

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
明日國際之財務顧問
Deloitte & Touche Corporate Finance Ltd
德勤企業財務顧問有限公司

Swank International Manufacturing Company Limited
恒光行實業有限公司
(於香港註冊成立之有限公司)
恒光行之財務顧問


KPMG
畢馬威企業財務

聯合公佈
德勤企業財務顧問有限公司
代表
明日國際集團有限公司
之全資附屬公司
PROBEST HOLDINGS INC
就收購恒光行實業有限公司
之全部已發行股份
（PROBEST HOLDINGS INC及其一致行動人士
已擁有或同意將予收購者除外）
可能提出之強制性現金收購建議

收購人（明日國際之全資附屬公司）於二零零二年一月二十一日訂立一項有條件買賣協議，以向賣方（一家由債權銀行附團組成之公司）收購合共1,605,000,000股銷售股份（包括373,342,850股恒光行股份（佔恒光行現有已發行股本約51.0%）及1,231,657,150股兌換股份），代價為10,000,000港元，或每股恒光行股份0.623港仙。1,605,000,000股銷售股份將佔恒光行因發行兌換股份而擴大之已發行股本約71.9%。債權銀行亦已同意根據買賣協議之條款及條件以58,000,000港元轉讓為數250,000,000港元之銀行債務予收購人。收購人亦已承諾，待買賣協議完成後，倘恒光行集團未能以本身資源償還負債，收購人將向恒光行提供財政援助，以解除恒光行集團欠負恒光行集團其他已知債權人不超過49,600,000港元之負債（如恒光行集團於二零零一年十一月三十日之賬冊所示），惟該等其他已知債權人對恒光行集團之索償須為有效及可強制執行，且並非以任何扣除抵償，亦無附帶反索償或任何其他索償或糾紛。

根據守則第26條之規定，完成時，明日國際將有責任提出一項無條件全面收購建議，按每股恒光行股份0.623港仙收購全部已發行恒光行股份（收購人或其一致行動人士已擁有或同意將予收購者除外）。

收購人將於本公佈發表日期起計21日內（或證監會企業融資部執行董事或其任何受委人可能同意之較後日期）寄發一份收購文件（連同接納及過戶表格），當中載述收購建議之條款及其他詳情。

恒光行及明日國際之股東及任何有意之投資者務須注意，收購建議會否落實，目前尚屬未知之數。收購建議僅會於買賣協議成為無條件，且收購人已完成收購銷售股份後落實。

於完成後，明日國際擬維持恒光行股份在聯交所之上市地位。因此，明日國際已向聯交所承諾於收購建議結束後在合理可行情況下盡快採取適當步驟（條款有待與聯交所議定），確保恒光行股份之公眾持股量符合聯交所規定。

應恒光行要求，恒光行股份已於二零零二年一月十日下午二時三十分開始在聯交所暫停買賣，以待發表本公佈。恒光行已申請恒光行股份於二零零二年二月一日上午十時正開始恢復買賣。

緒言

收購人於二零零二年一月二十一日訂立一項有條件買賣協議，以向賣方收購合共1,605,000,000股銷售股份（包括373,342,850股恒光行股份（佔恒光行現有已發行股本約51.0%）及1,231,657,150股兌換股份），代價為10,000,000港元，或每股恒光行股份0.623港仙。1,605,000,000股銷售股份將佔恒光行因發行兌換股份而擴大之已發行股本約71.9%。債權銀行亦已同意根據買賣協議之條款及條件以58,000,000港元轉讓銀行債務予收購人。

買賣協議將於該協議成為無條件當日起計15個營業日後完成，惟將不會遲於二零零二年四月二日。根據守則第26條之規定，一旦買賣協議得以完成，收購人須就收購人及其一致行動人士並無實益擁有或同意將予收購之全部恒光行股份提出無條件現金收購建議。收購建議之條款載於「可能提出之強制性現金收購建議」一節。

賣方及其控股股東乃獨立人士，與明日國際及其附屬公司之行政總裁、董事及主要股東及／或彼等各自之任何聯繫人士概無關連，亦非與上述人士一致行動。

買賣協議

買賣協議訂立日期：	二零零二年一月二十一日
協議各方：	
賣方：	Optiset Limited，一家由債權銀行財團組成之公司
銀行債務之轉讓人：	債權銀行
債權銀行之代理及抵押代理：	滙豐
買方：	Probest Holdings Inc，明日國際之全資附屬公司
買方之擔保人：	明日國際
兌換股份之發行人：	恒光行
抵押提供者：	恒光行集團之成員公司

將予收購之銷售股份

收購人將收購1,605,000,000股銷售股份，包括373,342,850股恒光行股份（佔恒光行現有已發行股本約51.0%）及1,231,657,150股兌換股份。銷售股份合共佔完成時恒光行因發行1,500,000,000股兌換股份而擴大之已發行股本約71.9%。完成時，債權銀行將合共持有268,342,850股兌換股份，相當於恒光行經擴大已發行股本約12.0%。

購買價

銷售股份之代價10,000,000港元乃經買賣協議各方（恒光行除外）按公平原則磋商後釐定，並已參照恒光行之資產淨值及考慮其上市地位。代價亦相當於每股恒光行股份0.623港仙。

轉讓銀行債務

根據買賣協議，債權銀行及滙豐（作為代理人）各方均同意於完成時以58,000,000港元轉讓彼等各自於銀行債務250,000,000港元之權利、所有權及利益予收購人。該金額乃經買賣協議各方（恒光行除外）按公平原則磋商後釐定。債權銀行及滙豐（作為代理人）各方均同意於完成後免除及解除恒光行集團各成員公司及恒光行若干主要聯營公司之一切負債。完成時，恒光行集團任何成員公司概無於債權銀行、滙豐或賈方擁有任何責任或負債，惟不包括買賣協議特別指明之負債，即任何一家債權銀行就提供產品或服務予恒光行集團（包括但不限於公用事業擔保）時須向所給予之擔保而產生不多於54,000港元之債項，亦不包括因使用由滙豐提出並以恒光行集團或恒光行集團成員名義發出之信用卡而產生任何不多於800,000港元之負債。債權銀行亦承諾安排債權證於完成時獲免除及解除。根據上市規則之規定，於完成時，明日國際向恒光行集團提供銀行債務將構成一項關連交易，並須遵照上市規則之有關規定。

收購人亦已承諾，待買賣協議完成後，倘恒光行集團未能以本身資源償還負債，收購人將向恒光行提供財政援助，以解除恒光行集團欠負恒光行集團其他已知債權人不超過49,600,000港元之負債（如恒光行集團於二零零一年十一月三十日之賬冊所示），惟該等其他已知債權人對恒光行集團之索償須為有效及可強制執行，且並非以任何扣除抵償，亦概無附帶反索償或任何其他索償或糾紛。買賣協議完成後，根據上市規則之規定，有關交易將構成一項關連交易，並須遵照上市規則之有關規定。

支付條款

根據於二零零一年八月二十七日簽訂之託管協議，明日國際已於二零零一年八月二十七日支出一筆為數68,000,000港元之金額託管作為保證金。該筆金額乃購買銷售股份及轉讓銀行債務時須支付之款項總額，並將於完成時交予賣方及債權銀行。

買賣協議之條件

買賣協議之條件包括下列各項：

1. 恒光行股份仍然在聯交所上市，而聯交所亦無知會恒光行其上市地位將會或可能被撤銷；
2. 賣方已向恒光行發出兌換通知；
3. 恒光行已按賣方要求配發及發行兌換股份；及
4. 無任何決議案、呈請或指令要求恒光行清盤。

擔保

明日國際已就收購人根據買賣協議之一切責任向債權銀行及賣方作出擔保。

完成

買賣協議將於上述「買賣協議之條件」一節所載第2項條件完成15個營業日後完成，惟不得遲於二零零二年四月二日，且該節第1及第4項條件並無遭到違反，以及恒光行遵守第3項條件。

以下為交易事項對恒光行股權架構之影響：

股東	現有股權	可換股債券獲兌換時	完成時
債權銀行（Optiset Limited名下）	373,342,850 (51.0%)	373,342,850 (16.7%)	—
債權銀行（於可換股債券獲兌換時）（附註）	—	1,500,000,000 (67.2%)	268,342,850 (12.0%)
債權銀行（小計）	373,342,850 (51.0%)	1,873,342,850 (83.9%)	268,342,850 (12.0%)
收購人	—	—	1,605,000,000 (71.9%)
William E. Simon & Sons (Asia) Ltd	94,118,950 (12.9%)	94,118,950 (4.2%)	94,118,950 (4.2%)
公眾人士	264,583,005 (36.1%)	264,583,005 (11.9%)	264,583,005 (11.9%)
總計	732,044,805 (100.0%)	2,232,044,805 (100.0%)	2,232,044,805 (100.0%)

附註：該等恒光行股份將由26家債權銀行持有，且並無一家債權銀行於完成時持有恒光行當時已發行股本10%或以上之權益。

明日國際預期，在進行交易後，明日國際集團之損益賬內將會錄得商譽。

可能提出之強制性現金收購建議

緊隨買賣協議完成後，收購人及其一致行動人士將擁有1,605,000,000股恒光行股份（相當於恒光行當時因發行兌換股份而擴大之已發行股本約71.9%）之權益。根據守則第26條之規定，收購人須就收購人及其一致行動人士並無實益擁有或同意將會收購之全部當時已發行恒光行股份提出無條件全面收購建議。

倘提出收購建議後，收購建議將按以下條款進行。

於完成時，收購人顧問將代表收購人按下列基準提出收購建議：

每股恒光行股份 現金0.623港仙

除恒光行股份及可換股債券外，恒光行並無其他未償付股本證券（包括與股本有關之可換股證券、認股權證、購股權或有關任何股本之認購權及恒光行僱員購股權計劃項下之購股權）。

收購價較：

(a) 於二零零二年一月十日，恒光行股份於聯交所股份暫停買賣前之最後成交價每股0.100港元折讓約93.8%；及

(b) 於緊接二零零二年一月十日（包括該日）暫停買賣前20個交易日，恒光行股份於聯交所之平均收市價每股0.061港元折讓約89.8%。

於本公佈發表日期前六個月期間，恒光行股份在聯交所之最高收市價為二零零二年一月十日每股0.100港元，而在聯交所之最低收市價則為二零零一年十月二十六日每股0.031港元。

根據於完成時已發行合共2,232,044,805股恒光行股份計算，收購建議項下恒光行之價值將約為13,906,000港元。

收購人顧問已信納收購人具備充足財務資源應付收購建議獲悉數接納時所需。

接納收購建議之恒光行股東將須繳付賣方從價印花稅，金額為就接納收購建議而產生每1,000港元之代價或其任何部份須繳付1.125港元，而上述從價印花稅則會在有關恒光行股東接納收購建議時從其應收之代價中扣除。

任何人士接納收購建議將會被視作構成有關人士之保證，保證其根據收購建議售予收購人之恒光行公眾股份將會全部出售，且並無附帶任何留置權、抵押、期權、索償、衡平權益、不利權益、第三方權利或債權負擔，並連同所有應計或附帶權利，其中包括（但不限於）有權收取於本公佈發表日期或以後所宣派、作出或支付（如有）之股息及分派。

於二零零二年一月二十一日，收購人及其一致行動人士概無擁有任何恒光行股份或任何其他證券，包括與股本有關之可換股證券、認股權證、購股權或有關任何股本之認購權。收購人及其一致行動人士亦無於本公佈發表前六個月內買賣任何恒光行股份或任何其他證券，包括與股本有關之可換股證券、認股權證、購股權或有關任何股本之認購權。

有關恒光行之資料

恒光行集團主要從事配光架、太陽眼鏡架及鏡片之設計、生產及銷售業務，其生產設施位於中國東莞及深圳，產品主要出口歐洲及美洲地區。恒光行集團截至二零零一年六月三十日止六個月之未經審核綜合虧損約為13,300,000港元。恒光行集團於二零零零年十二月三十一日之經審核綜合負債淨額及如恒光行集團截至二零零一年六月三十日止六個月之中期報告所載、於二零零一年六月三十日之未經審核綜合負債淨額分別約為322,900,000港元及337,900,000港元。

恒光行集團截至一九九九年十二月三十一日及二零零零年十二月三十一日止兩個年度之經審核綜合除稅前後虧損淨額如下：

	截至十二月三十一日止年度 二零零零年 百萬港元 （經審核）	一九九九年 百萬港元 （經審核）
除稅前虧損	(102.3)	(39.0)
除稅後虧損	(102.5)	(39.3)
股東應佔虧損	(102.3)	(37.7)

有關恒光行集團之其他資料將載於收購文件及恒光行就收購建議刊發之通函內。

恒光行及其附屬公司與明日國際及其附屬公司之行政總裁、董事及主要股東及／或彼等各自之聯繫人士概無關連。

有關收購人及明日國際之資料

收購人乃一家私人公司，於二零零一年四月十日在英屬處女群島註冊成立，且由明日國際全資擁有。收購人乃特殊目的工具，其成立之目的為持有恒光行股份，而並無經營任何業務。

[illegible]

明日國際、其附屬公司、彼等各自之控股股東、高級行政人員及董事及彼等各自之聯繫人士與恒光行之主要股東概無關連。

進行收購建議之原因、未來計劃及恒光行之前景

誠如明日國際在二零零一年十月十九日刊發予其股東之供股章程中所載，明日國際之董事認為，收購上市及非上市資產之業務策略預期能夠取得多元化之收入來源，擴大明日國際集團之盈利基礎，並且提升明日國際股份之價值。明日國際之董事認為交易事項及收購建議將可達致多元化發展之目標。過往兩個財政年度，恒光行集團之增長因未能取得第三方融資以提供新營運資金而被拖累。惟明日國際之董事相信於完成後，恒光行集團債項將會由於債務重組而減少，包括將可換股債券兌換為兌換股份及從而節省之利息，故恒光行集團之財務表現及財政狀況會因而有所改善。完成後，明日國際擬檢討恒光行集團之運作，並採取其他必要措施，務求提升恒光行集團之效率及盈利能力。鑑於恒光行品牌已穩立一定地位，加上財政狀況更為穩固及在明日國際集團之財政援助下，明日國際之董事相信恒光行集團之前景將會於完成後有所改善，因此交易事項對明日國際集團及恒光行集團之股東均有裨益。明日國際會不時在有需要之情況下提供財政援助。有關財政援助（如有）將會按一般商業條款提供，故預期不會對明日國際集團之營運資金及財政狀況構成任何重大影響。

明日國際目前無意對恒光行集團之主要業務作出任何重大變動，亦無計劃於完成後注資恒光行或出售恒光行任何資產。

交易事項及收購建議將會以明日國際集團之內部資源撥付。

聯交所已表明，倘恒光行繼續為聯交所上市之公眾公司，則恒光行收購或出售任何資產時均須遵守上市規則之規定。根據上市規則，當恒光行建議收購或出售資產時，不論有關收購或出售之規模大小，尤其是當有關收購或出售偏離恒光行之主要業務時，聯交所有權酌情要求恒光行向其股東刊發通函。根據上市規則，聯交所亦有權合併計算恒光行所進行之一連串收購或出售，而在任何情況下，有關收購或出售或會導致恒光行被視為新上市申請人，並須遵守上市規則所載有關新上市申請人之規定。

恒光行之董事及管理層

[illegible]

維持恒光行之上市地位

明日國際擬維持恒光行股份在聯交所之上市地位。因此，明日國際已向聯交所承諾於收購建議結束後在合理可行情況下盡快採取適當步驟（條款有待與聯交所議定），確保恒光行股份之公眾持股量符合聯交所規定。

聯交所已表明，倘於收購建議結束後恒光行股份之公眾持股量少於25%，則會密切監督恒光行股份之買賣情況。倘聯交所相信恒光行股份出現或可能出現造市情況，或恒光行股份之公眾持股量不足以維持有秩序之市場，則會考慮行使酌情權暫停恒光行股份之買賣。

有關收購建議之一般事項

寄發收購文件

收購人擬同時於本公佈發表日期起計21日內寄發一份收購文件及接納及過戶表格予恒光行股份持有人，當中載述收購建議之詳情。

倘買賣協議未能於本公佈刊發日期起計14日內成為無條件協議，則會向證監會企業融資部執行董事申請授出守則第8.2條附註2項下之同意，容許押後至所有先決條件達成當日起計七日內寄發收購文件。

寄發通函

預期一份通函將於收購文件刊發日期起計14日內（或證監會企業融資部執行董事或其任何受委人可能同意之較後日期）寄發通函予恒光行之股東，當中載述收購建議之條款、恒光行獨立董事委員會之推薦意見及獨立財務顧問之意見。恒光行將於適當時候另行發表有關收購建議之公佈。

參與收購建議之資格

非香港居民能否參與收購建議，或會受彼等所屬司法權區之法例影響。非香港居民必須自行了解及遵守彼等所屬司法權區之所有適用規定。

恒光行及明日國際之股東及任何有意之投資者務須注意，收購建議會否落實，目前尚屬未知之數。收購建議僅會於買賣協議成為無條件協議，且收購人已完成收購銷售股份後落實。恒光行及明日國際之股東及有意之投資者於買賣恒光行股份及明日國際股份時務須審慎行事。

恒光行股份暫停及恢復買賣

應恒光行要求，恒光行股份已於二零零二年一月十日下午二時三十分開始在聯交所暫停買賣，以待發表本公佈。恒光行已申請恒光行股份於二零零二年二月一日上午十時正起開始恢復買賣。

釋義

「聯繫人士」	指	上市規則所賦予之涵義
「銀行債務」	指	於買賣協議訂立當日，恒光行集團結欠債權銀行之本金總額250,000,000港元
「守則」	指	香港公司收購及合併守則
「完成」	指	買賣協議之完成
「可換股債券」	指	恒光行於一九九九年六月一日發行予賣方之300,000,000港元可換股票據，可換股票據於二零一二年或之前到期，於發行起計首七年內任何時間可兌換為兌換股份
「兌換股份」	指	根據可換股債券行使其換股權時發行予賣方或按其要求發行之1,500,000,000股新恒光行股份
「債權銀行」	指	獲恒光行集團結欠款項之合共26家銀行及財務債權人
「債權證」	指	根據於一九九九年四月三十日就重組恒光行債項而訂立之上調協議，恒光行與抵押提供者於一九九七年十一月五日（經同日一項修訂契據修訂）向滙豐（作為抵押代理人）提供之債權證
「滙豐」	指	香港上海滙豐銀行有限公司，作為債權銀行之代理人及抵押代理人
「上市規則」	指	聯交所證券上市規則
「收購建議」	指	收購人顧問代表收購人可能提出之無條件現金收購建議，以收購全部恒光行公眾股份
「收購文件」	指	將寄發予恒光行股份持有人之收購文件，內容有關收購建議
「收購價」	指	每股恒光行股份0.623港仙
「被收購人顧問」	指	畢馬威企業財務有限公司
「收購人」或「Probest Holdings Inc」	指	於英屬處女群島註冊成立之公司，明日國際之全資擁有附屬公司
「收購人顧問」	指	德勤企業財務顧問有限公司，根據香港法例第333章證券條例註冊之證券商及投資顧問
「恒光行公眾股份」	指	收購人或其一致行動人士並未擁有或同意將予收購之恒光行股份
「買賣協議」	指	由賣方、收購人、明日國際、恒光行、抵押提供者、滙豐及債權銀行於二零零二年一月二十一日訂立之買賣協議，內容有關買賣銷售股份及轉讓銀行債務
「銷售股份」	指	1,605,000,000股恒光行股份，包括1,231,657,150股兌換股份及由賣方實益擁有之373,342,850股恒光行股份
「抵押提供者」	指	恒光行集團之成員公司，就債權證向債權銀行提供抵押
「證監會」	指	證券及期貨事務監察委員會
「恒光行」	指	恒光行實業有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「恒光行集團」	指	恒光行及其附屬公司
「恒光行股份」	指	恒光行股本中已發行或將予發行之每股面值0.20港元之股份
「聯交所」	指	香港聯合交易所有限公司
「明日國際」	指	明日國際集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「明日國際集團」	指	明日國際及其附屬公司
「明日國際股份」	指	明日國際股本中每股面值0.10港元之股份
「交易事項」	指	根據買賣協議收購銷售股份及轉讓銀行債務
「賣方」或「Optiset Limited」	指	於英屬處女群島註冊成立之公司，由債權銀行財團成立，並根據恒光行、債權銀行、滙豐（作為代理人）及Optiset Limited於一九九九年四月三十日就重組恒光行債項而訂立之重組協議認購373,342,850股入賬列作繳足股款之恒光行股份
「港元」	指	港元，香港法定貨幣

承董事會命
明日國際集團有限公司
主席
邱德根

承董事會命
恒光行實業有限公司
董事總經理
Christopher Coulcher

香港，二零零二年一月三十一日

明日國際各董事願就本公佈所載之資料（有關恒光行之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見乃經審慎周詳考慮，且本公佈並無遺漏其他事實，致使本公佈內之任何聲明有所誤導。

恒光行各董事願就本公佈所載之資料（有關明日國際集團之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見乃經審慎周詳考慮，且本公佈並無遺漏其他事實，致使本公佈內之任何聲明有所誤導。